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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saipem SPA

*CURRENT ADDRESS



PROCESSED
AUG 04 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4776 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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Saipem

82.4776

RECEIVED
2004 AUG -4 A 9:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
12-31-03

Financial Report at 31st December 2003

82.4776

letter to the shareholders

Messrs. Shareholders, in 2003 and for the third year running, your Company has achieved record results in terms of revenues, cash flow and net income.

The objective we set ourselves at the beginning of the year was to equal in 2003 the results achieved in 2002, a year that benefited from the better than expected performance of the groundbreaking Blue Stream project. This objective has been achieved and slightly exceeded, despite the unexpected downturn in the drilling market and the euro's appreciation against the US dollar.

These results can be ascribed to the efficient execution of large turnkey offshore projects, which has been greatly facilitated by the successful integration of the engineering and project management competencies gained through the acquisition of Bouygues Offshore and the construction capabilities of our fleet, which in terms of size and efficiency is at the leading edge of the industry.



From left:
Hugh James O'Donnell, Managing Director
Pietro Franco Tali, Chairman & C.E.O.
Jacques Yves Léost, Director of Saipem S.p.A. and Chairman of Saipem s.a.



Having achieved the best results in the company's history for three consecutive years sets your company apart in the Oil Service Industry, where performance by other operators over the same period has generally and often largely been negative.
In particular, let us review the results for 2003:
Revenues: in excess of 4.2 billion euros,
Cash flow: over 450 million euros,
Net income: 196 million euros.

The Offshore Construction sector accounted for 60% of the revenues and 54% of overall contributions from operations; this underpins the competitive positioning in terms of both excellence and efficiency that the group has achieved in this sector; Onshore Construction accounted for 17% of revenues and contributions from operations; the Drilling sectors, having experienced difficult market conditions, generated 12% of revenues and 19% of contributions from operations; the following sectors Liquefied Natural Gas (LNG), Maintenance, Modification and Operation (MMO) and Leased FPSO accounted for the remaining 11% of revenues and 10% of contributions from operations.
Also highly significant is the 295 million euro reduction in net debt, due in part to a particularly favourable trend in working capital.

In 2003, both the management and the various company's structures have undertaken and very nearly completed the integration process with Bouygues Offshore. This entailed a review of procedures, IT systems and organisational structures both in the Milan and Paris centres and the Group's operational configuration in the various market areas. The integration of engineering and construction competencies is a complex process, as demonstrated by the difficulties experienced by several competitors, since historically these two activities have belonged to different industrial sectors, often in conflict with one another. The need to bring together engineering and construction expertise was dictated by the change in contractual strategies by the oil companies; specifically, when oil companies pursue the development of large offshore fields in frontier areas, they now award EPIC-type contracts (Engineering, Procurement, Installation, Construction), meaning that they rely on a single contractor to provide the engineering solution as well as the management of the construction and installation phases.

In recent years, your Company has invested heavily both in strengthening the fleet and acquiring engineering and project management competencies; in 2004 and for the next few years, we shall strive to strengthen the other two pillars of our efficient and competitive industrial model focused on turnkey projects, namely local presence and growth in low-cost countries.
With regard to your Company's presence in strategic areas, we are further consolidating our construction capabilities in Nigeria and Angola where we are able to construct equipment for local offshore projects. Moreover, we have begun the construction of a fabrication yard in Kazakhstan, in view of the opportunities offered by the development of large oil fields in the Caspian Sea.
With respect to Saipem's presence in low-cost countries, in 2003, we have more than doubled the number of engineers in Indonesia, India and Croatia, from 300 to 700; we intend to continue to increase the engineering expertise in those countries in order to benefit from increased competitiveness and flexibility.

Investments by the Oil Companies in 2004 are predicted to show a modest increase but these are expected to focus on areas such as West Africa, the Caspian Sea and the Far East, where your company is competitively positioned.
The overview for the market segments where your company operates is as follows: the Drilling sectors are expected to show signs of recovery, after nearly two years of weakness; prospects for the Onshore Construction sector appear positive in the medium term, although some softening is anticipated in 2004; the Offshore Construction sector is expected to hold up well both in terms of the development of substantial oil fields in remote areas and large-diameter pipelaying; finally the Liquefied Natural Gas (L.N.G.)



sector appears to be growing rapidly.

The phenomenon that will adversely affect Saipem's profitability in 2004 i appreciation of the Euro, considering that approximately 70% of Saipem's revenue denominated in US Dollars, whilst costs from the Milan and Paris operating centr well as almost all depreciation and amortisation, a total of approximately 600 mil per annum, are denominated in euros.
The impact of the Euro appreciation causes a reduction in the euro-equival contribution from USD-denominated contracts (translation effect) and a reductio operating revenues due to the company's structural costs being denominated in eu Conversely, your Company expects growth in terms of volumes (in local currenc further cost synergies deriving from the integration of Bouygues Offshore and pr recovery in areas where US competition is weakest.

Saipem's distinctive capabilities and competencies and the substantial order back allied with additional cost savings are expected to counteract the negative effects of t Euro appreciation and underpin expectations for 2004 of attaining results in line wit or close to, the record level achieved in 2003.

The Board of Directors, bearing out the policy of distributing one third of consolidate net income, proposes to the Shareholders' Meeting a dividend of 0.148 euro per ordina share and 0.178 euro per savings share (2002: 0.144 euro and 0.174 euro respectively).

On behalf of the Board of Directors

The Chairman, Pietro Franco Tali

BOARD OF DIRECTORS

Chairman and Chief Executive Officer
Pietro Franco Tali

Managing Director
Hugh James O'Donnell

Directors
Franco Bruni
Francesco Gatti
Roberto Jaquinto
Jacques Yves Léost
Marco Mangiagalli
Marco Reboa
Ian Wybrew-Bond

STATUTORY AUDITORS

Chairman
Gaetano Troina

Statutory Auditors
Paolo Andrea Colombo (1)
Fabio Venegoni

Alternate Statutory Auditors
Lorenzo Caprio
Bruno Maier (2)

INDEPENDENT AUDITORS
Reconta Ernst & Young S.p.A.

(1) Appointed by the General Shareholders' Meeting of 2nd May 2003, replaces Bruno Maier.
(2) Appointed by the General Shareholders' Meeting of 2nd May 2003.

Saipem S.p.A. share performance

At the end of 2003, Saipem S.p.A. ordinary shares were traded on the Milan Stock Exchange at 6.459 euros, a slight increase versus the 2002 year-end quotation.
The shares were affected by the widespread lack of confidence permeating the stock markets during the first quarter 2003 deriving from fear of terrorist attacks and the Iraq conflict. In February the shares reached their lowest price of the year at 5.325 euros. In the second quarter, signs of an economic recovery both in the US and the Far East helped boost stock market indices in general and energy stocks in particular, as they underpinned an expected increase in oil and gas demand and associated investments. As a result, the share price increased steadily and peaked at the end of July at 7.313 euros.
During the second half of the year, the progressive weakening of the US Dollar, which in turn compromised the competitive positioning and profitability of European operators, affected Saipem's shares by effectively wiping out the growth attained at the end of July.
The volume of shares traded during the year totalled approximately 586 million, versus 596 million in 2002, with a total value of 3,696 million euros versus 3,869 million euros in 2002.

Year-end trading of savings shares, only a small number of which are in circulation (214,268) and are convertible at par with ordinary shares, recorded a 3% reduction versus the 2002 year-end quotation.
Volumes traded during the year have been minimal, due also to the provision imposed by the Italian Stock Market Regulatory Body, according to which trading is permitted only during the last five minutes of each session.

In November, Saipem requested and obtained from the French Stock Market Authorities COB and EURONEXT the delisting of Saipem's shares from the Paris Stock Exchange. Saipem had requested the delisting since trading volumes of Saipem shares in France had been immaterial when compared to those on the Milan Stock Exchange.

In the first four months 2004, prospects of increased investments by the oil companies, underpinned by an expected increase in energy requirements deriving from very healthy signs of a global economic recovery, have boosted the share performance of oil service companies. Bearing out this positive trend and having reported better than expected results for 2003, Saipem's shares achieved new record levels in February 2004.

Stock Exchange data and ratios

	31st December 1999	31st December 2000	31st December 2001	31st December 2002	31st December 2003
Share capital (in euros)	227,363,591	227,363,591	440,270,300	440,697,000	(*) 440,713,700
Ordinary shares	439,064,782	439,689,282	440,056,032	440,482,732	(*) 440,499,432
Savings shares	1,172,518	548,018	214,268	214,268	(*) 214,268
Market capitalisation					
(million euros)	1,580	2,611	2,417	2,821	2,847
Gross dividend per share					
Ordinary shares (euros)	0.0516	0.062	0.127	0.144	0.148
Savings shares (euros)	0.0671	0.077	0.157	0.174	0.178
Price/earning ratio per share (**)					
Ordinary shares	22.98	32.63	14.39	14.88	14.68
Savings shares	22.43	31.92	13.94	16.72	15.86
Price/cash flow ratio per share (**)					
Ordinary shares	9.37	12.08	6.74	6.34	6.27
Savings shares	9.15	11.81	6.53	7.12	6.77

(*) number of shares in circulation at 31st December 2003. Number of shares subsequently increased to 440,958,400, as a result of shares allocated as part of the company's Incentive Schemes.
(**) figures pertain to the consolidated financial statements.

Share prices on the Milan Stock Exchange (€)

	1999	2000	2001	2002	2003
Ordinary Shares					
maximum	4.34	7.19	7.60	7.66	7.31
minimum	2.94	3.21	4.16	4.68	5.24
average	3.79	5.43	6.22	6.41	6.30
year-end	3.59	5.93	5.49	6.40	6.46
Savings Shares					
maximum	4.30	7.19	7.49	13.71	7.48
minimum	3.30	3.30	5.32	5.05	5.80
average	3.77	5.43	6.51	7.38	6.71
year-end	3.50	5.80	5.32	7.19	6.98


Saipem share value in euros
Saipem
MIB 30
MIB 30 index
1999
2000
2001
2002
2003
2004
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000

glossary

FINANCIAL TERMS

Leverage: the degree to which the company is utilising borrowed money. It is the ratio between net financial debt and shareholders' equity inclusive of minority interest.

Contribution from operations: Operating Income before general and administrative expenses.

ROACE: return on average capital employed. The ratio between net income before minority interest plus after-tax net financial expenses deriving from net financial debt, over average net capital employed.

OPERATIONAL TERMS

Conventional waters: depth of up to 500 metres.

Deep waters: depths of over 500 metres.

Buckle detection: System that utilises electromagnetic waves during pipelaying to signal collapse or deformation to pipeline laid.

Bundles: bundles of cables.

Deck: deck of vessel or platform where work equipment is located: process plant and equipment, accommodation modules and drilling units.

Dynamically Positioned Heavy Lift Vessel: Vessel equipped with a heavy-lift crane, capable of holding a precise position through the use of thrusters and thereby counteracting the force of the wind, sea, current, etc.

EPC (Engineering, Procurement, and Construction): a type of contract typical of the onshore construction sector and comprises the provision of engineering services, procurement of materials and construction. The term 'turnkey' indicates that the system is delivered to the client ready for operations, i.e. already commissioned.

EPIC (Engineering, Procurement, Installation, Construction): a type of contract typical of the offshore construction sector and relates to the realisation of a complex project where the global or main contractor (usually a construction company or a consortium) provides the engineering services, procurement of materials, construction of the system and its infrastructure, transport to site, installation and commissioning/preparatory activities to the start up of operations.

Facilities: auxiliary services, structures and installations required to support the main systems.

Floatover: type of module installation onto offshore platforms that does not require lifting operations. A specialised vessel transporting the module uses a ballast system to position itself directly above the location where the module is to be installed; it then proceeds to de-ballast and lower the module into place. Once this has been completed the vessel backs off and the module is secured to the support structure.

FPSO vessel: Floating Production, Storage and Offloading system comprising a large tanker equipped with a high-capacity production facility. This system, moored at the bow to maintain a geo-stationary position, is effectively a temporarily fixed platform that uses risers to connect the subsea wellheads to the on-board processing, storage and offloading systems.

Hydrocracking (plant): installation for process separation of large oil molecules.

Jacket: platform underside structure fixed to the seabed using piles.

Jack-up: mobile self-lifting unit comprising a hull and retractable legs, used for offshore drilling operations

J-laying: Method of pipelaying that utilises an almost vertical firing line, making the pipe configuration resemble a 'J'. This configuration is suited to deep-water pipe laying.

LNG: liquefied natural gas is obtained by cooling natural gas to minus 160°C. at normal pressure Gas is liquefied to facilitate its transportation from the place of extraction to that of processing and/or utilisation. A tonne of LNG equates to 1,400 cubic metres of gas.

Midstream: Sector comprising all those activities relating to the construction and management of the oil transport infrastructure.

Mooring buoy: offshore mooring system.

Pile: long and heavy steel pylon driven into the sea bed; a system of piles is used as the foundation for anchoring a fixed platform or other offshore structures.

Pipe-in-pipe: subsea pipeline system comprising two coaxial pipes, used to transport hot fluids (oil & gas). The inner pipe transports the fluid whereas the outer pipe carries the insulating material necessary to reduce heat loss to the sea. The outer pipe also protects the pipeline from the water pressure.

Pre-drilling template: support structure for a drilling platform.

Pulling: minor operations on oil wells due to maintenance or marginal replacements.

Riser: manifold connecting the subsea wellhead to the surface.

ROV (Remotely operated vehicle): unmanned vehicle, piloted and powered via umbilical, used for subsea surveys and operations.

S-laying: Method of pipelaying that utilises the elastic properties afforded by steel, making the pipe configuration resemble an 'S', with one end on the seabed and the other under tension onboard the ship. This configuration is suited to medium to shallow-water laying.

Spar: floating production system, anchored to the seabed through a semi-rigid mooring system, comprising a vertical cylindrical hull supporting the platform structure.

SURF facilities: pipelines and equipment connecting the well or subsea system to a floating unit.

Template: rigid and modular subsea structure where the oilfield well-heads are located.

Tendons: pulling cables used on tension leg platforms to ensure platform stability during operations.

Tension leg platform (TLP): Fixed-type floating platform, held in position by a system of tendons and anchored to ballast caissons located on the seabed. These platforms are used in ultra-deep waters.

Topside: portion of platform above the jacket.

Umbilical: Flexible connecting sheath, containing flexible pipes and cables.

Upstream/Downstream: the term upstream relates to exploration and production operations. The term downstream relates to all those operations that follow exploration and production operations in the oil sector.

Wellhead: fixed structure separating the well from the outside environment.

Workover: major maintenance operation on a well or replacement of subsea equipment used to transport the oil to the surface.

82.4776



New contracts and backlog

Contracts awarded to the Saipem Group during 2003 (million €)

	2002		2003	
	Amount	**%**	**Amount**	**%**
Saipem S.p.A.	1,935	45	817	19
Group companies	2,400	55	3,481	81
Total	**4,335**	**100**	**4,298**	**100**
Offshore Construction	3,339	77	2,536	59
Offshore Drilling	349	8	247	6
Leased FPSO	19	1	11	-
Onshore Construction	338	8	862	20
Onshore Drilling	98	2	176	4
Liquefied Natural Gas	102	2	273	6
Maintenance, Modification and Operation	90	2	193	5
Total	**4,335**	**100**	**4,298**	**100**
Italy	94	2	50	1
Abroad	4,241	98	4,248	99
Total	**4,335**	**100**	**4,298**	**100**
Eni Group	699	16	255	6
Third parties	3,636	84	4,043	94
Total	**4,335**	**100**	**4,298**	**100**

In 2003, the Saipem Group was awarded new contracts totalling 4,298 million euros (4,335 million euros in 2002).
59% of all contracts awarded are in the Offshore Construction sector, 20% in the Onshore Construction sector, 6% in both the Offshore Drilling sector and the Liquefied Natural Gas sector, 5% in Maintenance, Modification & Operation and 4% in the Onshore Drilling sector.
Overseas contracts represented 99% of the total backlog and contracts awarded to the Saipem Group by Eni Group Companies amount to 6% of the overall figure. Finally, contracts awarded to the parent company Saipem S.p.A. amounted to 19% of the overall total.
The reduction in terms of new contracts in the Offshore Construction sector is due to the fact that the Saipem Group is now mainly focused on EPIC type contracts, for which lengthy and labour-intensive tender processes are required in view of the size and technical complexity of such projects. Therefore, the intensive commercial effort carried out in one year may only materialise in the following year, thereby creating significant discrepancies in terms of new contracts awarded.

New contracts by geographical areas


North Africa
230
Rest of Asia
682
1,472
West Africa
598
Rest of Europe
156
Americas
1,160
C.S.I.

Saipem Group – Backlog at 31st December 2003 (million €)

	2002 Amount	2002 %	2003 Amount	2003 %
Saipem S.p.A.	2,092	41	1,406	27
Group companies	3,066	59	3,819	73
Total	**5,158**	**100**	**5,225**	**100**
Offshore Construction	3,276	63	3,265	62
Offshore Drilling	550	11	499	10
Leased FPSO	170	3	142	3
Onshore Construction	656	13	776	15
Onshore Drilling	195	4	179	3
Liquefied Natural Gas	250	5	318	6
Maintenance, Modification and Operation	61	1	46	1
Total	**5,158**	**100**	**5,225**	**100**
Italy	48	1	19	-
Abroad	5,110	99	5,206	100
Total	**5,158**	**100**	**5,225**	**100**
Eni Group	1,021	20	525	10
Third parties	4,137	80	4,700	90
Total	**5,158**	**100**	**5,225**	**100**

At year-end, the order backlog amounted to 5,225 million euros, an increase of 1% versus 2002.
Breakdown of activities by sector is as follows: 62% in Offshore Construction, 15% in Onshore Construction, 10% in Offshore Drilling, 6% in Liquefied Natural Gas, 3% in Onshore Drilling, 3% in Leased FPSO and 1% in Maintenance, Modification & Operation.

The parent company, Saipem S.p.A. accounts for 27% and Saipem s.a. for 50% of the total order backlog. Almost all orders are on behalf of overseas clients, whilst orders from Eni Group companies represent 10% of the overall figure.

Backlog by geographical area


North Africa
833
West Africa
1,969
Rest of Asia
741
507
Rest of Europe
1,028
147
Americas
C.S.I.

Capital expenditure

Capital expenditure on vessels and equipment amounted to 262 million euros (210 in 2002), whilst the acquisition of company interests amounted to 10 million euros. Investments in vessels and equipment were primarily focused on maintenance and upgrading of vessels and equipment for the Offshore and Onshore Construction and Drilling, L.N.G. and M.M.O. sectors (158 million euros); the conversion of a tanker to an FPSO (55 million euros), in addition to the construction and purchase of project-specific equipment amounting to 49 million euros.
The following table provides a breakdown of capital expenditure:

(million €)

BREAKDOWN BY COMPANY	2002	2003
Saipem S.p.A.	1,083	44
Other Group Companies	333	228
Total	**1,416**	**272**
BREAKDOWN BY BUSINESS UNIT		
Offshore Construction	799	87
Offshore Drilling	47	73
Leased FPSO	24	55
Onshore Construction	221	29
Onshore Drilling	44	6
Liquefied Natural Gas	175	5
Maintenance, Modification and Operation	93	4
Other	13	13
Total	**1,416**	**272**
BREAKDOWN BY NATURE		
Acquisition of company interests	1,206	10
Technical	185	207
FPSO	25	55
Total	**1,416**	**272**

Details of capital expenditure for the individual business sectors are provided in the paragraphs to follow.
"Other" capital expenditure refers to investments carried out at Head office and other premises and is mainly attributable to the implementation of the new group-wide integrated IT system SAP R3i at subsidiary companies.



Offshore Construction

	1999	2000	2001	2002	2003
Subsea pipelines laid (km)					
- Italy	64	73	146	58	-
- Abroad	915	203	635	1,740	1,409
Total km	**979**	**276**	**781**	**1,798**	**1,409**
Structures installed (tons)					
- Italy	4,601	17,793	3,908	2,400	-
- Abroad	106,563	39,294	69,120	53,560	118,211
Total tons	**111,164**	**57,087**	**73,028**	**55,960**	**118,211**

General overview

Investments made in previous years have enabled the Saipem Group to acquire a strong, technologically advanced fleet in addition to a comprehensive spread of sector-leading engineering and project management expertise.
Saipem's unique capabilities and competences, together with a long-standing presence in strategic frontier markets comprise an industrial model that is particularly well suited to EPIC (Engineering, Procurement, Installation and Construction) projects.
Amongst the semi-submersible fleet equipped with the most advanced state-of-the-art technologies, the most noteworthy vessel is Saipem 7000 thanks to its dynamic positioning system, 14,000-tonne lifting capacity and its capability to lay subsea pipelines in ultra deep waters using the "J-lay" system, which can handle a suspended load of up to 4,500 tons during pipelay operations. Other vessels include Castoro Sei, capable of laying large diameter subsea pipelines; the Field Development Ship (FDS), a special purpose vessel used in the development of deep water fields, equipped with a dynamic positioning system and a 600-tonne lifting capacity crane, in addition to a vertical pipelaying system able to work in water depths of up to 2,000 metres. On 4th March 2003, the new vessel Saipem 3000 was launched; the new vessel, developed from the successful conversion and upgrade of the Maxita vessel and fitted with the crane and other equipment from the decommissioned Pearl Marine vessel, is capable of laying flexible pipelines and installing umbilicals and mooring systems in deep waters and installing subsea structures of up to 2,000 tons.

Saipem also boasts a strong position in the subsea market, operating highly

sophisticated and technologically advanced vehicles, such as subsea ROVs (Remotely Operated Vehicles), i.e. purpose-equipped robots, able to carry out complex deep-water pipeline interventions.
Group companies operating in the Offshore Construction sectors, in addition to the parent company, are: Saipem s.a. (ex Bouygues Offshore s.a.), its directly controlled companies SaiBos Construções Maritimas, Bos Congo, Petromar, StarGulf and its associated companies Ros Bos and Bos Shelf. Also: Saipem U.K., Saipem Inc., Saipem Malaysia, Saipem Asia, PT Saipem Indonesia, Saipem Luxembourg, Saipem (Portugal) Comércio Marítimo Lda, Sonsub, Intermare Sarda, Saipem Contracting (Nigeria), Saipem Energy International S.p.A., Moss Maritime and Petro-Marine/BCI.
During the year, the company Saipem Mediterranean Services, based in Croatia, was strengthened in order to provide increased support to the Group's commercial and engineering activities.

Market conditions

Throughout 2003, the Offshore Construction sector experienced an overall modest increase in the volume of investment by the oil companies although these were not consistent throughout the various geographical areas, or the different segments within the sector. The major oil companies bore out the trend started a few years ago, focusing their expenditure on a limited number of very large and highly complex projects in terms of engineering and technology requirements.
The large diameter pipelaying sector showed growth in all major areas. Asia Pacific proved to be the predominant area, thanks to substantial volumes of conventional construction activity in shallow waters.
The small diameter pipelaying sector grew significantly, albeit with different trends in the various geographical areas. Most dynamic regions were Asia Pacific and the North Sea for the conventional segment and West Africa for the deep-water segment. Conversely, the US sector of the Gulf of Mexico experienced a significant contraction.
The fixed platform market in 2003 showed growth in the number of medium to large platforms, whereas the small platform segment remained generally stable. The most buoyant geographical area was, as for the past few years, the Asia Pacific region; good production levels were recorded in the Middle East and the North Sea in the medium jack-up segment. The US sector of the Gulf of Mexico showed a significant reduction in levels of operation.
Floating production systems (SPAR, TLP, semi-submersibles and FPSO) experienced strong recovery in 2003, especially in West Africa, Asia Pacific and the Gulf of Mexico. Conversely, in the North Sea and Latin America, operations showed a reduction versus recent years.
The subsea installation compartment showed different trends for various water depths. The conventional segment was largely stable, whereas deep-water activities increased significantly, bearing out the medium-long term growth trend.
With regard to shallow-water activities, the North Sea was once again the leader although volumes have decreased, whereas North Africa and Asia Pacific benefited from healthy production increases; finally, the Gulf of Mexico showed a downturn.
With respect to deep-water operations, West Africa showed strong expansion, whereas the Gulf of Mexico and Latin America have been stable with good volumes of operations.

New contracts

The most significant contracts awarded to the Group during 2003 were:

- on behalf of Exxon-Mobil, the EPIC (Engineering, Procurement, Installation and Construction) contract for the Kizomba B project in Angola for the development of a subsea field comprising the laying of flowlines, risers and other offshore facilities at a depth of 1,200 metres;
- on behalf of SEIC (Sakhalin Energy Investment Company), an EPIC contract for the 'Sakhalin II Sealines' project in Russia, comprising engineering, procurement, construction and installation of a pipeline system linking the Lunskoye and Pitun-Astkhskoye platforms to the island of Sakhalin.
- on behalf of Elf Petroleum Nigeria Ltd, the EPIC contract for the 'Amenam II' project in Nigeria, comprising engineering, procurement, construction and installation of a platform and a bridge for the Amenam field. The contract was awarded to the JV comprising Technip-Coflexip (30%);
- on behalf of NNPC (Nigerian National Petroleum Corporation)/Mobil, the EPIC contract for the 'East Area EPC2 Additional Oil Recovery' project in Nigeria, comprising engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines;
- on behalf of Encana UK, the 'Buzzard Platform' and the 'Buzzard Sealine' projects in the British sector of the North Sea, the former comprising the transport and installation of three jackets, two decks, a wellhead deck and two gangways; the latter, the construction of sub-sea structures and twin pipeline system.
- on behalf of Conoco Phillips Pipeline Australia Pty Ltd, the 'Bayu-Darwin Pipeline' project in Australia, comprising engineering, procurement, transport, installation and all pre and post installation activities for a subsea pipeline. The contract was awarded to the JV comprising Multiplex (project management);
- on behalf of AIOC (Azerbaijan International Operating Company), the 'East Azeri and West Azeri' project in Azerbaijan, comprising the construction of two jackets and a template, as part of the Phase 2 development of the Azeri-Chirag-Gunashli field;
- on behalf of TotalFinaElf E&P, the EPIC contract for the 'Dalia' project in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO system due to operate in the Dalia field. The contract was awarded in joint venture with Technip-Coflexip, Stolt Offshore and the Korean companies Samsung HI and DSME;
- on behalf of T.T.M. (Trans Thai-Malaysia) Ltd., the 'TTM Pipeline' project, in Thailand, involving laying of a subsea pipeline and related pre-commissioning activities;
- on behalf of Exxon Mobil Canada, the EPIC contract for the 'Sable Compression Platform' project in Canada, comprising engineering, procurement, construction and installation of a compression platform and associated facilities. The contact was awarded to the partnership comprising Daewoo Shipbuilding and Marine Engineering;
- on behalf of BP Exploration Operating Company, the 'Rhum' project in the UK, comprising the laying of a subsea pipeline due to transport gas from the Rhum field to the Bruce platform in the North Sea;
- on behalf of AIOC (Azerbaijan International Operating Company), the 'East Azeri and West Azeri' project in Azerbaijan, comprising the transport and installation of two platforms and a pre-drilling template, as part of the Phase 2 development of the Azeri-Chirag-Gunashli field;
- on behalf of Samsung Heavy Industries, the 'Sakhalin II Topsides' project in Russia, comprising the transport and installation of topsides for the Lunskoye and Piltun-Astkhskoye B platforms, the latter being the largest platform ever installed with the floatover method;
- on behalf of PTT Exploration and Production Public Company Ltd, the EPIC contract for the 'Bongkot Field Development Phase 3' project, in Thailand, comprising engineering, procurement, construction, transport and installation of a platform, various subsea pipelines and associated facilities. The contract was awarded in consortium with Sembawang Singapore.

Capital expenditure

The most significant investments in this sector include:

- the conversion, completed in March 2003, of the Maxita into the new "Dynamically Positioned Heavy Lifting vessel" Saipem 3000; the conversion involved the installation of the crane previously onboard the vessel Pearl Marine, which was decommissioned after removing all reusable equipment. Saipem 3000 underwent radical modifications to its hull in order to allow for the installation of the crane and the development of a new engine room; propulsion was increased to improve the capacity of the dynamic positioning system; power generation was increased both for the new propulsion system and to allow for the future installation of a pipelaying system (S-lay or J-lay). The accommodation facilities were also increased from a capacity of 85 to approximately 195 people, whilst upgrading the onboard safety systems. The vessel will have two classification certificates: ABS (American Bureau of Shipping) and DNV (Det Norske Veritas);
- works carried out at the operative bases in West Africa: specifically, the expansion and refurbishment of the Romoulomeni Yard situated in the Niger delta in Nigeria to enable it to carry out fabrication of modules for offshore platforms and to be used as a logistical base to support local operations; also, works have begun on the construction of the new Soyo yard, in Angola, due to carry out fabrication of structures and modules for contracts awarded to Saipem in 2003;
- upgrading and maintenance works to the main vessels of the fleet.

Work performed

Activities in 2003 consisted in the laying of approximately 1,409 km of pipelines and the installation of 118,211 of tons of plant and equipment. Main projects included:

With regard to the **Blue Stream** project, materials and equipment were moved from the Russian base of Gelengik and the site reinstated. Works ended on 20th May, with the client signing the acceptance certificate.

In Libya, Saipem S.p.A. carried out the following operations:

- engineering and procurement activities of materials for the EPIC project **NC41 Platform (Sabratha)** on behalf of Eni Gas B.V. were completed. Project management operations are ongoing as is the fabrication of the jacket, accommodation deck and the flare stack, whose installation is expected during the second half of 2004. The contract is being carried out by a consortium comprising Saipem S.p.A. (leader) and Hyundai Heavy Industries and comprises assistance with platform operations for the first six months;
- engineering and procurement activities for materials on the EPIC project **NC41 Sealines (Bahr Essalam)** on behalf of Eni Gas B.V. were completed. Operations involving the pipelines have been completed and pre-fabrication of the subsea valves is ongoing; furthermore the construction of mooring facilities to the shore has been finalised;
- installation of a subsea gas trunkline is nearing completion for the **Green Stream (LGTS)** project, on behalf of Greenstream B.V., for the transport of gas from Libya (Mellitha) to Sicily (Gela). Pipelaying activities and commissioning of the subsea trunkline are due to be completed in the first quarter 2004.

In the Far East, the following works were carried out:

- ongoing activities comprise engineering, supply and construction of platforms and pipelines for the EPIC project **Peciko Phase 4** on behalf of TOTAL Indonesie. The offshore scope of work comprises the installation of two platforms, in addition to laying and trenching of seven subsea pipelines, totalling 57 kilometres in length. Offshore operations will be carried out by the derrick lay barge Castoro II, the trench

barge Castoro 10 and the dynamically positioned derrick and pipelay vessel Saipem 3000 off the coast of East Kalimantan (Indonesia);
- engineering and installation activities have begun as part of the contract related to the **Peciko Repair** project on behalf of TOTAL Indonesie. Offshore works entail the replacement of two pipelines, approximately 25 kilometres in total, and will be carried out by the derrick lay barge Castoro II and the trench barge Castoro 10;
- laying activities for two pipelines have been successfully completed and installation activities for two subsea cables are progressing as part of the EPIC **Panyu** project, on behalf of Devon Energy China Ltd. The scope of work comprises the supply, transport and laying of two pipe-in-pipe lines, two subsea cables and installation of two wellhead platforms. Installation operations will be carried out by the launch cargo barge S45, the semi-submersible pipelay vessels Semac 1 and Castoro II and the new crane vessel Saipem 3000. The project is being carried out by Saipem S.p.A. in consortium with Sembawang and Saipem Asia Sdn. Bhd.;
- activities relating to the second phase of the **Helang** project have been completed on behalf of Nippon Oil. The project consisted of transport and installation of a deck off the coast of the Malaysian state of Sarawak (Northern Borneo) utilising the launch cargo barge S45 and 'float-over' technology. The contract was carried out by Saipem (Malaysia) Sdn. Bhd. and Saipem S.p.A.;
- operations have been completed on the **Trunkline Systems Expansion** (TSEP) project on behalf of Woodside Energy Ltd. The project comprised transport and installation of a 137 km pipeline connecting offshore production facilities to the Karratha gas plant off the coast of Western Australia. Offshore works were carried out by the derrick lay barges Castoro II and Semac 1. The contract was performed by Saipem (Portugal) Comércio Marítimo Lda.;
- the EPIC project **Minerva** was completed on behalf of BHP. The project involved the laying of a 12 km subsea pipeline, two flowlines and a subsea cable. Installation activities were carried out off the coast of the state of Victoria (Australia), utilising the derrick lay barge Semac 1. The contract was performed by Saipem (Portugal) Comércio Marítimo Lda in joint venture with McConnell-Dowell.

In West Africa, SaiBos Construções Marítimas Lda carried out the following operations:
- the EPIC project **Amenam** was completed on behalf of Elf in Nigeria. It comprised the construction of a platform and its installation using the 'float-over' method. The project was carried out utilising the pipelay and heavy-lift vessel Castoro Otto and the work lay barge SaiBos 230;
- activities are nearing completion on the **Okpoho** project on behalf of Agip Energy Natural Resources Ltd in Nigeria, comprising engineering, provisioning, construction and commissioning of an offshore platform. The first phase of the project involving the construction of the platform was carried out by Intermare Sarda S.p.A. and Saipem Contracting (Nigeria) Ltd.; installation was performed by SaiBos Construções Marítimas Lda., utilising the derrick pipelay vessel Castoro Otto;
- construction activities of the EPIC project **Kizomba-A** in Angola have been completed on behalf of Exxon-Mobil and installation has begun. The project aims at developing a subsea field by laying flowlines, installing risers, minor lines and umbilicals at depths of up to 1,000/1,250 metres. For this project, newly developed engineering concepts patented by SaiBos involving deepwater risers, will be utilised for the first time. The project will be carried out by the specialised FDS vessel;
- engineering works have begun on the EPIC project **Kizomba-B** on behalf of the same client, with the same scope of works and in a neighbouring area;
- preparatory activities have begun on the EPIC project **East Area EPC2** on behalf of Exxon Mobil in Nigeria; the project comprises engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines. The project will be carried out utilising the derrick pipelay vessel Castoro Otto and the work lay barge SaiBos 230;
- on behalf of TotalFinaElf, operations have started on the EPIC project **Amenam 2** in Nigeria, comprising engineering, procurement, construction of a platform and its

installation utilising the 'float-over' method. The contract will be performed in joint venture with Technip-Coflexip (30%);
- the **Kuito phase 2** project was successfully completed on behalf of SBM/Imodco in Angola. The project entailed the removal of existing modules on the Kuito platform and installation of new equipment. The project was carried out utilising the derrick pipelay vessel Castoro Otto and the work lay barge Saibos 230.

In the North Sea, Saipem UK carried out the following works utilising the vessel Saipem 7000:
- the **Kvitebjorn** project on behalf of Statoil in the Norwegian sector, involving transport and installation of a drilling platform;
- the **Kristin** project on behalf of Statoil in the Norwegian sector, involving the installation of four subsea templates;
- the **Fram West** project on behalf of Norsk Hydro in the Norwegian sector, for the installation of a module onto an existing platform;
- the first phase of the **Clair** project on behalf of BP in the British sector, involving transport and installation of a subsea template; installation of the platform will be performed in 2004;
- the first phase of the **Vigdis** project on behalf of Norsk Hydro in the Norwegian sector, for the installation of two subsea templates;
- activities are progressing on the **Schiehallion** project on behalf of BP in the British sector, for the installation of a water injection pump on an existing platform.

In the North Sea, the following works were carried out utilising the vessel Castoro Sei:
- the **Seven Heads** project on behalf of Ramco Oil & Gas, comprising engineering, provisioning and laying of a subsea pipeline in Ireland;
- the **Goldeneye** project on behalf of Shell in the British sector, for the laying and hydrotesting of two subsea pipelines;
- the **EPIC Nini & Cecile** project on behalf of Dong in the Danish sector, involving engineering, provisioning, installation and commissioning of two platforms and two connecting subsea pipelines to the existing Siri platform.

On behalf of A.I.O.C. (Azerbaijan International Operating Company), activities involving the installation of a drilling platform have been successfully completed in addition to upgrading and refurbishment works on two third party vessels, as part of the **Full Field Development Phase 1** project, comprising transport and installation of a template, a drilling platform and a production platform. Saipem S.p.A. was also awarded Phase 2 of the project, named **West Azeri & East Azeri Platform**, which has the same scope of works as Phase 1; works have begun and installation of a drilling platform has been completed. Operations are being carried out by Saipem S.p.A.

As part of the **South Pars 4&5** project, on behalf of Eni Iran B.V. in Iran, preparatory activities, engineering and procurement works in addition to the mooring systems have been completed. Pipelaying operations started in September 2003 and are being carried out by the vessel BOS 355 already operating in the Persian Gulf. The project comprises construction and installation of two 100 km subsea pipelines linking the gas production platforms "SPD-5" and "SPD-6" to the onshore Gas Plant located in Assaluyeh. The contract is being performed by the consortium formed by Saipem S.p.A.(leader) and the Iranian company Sadaf.

On behalf of IOOC (Iranian Offshore Oil Company), preparatory engineering and procurement activities have begun on the **Sirri - Kish Pipeline** project in Iran, comprising procurement, pipelaying and commissioning of a pipeline transporting gas from the island of Sirri to that of Kish. The contract is being performed by a consortium formed by Saipem S.p.A., Gulmar Offshore Middle East and the Iranian company PIDEC (Petrochemical Design and Engineering Company).

On behalf of OXY Qatar (Occidental Petroleum Qatar), engineering activities have been started on the installation of the **Complex PS-1K Platform** off the coast of Qatar. The contract will be carried out by Saipem S.p.A.

The **Oil Terminal** project on behalf of Techint/OCP in Ecuador has been successfully completed utilising the trench barge Castoro 10. The project, comprising the laying of four pipelines, installation of two pipeline manifolds and two mooring buoy systems, was performed by Saipem S.p.A.

In the Gulf of Mexico, Saipem Inc. carried out the following works:
- on behalf of Conoco Inc., engineering activities have started on the **Magnolia Deepwater** project, involving construction, transport and installation of eight piles, in addition to transport and installation of tendons and facilities for the Tension Leg Platform at water depths of up to 1,400 metres. The project will utilise the vessels Saipem 7000 and Saipem 3000;
- on behalf of Dragados Pemex, engineering and project management activities have been successfully completed on the **Cantarell EPC-78B** project, comprising transport and installation of five platforms and interconnecting gangways. Works will be carried out utilising the vessel Saipem 7000.

In addition to projects performed by SaiBos and its participation to the Group's engineering and project management activities, Saipem s.a., directly or through several direct subsidiaries, carried out the following works:
- engineering and material procurement for the EPIC project **Erha**, on behalf of Esso Exploration & Production Nigeria Limited, involving the engineering, procurement, construction, transport and commissioning of an FPSO installation on the Erha field in Nigeria;
- engineering and material procurement for the EPIC project **Yoho**, on behalf of Mobil Producing Nigeria Unlimited, involving project management, engineering, procurement, construction, transport, installation and commissioning of the Yoho platform;
- the **Girassol** project on behalf of TotalFinaElf in Angola involving the construction and installation of five bundles;
- the **Central Azeri** project on behalf of A.I.O.C. (Azerbaijan International Operating Company) in Azerbaijan for the construction and installation of two jackets. Saipem s.a. was awarded Phase 2 of the **West Azeri & East Azeri** project with the same scope of works as the previous phase, which will be carried out in 2004.

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Offshore Construction fleet at 31st December 2003

Saipem 7000	Semi-submersible Pipelay and D.P. Derrick vessel capable of lifting structures of up to 14,000 tons and of "J-laying" pipelines at depths of up to 3,000 metres.
FDS	Multi-purpose mono-hull dynamically positioned crane and pipe-lay (J-lay) vessel utilised for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipe in "J-lay" configuration and lifting structures of up to 600 tons.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipe at depths of up to 1,000 metres.
Castoro Otto	Mono-hull derrick pipelay ship capable of laying pipes of up to 60" diameter and lifting structures of up to 2,200 tons.
Saipem 3000	Mono-hull derrick pipelay ship capable of laying rigid and flexible pipes in deep waters and lifting structures of up to 2,000 tons.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms.
Semac I (Bar 420)	Semi-submersible pipelay vessel capable of laying large diameter pipes in deep waters.
Castoro II	Derrick lay barge capable of laying pipe of up to 60" diameter and lifting structures of up to 1,000 tons.
Castoro 10	Trench barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Bos 355	Derrick lay barge capable of laying pipe up to 45" diameter and lifting structures of up to 600 tons.
Crawler	Derrick lay barge capable of laying pipe up to 60" diameter and lifting structures of up to 540 tons.
Saibos 230	Work barge equipped with a mobile crane for piling, marine terminals and fixed platforms
Castoro XI	Heavy-duty cargo barge.
Castoro 9	Launch cargo barge, for structures of up to 5,000 tons.
S42	Launch cargo barge, for structures of up to 8,000 tons.
S44	Launch cargo barge, for structures of up to 30,000 tons.
S45	Launch cargo barge, for structures of up to 20,000 tons.
Bos 600	Launch cargo barge, for structures of up to 30,000 tons.
Saibos 103	Lightweight cargo barge.



Offshore Drilling

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	1999	2000	2001	2002	2003
Metres drilled					
- Italy	–	6,647	–	–	–
- Abroad	87,919	89,425	106,797	124,761	128,839
Total mt	**87,919**	**96,072**	**106,797**	**124,761**	**128,839**
Wells drilled					
- Italy	–	4	–	–	–
- Abroad	53	46	36	50	56
Total	**53**	**50**	**36**	**50**	**56**

General overview

In 2003, the Group operated in the Offshore Drilling sector in West and North Africa, Brazil, the Persian Gulf, Norway, Peru and India. Amongst the Group's fleet, the following vessels are of particular interest: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres and Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres. Besides Saipem S.p.A., other Group companies operating in this sector are: Saipem Nigeria, with headquarters in Lagos, presiding over the strategic area of West Africa; Petrex, operating in South America; Saudi Arabian Saipem Ltd., operating in the Persian Gulf; and Saipem (Portugal) Comércio Marítimo Lda, which manages all drillships, apart from Scarabeo 5, managed by Saipem S.p.A. Sonsub also operates in this Sector, supporting operations with its remotely operated vehicles (ROVs).

Market overview

In 2003 the Offshore Drilling sector bore out the low level of activity experienced in 2002. The 2002 downturn in the Gulf of Mexico and the North Sea (barring the jack-up segment) spread to the frontier areas and the deep-water segment, creating pressure to lower hire rates even for the more highly-technologically advanced vessels.
The jack-up segment experienced the same average hire levels as 2002, which were significantly lower than in 2001. This contraction did not affect the North Sea and the Middle East, where volumes remained high.

The semi-submersible and Drillship segments experienced a phase of pronounced weakness, both in the conventional sectors and the technologically advanced deep-water compartment.

New contracts

The most significant contracts awarded during the period were:
- on behalf of Exxon Mobil Nigeria, the three-year charter of the semi-submersible drilling platform Scarabeo 7 in Nigeria;
- on behalf of Burullus Gas Company - Egypt, the eighteen-month charter of the semi-submersible drilling platform Scarabeo 6 in Egypt;
- on behalf of Petrobel, the two-year charter of the jack-up Perro Negro 4 in Egypt;
- on behalf of TotalFinaElf, the six-month charter of the semi-submersible drilling platform Scarabeo 6 in Norway.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were:
- upgrade works to the semi-submersible platform Scarabeo 7 to enable it to carry out a project in Nigeria on behalf of Exxon Mobil;
- upgrade works to the semi-submersible platform Scarabeo 5 to enable it to carry out a project in Norwegian waters on behalf of Statoil;
- upgrade works to the semi-submersible platform Scarabeo 6 to enable it to carry out a project in Egypt on behalf of Burullus Gas Company;
- investments carried out to the fleet to ensure compliance with international regulations and to customise vessels to client-specific requirements.

Work performed

Activities in 2003 consisted of the drilling of 56 wells, totalling approximately 128,839 metres drilled.

The deep-water drillship **Saipem 10000**, once the vessel's full drilling capacity to depths of up to 3,000 metres had been restored (following the accident which occurred towards the end of 2001), was transferred to Brazilian waters where it operated throughout the first half of 2003 on behalf of Agip do Brasil and TotalFinaElf. Upon completion, the vessel was transferred to Nigeria where it operated on behalf of NAE (Nigerian Agip Exploration Ltd) on the ABO field.

The semi-submersible platform **Scarabeo 3**, having undergone structural repairs at the beginning of the year, concluded drilling operations off the Congolese coast on behalf of Eni Congo S.A. The vessel then was transferred to Gabonese waters, where it operated on behalf of Eni Gabon S.A., and was subsequently idle until the end of the year.

The semi-submersible platform **Scarabeo 4** carried out operations in Nigerian waters on behalf of NAOC and TotalFinaElf; subsequently it performed the drilling of an oil well on behalf Petronas in Equatorial Guinea before ceasing operations to carry out maintenance works.

In May, the semi-submersible platform **Scarabeo 5**, having completed client-specific upgrading works, started drilling operations off the coast of Norway on behalf of Statoil as part of a three-year contract.

The semi-submersible platform **Scarabeo 6**, having undergone structural repairs at the beginning of the year, operated in Norwegian waters on behalf of TotalFinaElf until end of July 2003; it then underwent client-specific upgrade works to enable it to carry out an eighteen-month contract on behalf of Burullus Gas Company in Egypt.

The semi-submersible platform **Scarabeo 7** carried out activities in Nigerian waters on behalf of NAE in the ABO field; following upgrading works concluded in August, it began operations on the Erha field in Nigeria, as part of a three-year contract on behalf of Exxon Mobil Nigeria.

During the year, the jack-up **Perro Negro 2** continued drilling activities in the Persian Gulf on behalf of Saudi Aramco.

The jack-up **Perro Negro 3** continued drilling and workover operations in Indian waters on behalf of ONGC (Oil & Natural Gas Corporation Ltd), through Jindal, until end of November; it was then transferred to the United Arab Emirates to undergo maintenance works.

The jack-up **Perro Negro 4** continued to perform workover operations on behalf of Petrobel in the Gulf of Suez. The contract has been extended until November 2004.

The jack-up **Perro Negro 5** continued drilling operations off the Nigerian coast on behalf of Belbop until November; it was then transferred to Cameroon to undergo upgrade and maintenance works.

The self-lift platform **Shahid Rajaie**, owned by NIDC (National Iranian Drilling Contractor) but managed by Saipem, continued drilling operations in Iranian waters on behalf of Eni Iran B.V.

In April, the **package 5820** installation started operations on behalf of TotalFinaElf, as part of a one-year contract, with two options for a further year each, in Libyan waters.

In Congo, workover and maintenance works continued on the fixed platforms owned by Eni Congo S.A.

In Libya, maintenance operations are continuing on the fixed platforms DP3 and DP4 on behalf of Agip Oil Libya. The platforms and the three drillings rigs are owned by the client.

In Peru, two rigs have been leased on behalf of Petrotech in order to carry out workover and pulling operations.

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Utilisation of vessels

Utilisation of vessels was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	112	a
Semi-submersible platform Scarabeo 4	249	b
Semi-submersible platform Scarabeo 5 (*)	228	c
Semi-submersible platform Scarabeo 6	201	d
Semi-submersible platform Scarabeo 7	277	c
Drill-ship Saipem 10000	365	
Jack-up Perro Negro 2	365	
Jack-up Perro Negro 3	301	e
Jack-up Perro Negro 4	365	
Jack-up Perro Negro 5	321	f

(*) Vessel leased by Saipem S.p.A..

a - for the remaining days (to 365), the vessel underwent structural repairs (161 days) and was idle for the remaining period.
b - for the remaining days (to 365), the vessel underwent structural repairs (76 days) and was idle for the remaining period.
c - for the remaining days (to 365), the vessel underwent upgrading works in readiness for a new contract.
d - for the remaining days (to 365), the vessel underwent structural repairs (93 days) and was idle for the remaining period.
e - for the remaining days (to 365), the vessel underwent structural repairs (8 days) and was idle for the remaining period.
f - for the remaining days (to 365), the vessel was idle.



Leased FPSO

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Overview

With the acquisition of Moss Maritime and Saipem s.a., the Saipem Group significantly strengthened its design expertise in the floating production sector and its ability to manage turnkey projects. The fleet comprises: FPSO Firenze, FPSO Jamestown and a new FPSO vessel, Mystras, completed in the second half of 2003. All initiatives have being developed in joint venture with Single Buoy Moorings. In addition to Saipem S.p.A., companies operating in the Leased FPSO sector are: FPSO - Firenze Produção De Petróleo Lda., FPSO - Mystras Produção De Petróleo Lda. Furthermore, the following companies provide support in respect of engineering, procurement and project management: Moss Maritime AS, Saipem s.a. and Saipem Energy International S.p.A.

Market overview

The leased FPSO market performed well in 2003. This positive trend is envisaged to continue over the next few years on account of the operational success of FPSO (Floating, Production, Storage and Offloading System) vessels in terms of flexibility and cost effectiveness and the ever-increasing preference of oil companies for lease-type contracts over sale-type contracts. Lease contracts are preferred in particular for those oil fields whose life is expected to be shorter than the economical/technical life of an FPSO and also for operations in Asia Pacific and West Africa.

New contracts

During the first half of 2003, Eni Exploration & Production exercised the option to extend activities by the FPSO - Firenze for a further 18 months.

Capital expenditure

Activities on the conversion of the tanker Mystras, acquired in 2002, into an FPSO unit have been completed. At the end of the year, the FPSO was moved to the Okono/Okpoho field in Nigeria, where it started operations in January 2004.



Work performed

FSO - Firenze Produção De Petróleo Lda.
The vessel operated continuously throughout 2003 on the Aquila 2 and 3 wells, in the southern part of the Adriatic Sea (Italy) at depths of 850 metres.

FPSO - Mystras Produção De Petróleo Lda.
The production vessel Jamestown operated continuously throughout the year in Nigeria on the Okono/Okpoho fields, at depths ranging from 60 to 130 metres. At the end of the year the unit was replaced by the larger FPSO Mystras.



Onshore Construction

	1999	2000	2001	2002	2003
Pipeline laid (km)					
- Italy	–	–	–	–	–
- Abroad	1,303	483	552	687	612
Total km	**1,303**	**483**	**552**	**687**	**612**
Industrial plant (tons)					
- Italy	–	–	–	–	–
- Abroad	30,767	13,000	18,120	30,060	23,930
Total tons	**30,767**	**13,000**	**18,120**	**30,060**	**23,930**

General overview

Over the years, the Group has consistently strengthened its presence in the Onshore Construction sector through the realisation of critical projects such as the laying of large diameter pipelines and the construction of upstream plants in hostile environments. The integration of Saipem s.a. enabled the Group to complement its construction capabilities with engineering and project management competencies, thereby providing Saipem with the necessary expertise to be a leading turnkey contractor, also in this sector. In 2003, with the acquisition of IDPE (International Development Process and Engineering Ltd., now renamed Saipem India Project Services), an Indian company which possesses comprehensive engineering expertise as well as experience of oil & gas onshore construction projects, has further strengthened its engineering capabilities in this sector.

The areas in which the Group has a long-term presence and operates consistently are the Arabian Peninsula, Nigeria, Russia and Algeria. The Group is also still engaged in Kazakhstan, where it operates in joint venture with another international contractor. Moreover, the Group operates in Oman and Cameroon. In addition to the parent company (individually or in association with other international operators), the following subsidiaries carry out onshore construction activities: Saipem s.a. and its subsidiaries Sofresid, Bos Sofresid Algérie, Nissco, IDPE, and associated companies Starstroi, Katran K e Lipardiz Construçao de Estruturas Maritimas Lda. Furthermore, Saipem Contracting Nigeria Ltd. and Saudi Arabian Saipem also operate in this sector.

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Market overview

onshore construction sector has been positively influenced by good structural conditions which keep up demand. The upstream and midstream segments are benefiting from the growing worldwide demand for natural gas in addition to the appearance of important new 'energy provinces' in remote areas, which attract large investments for gas infrastructure, production and transport.
Investments in the upstream segment were made mostly in Central Asia, North Africa and the Middle East; with regard to the midstream segment, important projects are ongoing or starting, especially projects that aim to transport gas from Central Asia to the consumer countries in Western Europe.
Finally, the downstream segment, which had been negatively affected by excess capacity in the last few years, seems to have redressed that trend and regained stability. In 2003, plant construction activities recorded an overall modest growth, with the exception of China, which is currently booming, and the Middle East, where the development of gas reserves is undergoing rapid expansion.

New contracts

The most significant contracts awarded in 2002 were:

- on behalf of Sakhalin Energy Investment Company Ltd. (SEIC), the EPC **Sakhalin II project** on the Russian island of Sakhalin (Ohotsk Sea, off the Eastern Siberian coast). The project entails engineering, procurement and construction (EPC) of an 800-km onshore twin pipeline system connecting the Piltun-Astkhskoye and Lunskoye fields landfall pull-in heads, north-east of Sakhalin to a liquefied natural gas plant and an oil export terminal located on the southern part of the island. The contract was awarded to a Consortium including LUKoil-Neftegazstroy and Amec Spie Capag;
- on behalf of NAOC, the **Okpai Power Plant** project in Nigeria, involving the construction of a 'combined cycle' Power Generation Plant. The contract was awarded to Saipem S.p.A. in consortium with Alstom Power Italia (leader);
- on behalf of Saudi Aramco, the **East-West Rabigh Crude Pipeline** project in Saudi Arabia, comprising engineering, procurement and laying of a pipeline;
- on behalf of Sonatrach, phase 2 of the EPC type **OZ2 (Arzew Pump Stations)** project in Algeria, comprising the engineering, procurement, construction and commissioning of three pumping stations for the Haoudh El Hamra-Arzew pipeline. The contract was awarded to Saipem S.p.A. in consortium with Spie Capag (now Amec Spie Capag) upon completion of Phase 1 (the latter had been awarded to the same consortium in 2000).

Capital expenditure

Capital expenditure in the Onshore Construction sector focused entirely on the acquisition and upgrading of plant and equipment necessary for the realisation of projects in Saudi Arabia, Nigeria and Russia.

Work performed

Onshore Construction activities during the year comprised the laying of 612 km of pipe of various diameters and installation of 23,930 tons of equipment. The most important works are detailed as follows by geographical area.

In Kazakhstan, with regard to the **Karachaganak** project on behalf of Karachaganak Petroleum Operating B.V. in joint venture with Consolidated Contractors Int. Co., following the completion of the 24" pipeline, totalling 650 km, construction and commissioning activities for one of the two plants for the treatment/compression of gas/condensate were performed successfully. Furthermore pipelaying of gathering and flowlines have also been completed, whereas commissioning and client support activities are currently ongoing.

In Saudi Arabia, on behalf of Saudi Aramco, the EPC type **AY-1 P/L Conversion** project has been successfully completed. The project comprised the conversion of the AY-1 pipeline from an oil to a gas line.

On behalf of SWCC (Saline Water Conversion Company), and in joint venture with Snamprogetti, the company has almost completed the commissioning phase for the pumping stations on the EPC type **Shoaiba -Jeddah Water Transmission System** project.
On behalf of Saudi Aramco, the **Khuff** project (service orders) is ongoing. The contract comprises maintenance works on gathering and flowlines.
On behalf of Snamprogetti, the **Harad Arab Light** project has been successfully completed. The project comprised the construction of a GOSP (Gas Oil Separation Plant) and a pipeline, in addition to the installation of new equipment for the existing Hawiyah Water Injection Plant.
On behalf of Saudi Aramco, mobilisation of the Project Team and engineering activities have been completed for the **Rabigh** project, which comprises engineering, procurement and construction of a pipeline. Construction activities are currently ongoing and the pipeline is expected to be completed in 2004.

In Nigeria, on behalf of NAOC, engineering activities for the **NLNG Phase 3 Obiafu/Obrikon** project have been completed, whilst material procurement and construction activities relating to prefabrication and installation works are progressing.
On behalf of NAOC, construction and installation works for the fourth compression module at **Obiafu-Obrikon** have been completed.
On behalf of NAOC, mobilisation of the Construction Project Team has been completed for the **Okpai Power Plant** project; civil, mechanical and electro-instrumentation works are progressing, whilst engineering and material procurement activities are underway.
Also on behalf of NAOC, civil works are progressing in various areas.
On behalf of NGC (Nigerian Gas Company), having completed the **Rehabilitation of NGC Gas Metering Stations** project, extra works requested by the Client have been carried out.
On behalf of TotalFinaElf, installation operations of two Screw Compressors at the Obaji plant have been completed.

In Algeria, under the EPIC type **OZ2 (Arzew Pump Stations)** project, on behalf of Sonatrach, in joint venture with Amec Spie Capag, phase 1, comprising the implementation of four pumping stations, has been successfully completed. Engineering and procurement activities are progressing for the three additional intermediate stations (phase 2). Furthermore, civil, mechanical and electro-instrumentation works are currently being carried out by local and international companies.
With regard to the **ROD** project, carried out by Saipem S.p.A. in association with Saipem s.a. on behalf of BHP/Sonatrach, comprising the construction of an oil treatment plant and a 300 km pipeline network, engineering and material procurement activities are ongoing. Additionally, civil, mechanical and electro-instrumentation works are currently being carried out by local and international companies.

In addition to the ROD project, during 2003 Saipem s.a. and its controlled companies carried out the following activities:
- in Nigeria, on behalf of SPDC, works progressed on the **Cawthorne Channel** project

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the laying of a 74 km pipeline in marshland, utilising purposely-engineered barges;
- in Russia, as part of the **Blue Stream** project on behalf of Blue Stream Pipeline Company B.V., operations progressed on the construction of the Beregovaya compression station;
- in Algeria, BOS Sofresid Algérie successfully completed activities on the **Mesdar project** on behalf of Sonatrach for the construction of an oil terminal and gathering stations;
- in Russia, Starstroi completed engineering and design activities for the **Sakhalin II project**, on behalf of Sakhalin Energy Ltd, comprising the offshore and onshore pipelaying activities and installation of compression and pumping stations, in addition to a terminal.

Onshore Construction equipment at 31st December 2003

	number
Cranes from 10 to 150 tons	110
Backhoes	98
Sidebooms	162
Pay welders	65
Pay and wheeled loaders	63
Trenchers	2
Dozers - tracked loaders	71
Motor graders and compactor rollers	39
Rock drills	11
Various wheeled tractors	100
Pipe bending machinery	35
Cars - off road vehicles - trucks - buses	608
Trailers - semi-trailers - dollies	103
Pipe boring/pushing machines	3
Motorised and electric welding machines	996
Water pumps and air compressors	181
Power generators	265
Accommodation facilities (beds) (*)	4,720

(*) includes the camp in Kazakhstan

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Onshore Drilling

	1999	2000	2001	2002	2003
Metres drilled					
- Italy	13,752	16,536	18,581	10,693	15,724
- Abroad	48,945	130,050	171,102	337,347	370,252
Total mt	**62,697**	**146,586**	**189,683**	**348,040**	385,976
Wells drilled					
- Italy	6	4	3	5	3
- Abroad	24	40	52	95	116
Total	**30**	**44**	**55**	**100**	**119**

General overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Nigeria, Saudi Arabia, Kazakhstan, Russia, Peru and Venezuela through the parent company as well as Saipem Nigeria, Petrex S.A., Saudi Arabian Saipem, Saipem Perfurações e Construções Petrolíferas América Do Sul, Sadco (an Indian company jointly owned and managed with Aban Drilling Co.) and SaiPar (jointly owned and managed with Parker Drilling Co. And operating in Kazakhstan). Furthermore, Saipem S.p.A. in joint venture with Trevi S.p.A. manages and operates highly innovative and technologically advanced drilling installations in Italy and Venezuela.

Market overview

Following the significant downturn experienced in 2002, Onshore drilling activities showed signs of a modest recovery in 2003. The geographical areas most affected by the downturn, namely North and South America, have partially made up the loss of operations experienced in 2002. However, the major oil companies are displaying a lack of interest in the US market because they are attracted to the international markets; this is expected to dampen medium term prospects in this area.
In all other areas, the market has remained stable, with levels in line with 2002, and has withstood the weakness in the industrial cycle. Short-term prospects indicate stability across the sector and further recovery in Latin America.

New contracts

... contracts awarded during the year included:
- ... behalf of Saudi Aramco, the extension for three years of the lease contract plus an ...tion of a further year for six rigs in Saudi Arabia;
- on behalf of Maersk Oil Kazakhstan, the one-year lease of a rig in Kazakhstan;
- on behalf of Petrobel, the two-year lease of a rig in Egypt;
- on behalf of Eni Dacion B.V., the one-year lease plus the option of a further year for three rigs in Venezuela;
- on behalf of Burlington Resources, the six-month lease of a rig in Algeria.

Capital expenditure

Capital expenditure in the Onshore Drilling sector related to upgrading works and maintenance activities on rigs and installations, necessary to ensure continuous operational efficiency.

Work performed

Activities in 2003 comprised the drilling of 119 wells, totalling approximately 385,976 metres drilled.

In Italy onshore drilling operations were performed on behalf of Eni Exploration & Production utilising three rigs, two of which were used for drilling deep wells and one for drilling medium/deep wells.

In particular:
- one high-depth drilling rig completed drilling operations of a well in the Novara area;
- one high-depth drilling rig completed drilling operations of a well in the Novara area and subsequently was transferred to Potenza;
- one medium/high-depth drilling rig continued operating in the Pescara district.

Eight rigs have been operating in **Saudi Arabia** as part of a contract on behalf of Saudi Aramco; for six rigs, the contract was extended for a further three years with an option of an additional year.

In **Algeria**, a medium-depth drilling rig has continued operations as part of a two-year contract on behalf of BHP; whilst another medium-depth rig is working on behalf of Groupement Sonatrach-Agip. A medium/high-depth drilling rig has been transferred to Algeria from Nigeria and will start operations on behalf of Burlington Resources in 2004.

In **Egypt**, a medium-depth drilling rig continued operating on behalf of Petrobel as part of a contract due to reach completion at the end of 2004.

In **Nigeria**, a high-depth drilling rig concluded operations on behalf of NAOC as part of a contract for the drilling of four wells; a medium/high-depth rig operated on behalf of NAOC within a one-year contract with an option of an additional 12 months; another medium/high-depth rig successfully completed drilling operations on behalf of Elf Petroleum and was transferred to Algeria at the end of the year.

In **Russia** (Astrakan), a medium-depth drilling rig completed drilling operations on behalf of Agip Energy.

In **South America**, the following activities were carried out:
- a rig performed the drilling of an exploration well and ten production wells on behalf of Petrobras Peru in the area of Talara;
- a drilling rig drilled five wells on behalf of Pluspetrol in the area of Teniente Lopez (Amazon forest);
- a drilling rig drilled one production well on behalf of Pluspetrol in the area of Trompetero (Amazon forest);
- a rig performed drilling operations on five production wells on behalf of Eni Dación B.V. in the Dación area (Venezuela).

With regard to onshore workover and pulling operations, the following activities were performed:
- 84 pulling and workover operations were carried out in the Trompetero area on behalf of Pluspetrol;
- a total of 80 pulling and workover operations were carried out in the area of Teniente Lopez on behalf of Pluspetrol;
- 692 pulling and workover operations were carried out in the Talara area on behalf of Petrobras Peru;
- 46 workover operations were carried out in the area of Daciòn (Venezuela) on behalf of Eni Daciòn B.V.;
- 14 pulling and workover operations were carried out in the Oritupano area (Venezuela) on behalf of Petrobras Venezuela.

The SaiTre Joint Venture, between Saipem S.p.A. (51%) and Trevi S.p.A. (49%), completed drilling operations of medium-depth/shallow wells on behalf of Eni Exploration & Production, utilising a technologically advanced hydraulic system.
Operations by the SaiTre rig in Venezuela resumed on behalf of Eni Daciòn B.V., after an interruption related to the Venezuelan political situation; a total of 21 production wells operations were carried out.

In **Kazakhstan**, workover operations continued on behalf of Karachaganak Petroleum Operating (K.P.O.) in the province of Uralsk. In 2003, the following equipment was utilised: one rig chartered from the local company Kazburgas, one rig owned by Saipem S.p.A. and one rig by the US company Parker.

Utilisation of equipment

Onshore drilling activities amounted to an average rig utilisation of 81% (88% in the same period 2002). The geographical breakdown is as follows: 10 rigs operated in Peru, 8 in Saudi Arabia, 3 in Italy, 3 in Nigeria, 3 in Venezuela, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan and 1 in Russia.
Additionally, five third-party rigs have been operating in Peru and one third-party rig operated in joint venture with SaiPar in Kazakhstan.
Finally, 3 rigs have been operated jointly with third parties as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

...efied Natural Gas (L.N.G.)



General overview

The Saipem Group has developed a strong presence in this sector, following the acquisition of Saipem s.a., which enabled the integration of the competencies brought by Moss Maritime, a company acquired in 2001. Saipem s.a. operates in this sector through its controlled companies: Technigaz, world leader in EPC projects, Guangdon Contractor, Hazira Cryogenic Engineering and Costruction Management and Hazira Marine Engineering and Construction Management; and through its associated companies GTT (Gaz Transport et Technigaz), leader, with Moss Maritime, in the LNG transport segment thanks to innovative and highly advanced technology, Societé pour la realisation du Port de Tanger Méditerranée and Servicios De Construcciones Caucedo. Operational activities are focused mainly in the Mediterranean area in addition to a particularly challenging and demanding project currently underway in India.

Market overview

In the gas market, LNG is the sector with the best prospects, recording growth higher than the already positive trend experienced by the Natural Gas sector as a whole. This rapid growth rate in the LNG sector is aided by the strong reduction in costs affecting all stages of the production process achieved in recent years. Moreover, this technology affords great commercial flexibility since it allows a single LNG plant to reach several output markets, thereby enabling the penetration of small or developing markets, which would not normally warrant the large investments required by pipeline infrastructure.
All segments in this sector experienced strong growth in 2003.
A significant number of projects - involving both liquefaction and regasification terminals - are currently under construction and the number of LNG carriers on order is growing rapidly. The geographical areas attracting major investments are the United States, Europe and, to a lesser extent, Asia Pacific, the latter being the main LNG market worldwide and therefore an already relatively mature area.
The Maritime Works sector, which is linked to LNG, shows very encouraging prospects.

New contracts

The most significant contracts awarded to the Group in 2003 comprise:
- on behalf of the joint venture CNOOC/BP and other Chinese partners, the EPC type **Guangdong** project in the People's Republic of China, comprising engineering, procurement, construction and commissioning of a re-gasification terminal. The contract was awarded in joint venture with the engineering companies Technimont and Sofregaz;
- on behalf of Enagas, the EPC type **Huelva tank 4** project in Spain, comprising

engineering, procurement, construction and pre-commissioning of an LNG storage tank to increase the storage capacity of the Huelva LNG terminal. The contract was awarded in consortium with Initec (30%) and Necso;
- on behalf of ASTM (Agence Spéciale Tanger Méditerranée), the **Tanger Port** project in Morocco, involving excavation and redevelopment works in the port of Tangiers. The contract was awarded in consortium with Bouygues Travaux Publics (33%) and Bymaro (33%).

Capital expenditure

Investments in 2003 pertain to studies and patents aimed at maintaining a competitive advantage as well as identifying new technological solutions for the execution of projects.
Moreover, preparatory activities are underway on plant and equipment with a view to carrying out projects awarded during the year.

Work performed

In Spain, activities on the **Bilbao** project are nearing completion, on behalf of BBG (Bahia de Bizkaia Gas). The project comprises the construction and installation of two tanks for LNG storage.
Also in Spain, activities on the following projects are ongoing:
- the **Huelva** project on behalf of Enagas, for the construction and installation of an LNG storage tank;
- the **Cartagena** project on behalf of Enagas comprising the construction and installation of an LNG storage tank.

In India, the **Hazira** project is ongoing on behalf of Shell Global Solutions for the engineering and construction of an LNG import terminal.

In the Dominican Republic, construction activities on a container terminal are progressing on behalf of Caucedo Investments Inc., as part of the **Caucedo** project.

In Egypt, on behalf of KJT (Kellog, JGC, Tecnicas Reunidas), activities on the **Damietta** project are progressing. The project entailed the construction and installation of two cryogenic tanks for the storage of liquefied gas.

In China, on behalf of the joint venture CNOOC/BP and other Chinese partners, engineering and procurement activities have started on the construction of a re-gasification terminal.

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Maintenance Modification and Operation (M.M.O.)



General overview

Following the acquisition of Bouygues Offshore (now Saipem s.a.), the Saipem Group has started operating in this sector, which completes the range of services offered to oil companies. In this sector, Saipem s.a. currently provides services in petrochemical plants and refineries mainly in Western Europe and Russia, and in West Africa in upstream oil infrastructure. Operations are carried out through the companies Camom, Tecnoprojecto Internacional Projectos e Realizacoes Industriais and Petromar.
On 5th June 2003, the new company Energy Maintenance Services S.p.A. was established; it is jointly owned and managed with Eni Exploration & Production and will be handling maintenance activities in Italy.

Market overview

In recent years, the oil companies have increasingly outsourced their maintenance activities. The current market trend shows a moderate but steady growth, especially in frontier areas, where the presence of oil and gas infrastructure is growing.
In the European downstream market, outsourcing of maintenance services varies from country to country; France is one of the leading countries, with moderate but steady growth in this sector over recent years.
In Italy, Eni is currently implementing the outsourcing of all its maintenance activities, which increases Saipem's prospects in this sector.
On the international market, upstream maintenance activities are greater in areas where there is a large presence of oil and gas infrastructure. Positive trends are affecting West Africa, in particular Angola and Nigeria, and North Africa, mainly Algeria and Libya. Finally Russia and Kazakhstan offer good prospects and a large potential market.

New contracts

Main contracts awarded during the year included:
- on behalf of Eni E&P, the maintenance of upstream equipment in Italy;
- on behalf of TotalFinaElf, the renewal of the Global Maintenance contract for facilities in Angola;
- on behalf of Exxon Mobil, the maintenance of pipeline field facilities associated with the Chad-Cameroon project.
- on behalf of TotalFinaElf, the extension of contracts involving activities in France.

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Capital expenditure

Capital expenditure relates to the purchase of machinery and equipment required to carry out operational activities.

Work performed

In 2003, activities have progressed in Europe, in particular in Italy in the oil & gas upstream sector on behalf of Eni Exploration & Production and in France on behalf of TotalFinaElf.
In West Africa, major maintenance interventions have been carried out on behalf of TotalFinaElf Angola.
In Russia and Kazakhstan, activities on behalf of Caspian Pipeline Consortium are continuing and maintenance activities have started on the Sakhalin project on behalf of SEIC.

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financial and economic results

The Company's acquisitions, completed in 2002 (the remaining 50% of European Marine Contractors and SaiClo at the beginning of 2002 and Bouygues Offshore in July 2002), have significantly modified the economic and financial structure of the Group; this makes a direct comparison with the results of the past three years immaterial, especially the results for 2001.
Moreover, the acquisition of Bouygues Offshore and the subsequent integration of operational processes radically changed the reference market for the Saipem Group in the Offshore and Onshore Construction sector, aiming the business focus to EP(I)C type projects, and enabling the penetration of other business sectors such as Liquefied Natural Gas and Maintenance Modification & Operation. In spite of the aforementioned extraordinary factors, the comparative data for the past three years provided hereafter aim exclusively at emphasising the increase in terms of size of the Group and the development of new business sectors.
Extrapolation of the individual companies to form a consolidation area that would enable a direct comparison of Saipem Group results is also hindered by the financial, managerial and operational integration started with the acquisitions and currently ongoing.

Results of operations

Saipem Group - Reclassified Income Statement (mil...

	2001	2002 (*)	2003
Operating revenues	1,923	3,149	4,231
Other revenues and income	17	16	11
Purchases, services and other costs	(1,133)	(1,987)	(2,977)
Payroll and related costs	(360)	(621)	(704)
Contribution from operations	447	557	561
Amortisation, depreciation and write-downs	(191)	(234)	(216)
Depreciation of excess cost allocated to Saipem s.a. equipment	-	(1)	(1)
Saipem s.a. Goodwill amortisation	-	(20)	(41)
Operating income	256	302	303
Financial expenses, net	(35)	(48)	(53)
Income from investments	1	5	16
Income before extraordinary items & income taxes	222	259	266
Extraordinary expenses, net	(3)	(3)	(3)
Income before income taxes	219	256	263
Income taxes	(51)	(62)	(67)
Net income before minority interest	168	194	196
Minority interest	-	(3)	-
Net income	168	191	196

(*) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

In 2003, Saipem achieved record results for the third year running. This was attained through the outstanding performance on complex and challenging projects in the Offshore and Onshore Construction sectors and the significant contribution deriving from the integration with Saipem s.a. both in terms of cost synergies and the new commercial opportunities that the Group can now undertake in the market, thanks to the new EPIC contractual positioning.

Operating revenues for 2003 showed an increase of 34.4% versus the previous year, attributable also to Saipem s.a.'s consolidation for the whole period. The best performing sector was Offshore Construction (+51.1%) with strong growth in North and West Africa. The Offshore Drilling sector showed a 13.6% reduction due to weak market conditions and structural upgrades to vessels required to carry out contracts won during the year.

Contribution from operations amounted to 561 million euros, an increase of 1% versus the previous year. The 4.4% reduction in profitability (17.7% in 2002 versus 13.3% in 2003) is due to the greater incidence of EPIC type projects, which generate greater volumes with lower profitability when compared to traditional contracts for specialised installation and pipelaying services.

Depreciation and amortisation of tangible and intangible assets amounted to 258 million euros, an increase of 3 million versus the previous year. This increase is due to lower amortisation and depreciation (18 million euros) of project-specific equipment and goodwill amortisation over the whole year, rather than six months, of Saipem s.a. (21 million euros).

Consequently, **operating income** amounted to 303 million euros, in line with the previous year.

Net financial expenses increased by 5 million euros versus 2002, due mainly to greater medium-term debt versus the previous year, as the debt incurred for Saipem s.a.'s

...ition, in 2002, had only been accounted for over part of the fiscal year.
Income from investments amounting to 16 million euros, an increase of 11 million ... the previous year, is mainly attributed to positive results by the company ... Transport Et Technigaz operating in the LNG sector. Generally, income from investments reflects Saipem's interest in highly strategic industrial initiatives, which, due to the quota held or agreements with partners, could not be consolidated using the full or proportional consolidation method.

Income before extraordinary items and income taxes amounted to 266 million euros, an increase of 3% versus 2002.
Net extraordinary expenses, in line with the previous year, amounted to 3 million euros, resulting from early retirement incentives paid to surplus personnel.

Income before income taxes, therefore, totalled 263 million euros, a 3% increase versus the previous year.
Taxes amounted to 67 million euros, an increase of 5 million euros versus 2002, due to both the increase in taxable income and the tax rate (25.4% in 2003, 24.2% in 2002).

Net Income for the year reached 196 million euros, an increase of 2.6% versus 2002; this equates to a net income per share of 0.44 euros (0.43 euros the previous year).

Operating income and costs by destination (million €)

	2001	2002 (*)	2003
Operating revenues	**1,923**	**3,149**	**4,231**
Production costs	(1,518)	(2,637)	(3,658)
Idle/downtime costs	(41)	(48)	(78)
Selling expenses	(27)	(56)	(66)
Research and development costs	(2)	(6)	(9)
Other operating income (expenses), net	(8)	2	(2)
Contribution from operations	**327**	**404**	**418**
General and administrative expenses	(71)	(102)	(115)
Operating income	**256**	**302**	**303**

(*) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

In 2003, the Saipem Group achieved **operating revenues**, as previously stated, of 4,231 million euros, an increase of 1,082 million euros versus the previous year.

Production costs, which include direct costs of sales and depreciation of vessels and equipment, amounted to 3,658 million euros (2,637 million euros in 2002), an increase of 39%, in line with the increase in operations (in addition to the consolidation of Bouygues Offshore over the whole year).
Idle/downtime costs increased by 30 million euros, mainly due to the greater number of vessels as a result of Saipem s.a.'s consolidation over the whole period in addition to the downturn in the Offshore Drilling sector.
Selling expenses increased by 10 million euros as a result of efforts and important sales initiatives undertaken by the Group in traditional as well as in new areas of activity. This commitment resulted in the award of contracts for a total value of 4,298 million euros.
Research and development costs grew by 3 million euros rising from 6 million euros in 2002 to 9 million euros in 2003. This increase is attributable to the greater number of research studies undertaken during the year to respond to the ever more complex technological requirements of projects.
Other net operating expenses amounted to 2 million euros, versus other net income of 2 million euros in 2002. This deficit is attributable to tax expenses associated with

operations, whereas the positive balance in 2002 was due to the disposal of redundant equipment.

Contribution from operations increased by 3.5%, totalling 418 million euros.

General and administrative expenses amounted to 115 million euros, an increase of 13 million euros versus 2002. This increase is due partly to the consolidation of Saipem s.a. over the whole year and partly to increased volumes of activity by the Group.

The process for the integration of Bouygues Offshore, launched immediately after the company acquisition, showed particularly positive results, in terms of cost savings, in 2003. The integration of commercial processes, the structure rationalisation in countries where both companies had offices and optimisation of the fleet enabled cost savings of approximately 41 million euros.

Analysis by business sector:

Offshore Construction

(million €)

	2001 (*)	2002 (**)	2003
Operating revenues	1,123	1,686	2,547
Selling expenses, net of cost of materials	(699)	(1,066)	(1,808)
Cost of materials	(156)	(283)	(398)
Depreciation and amortisation	(94)	(105)	(93)
Contribution from operations	174	232	248
Depreciation of excess cost allocated to Saipem s.a. equipment		(1)	(1)
Saipem s.a. goodwill amortisation		(10)	(21)
Contribution from operations, net		221	226

(*) not inclusive of L.N.G. sector reclassified data
(**) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

Operating revenues for 2003 amounted to 2,547 million euros, a 51.1% increase versus 2002, mainly due to (in addition to the consolidation of Saipem s.a. for the whole period) full-scale operations of EPIC-type projects in West and North Africa.
Selling expenses, amounting to 1,808 million euros, increased by 69.9%. This variance from the corresponding shift in revenues, is attributed to the different allocation of costs within EPIC-type projects, in addition to decreased utilisation of the much larger fleet and the cost of sales.
Cost of materials rose by 44%, in line with greater volumes of activity.
Depreciation and amortisation is in line with 2002, as the reduction related to project-specific equipment is counterbalanced by greater amortisation associated with Saipem s.a.'s goodwill.
Contribution from operations for 2003 amounted to 248 million euros, equal to 9.7% of revenues, versus 232 million euros, equal to 13.8% of revenues in 2002. This decrease in margin is attributable to the greater incidence of EPIC projects previously mentioned. Profitability, net of goodwill amortisation, stood at 226 million euros, equal to 8.9% of revenues.

Offshore Drilling

(million €)

	2001	2002	2003
Operating revenues	299	345	298
Selling expenses	(159)	(220)	(204)
Depreciation and amortisation	(41)	(42)	(37)
Contribution from operations	99	83	57

Operating revenues for 2003 showed a 13.6% downturn versus 2002, attributable to weakness in this sector and the temporary suspension of operations by the semi-submersible platforms Scarabeo 5, Scarabeo 7 and other minor vessels to carry out project specific upgrades or structural repairs.
The decrease in selling expenses of 16 million euros, equal to -7% versus 2002, is partly attributable to the fall in activities. This variance from the corresponding shift in revenues, is attributed to the fixed costs for those vessels that were inactive over a few months of the year.
The 5 million euro decrease in depreciation and amortisation is due to their deferment during periods of investment.
Contribution from operations in 2003 decreased by 26 million euros versus 2002, with a margin on revenues declining from 24.1% to 19.1%. This reduction in margin is partly attributable to the lower utilisation of vessels on account of the upgrading works previously mentioned.

Leased FPSO

(million €)

	2001	2002	2003
Operating revenues	19	33	39
Selling expenses	(4)	(10)	(18)
Depreciation and amortisation	(10)	(15)	(12)
Contribution from operations	5	8	9

In 2003, operating revenues increased by 18.2% versus 2002, as a result of operations by the new floating production unit FPSO-Mystras. Contribution from operations amounted to 9 million euros, equal to 23.1% of revenues, versus 8 million euros, equal to 24.2% of revenues for 2002.

Onshore Construction

(million €)

	2001	2002 (*)	2003
Operating revenues	314	651	742
Selling expenses, net of cost of materials	(197)	(367)	(449)
Cost of materials	(70)	(196)	(178)
Depreciation and amortisation	(18)	(30)	(37)
Contribution from operations	29	58	78
Saipem s.a. goodwill amortisation		(4)	(8)
Contribution from operations, net		54	70

(*) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

Full-scale operations on projects in Kazakhstan, North Africa, Saudi Arabia and Russia (in addition to the consolidation of Saipem s.a. for the whole year) allowed the company, in 2003, to achieve revenues 91 million euros greater (+14%) than in 2002. The growth in volumes resulted in selling expenses increasing by 22%, whereas cost of materials decreased by 9%. Moreover, depreciation and amortisation rose by 11 million euros (+32.3%) due to the increased amortisation of project-specific equipment in addition to Saipem s.a. goodwill amortisation.
In 2003, contribution from operations amounted to 78 million euros, equal to 10.5% of revenues, versus 58 million euros, equal to 8.9% of revenues for 2002. This level of margin is due to contingency payments received in the final stages of projects. Contribution from operations, net of goodwill amortisation, stood at 70 million euros, with margin at 9.4% of revenues.

Onshore Drilling

(million €)

	2001	2002	2003
Operating revenues	162	220	192
Selling expenses	(124)	(170)	(149)
Depreciation and amortisation	(18)	(26)	(20)
Contribution from operations	20	24	23

Operating revenues for 2003 show a 12.7% reduction versus those for 2002; this is largely due to the negative effect of the US dollar devaluation on volumes achieved in Latin America and Saudi Arabia. Full-scale operations in Saudi Arabia resumed at the end of the year, following successful contract renewal.

In 2003, contribution from operations fell by 1 million euros versus the previous year, whilst the margin on revenues increased from 10.9% to 12%. This increase in margins, notwithstanding the negative Euro/US Dollar exchange rate, is attributed to improved efficiency on the rigs operating in Saudi Arabia.

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Liquefied Natural Gas (L.N.G.)

(million €)

	2001 (*)	2002 (**)	2003
Operating revenues	6	110	205
Selling expenses	(2)	(86)	(163)
Depreciation and amortisation	(4)	(9)	(10)
Contribution from operations	-	15	32
Saipem s.a. goodwill amortisation		(4)	(8)
Contribution from operations, net		11	24

(*) Data previously included under Offshore Construction
(**) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

Operations carried out mainly in India, Spain and Santo Domingo enabled the company to achieve operating revenues of 205 million euros in 2003.

In 2003, contribution from operations, net of goodwill amortisation, amounted to 24 million euros, with margin equal to 11.7% of revenues, versus 11 million euros, equal to 10% of revenues, in the second half 2002. This increase in margin can be mainly attributed to the strong performance of a project in India.

Maintenance, Modification and Operation (M.M.O.)

(million €)

	2002 (*)	2003
Operating revenues	104	208
Selling expenses	(98)	(192)
Depreciation and amortisation	(1)	(3)
Contribution from operations	5	13
Saipem s.a. goodwill amortisation	(2)	(4)
Contribution from operations, net	3	9

(*) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

In 2003, operational activities, carried out mainly in France and Italy achieved operating revenues of 208 million euros.

In 2003, contribution from operations, net of goodwill amortisation, amounted to 9 million euros, with margin equal to 4.3% of revenues.

Consolidated balance sheet and financial position

Saipem Group - Reclassified consolidated balance sheet

	31st December 2002		31st December 2003	
Net tangible fixed assets		1,708		1,694
Net intangible fixed assets		906		851
Tangible and intagible assets, net		2,614		2,545
- Offshore Construction	1,202		1,127	
- Offshore Drilling	621		656	
- Leased FPSO	46		89	
- Onshore Construction	265		244	
- Onshore Drilling	129		95	
- L.N.G.	212		193	
- M.M.O.	90		85	
- Other	49		56	
Financial investments		24		26
Non-current assets		**2,638**		**2,571**
Net current assets		**(65)**		**(196)**
Employees' termination benefits		**(26)**		**(31)**
Capital employed		**2,547**		**2,344**
Shareholders' equity		**1,275**		**1,368**
Minority interest in net equity		**24**		**23**
Net debt		**1,248**		**953**
Cover		**2,547**		**2,344**

Non-current assets, at 31st December 2003, stood at 2,571 million euros, a decrease of 67 million euros versus the end of 2002. This reduction is attributed to the combination of investments on plant and equipment of 262 million euros (210 million in 2002), capital expended on company acquisitions of 10 million euros, depreciation and amortisation of 258 million euros, disposals of 11 million euros and the translation effect on financial statements in foreign currencies of 70 million euros.

Net current assets fell by 131 million euros, going from minus 65 million at the end of 2002 to minus 196 million euros at the end of 2003; this decrease is due to advance payments on contracts awarded to the Saipem Group in the latter part of the year.

As a result of the above, **capital employed** decreased by 203 million euros, reaching 2,344 million euros at 31st December 2003, versus 2,547 million at the end of 2002.

Shareholders' equity, inclusive of minority interest, rose by 92 million euros, to 1,391 million euros at 31st December 2003, versus 1,299 million euros at the end of 2002. This increase is due to higher consolidated income for the year net of the translation effect of financial statements in currencies other than euros, and of dividends distributed by the parent company (63 million euros).

The increase in shareholders' equity and the decrease in net capital employed, resulted in a 295 million euros reduction in **net debt**, which, at 31st December 2003, stood at 953 million euros, versus 1,248 million at the end of 2002.

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...net financial debt

(million €)

	31.12.2002		31.12.2003	
...banks due after one year	307		302	
...other financial institutions due after one year	99		276	
...long term financial debt		406		578
...c/o bank, post and Eni Group finance companies	(247)		(546)	
...in hand and cash equivalents	(3)		(3)	
...receivables due within one year	(13)		(9)	
...to banks due within one year	119		109	
...to other financial institutions due within one year	986		824	
...short term financial debt		842		375
...financial debt		1,248		953

...Group - Reclassified statement of cash flow and variation in net debt

(million €)

	2002	2003
Group net income	191	196
Third party income	3	-
Adjustments to reconcile cash generated from operating income before changes in working capital:		
Depreciation, amortisation and other non monetary items	265	245
Net gains on sales of assets	1	(6)
Dividends, interests, extraordinary income/expenses and income taxes	73	87
Cash generated from operating income before variation in working capital	**533**	**522**
Variation in working capital relating to operations	203	163
Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(63)	(81)
Net cash flow from operations	**673**	**604**
Investments in tangible and intangible fixed assets	(210)	(262)
Investments in acquisitions of consolidated companies	(1.206)	(10)
Disposals	9	17
Other investments and disposals	(2)	-
Free cash flow	**(736)**	**349**
Net investments related to financing activities	5	3
Variation in financial debt	677	52
Buy-back of treasury shares	-	(13)
Cash flow from share capital and reserves	(34)	(63)
Variations in consolidation area and exchange rate differentials on cash and equivalents	4	(29)
Net Cash Flow	**(84)**	**299**
Free Cash Flow	(736)	349
Variations in consolidation area	137	(4)
Buy-back of treasury shares	-	(13)
Cash flow from share capital and reserves	(34)	(63)
Exchange rate differentials and other variation concerning net financial debt	27	26
Variation in net debt	**(606)**	**295**

Net cash flow from operations, amounting to 604 million euros, entirely financed net investments in tangible and intangible fixed assets and acquisition of company interests, generating a **free cash flow** of 349 million euros.

Cash flow from share capital and reserves showed a negative balance of 63 million euros, as a result of the payment of dividends; the buy-back of treasury shares for allocation to the Stock Grant and Stock Option Schemes generated a negative cash flow of 13 million euros. The effect on net financial debt, deriving from the translation

of financial statements in foreign currencies, amounted to a positive balance of 2 million euros, whilst the variation in the consolidation area showed a negative balance of 4 million euros.
Therefore, the effect of the aforementioned variations resulted in a net financial debt reduction of 295 million euros.

In particular:
Cash generated from operating income before variation in working capital (+522 million euros) derives from:
net income of 196 million euros;
depreciation and write-downs of tangible fixed assets (+258 million euros) and a variation in employee termination benefits (+3 million euros); conversely, the following had a negative effect:
variation in provisions for contingencies (-7 million euros); and net appreciations (-9 million euros); net gains on sales of assets (-6 million euros);
net financial expenses (+17 million euros); net extraordinary expenses (+3 million euros); income taxes (+67 million euros).

The decrease in working capital related to operations (163 million euros) has been analysed in the notes to the consolidated balance sheet and financial position.

Dividends, interests, extraordinary income/expenses and income tax paid during the year (81 million euros) comprise payment of interests and financial expenses (-4 million euros), payment of extraordinary expenses (-3 million euros), payment of tax (-84 million euros) and receipt of dividends (+10 million euros).

Investments in tangible and intangible assets amounted to 262 million euros, whilst acquisitions of consolidated companies amounted to 10 million euros and comprised the buy-back of the remaining shares of Saipem s.a. following the exercise of pre-existing Stock Options allocations, the acquisition of the Indian engineering company IDPE (International Development Process and Engineering Ltd), renamed SIPS - Saipem India Project Services Ltd in January 2004 and the incorporation, on 5th June 2003, of Energy Maintenance Services S.p.A., a company jointly owned with Eni Exploration & Production. Details of investments by sectors are as follows: Offshore Construction (87 million euros), Offshore Drilling (73 million euros), Leased FPSO (55 million euros), Onshore Construction (29 million euros), Onshore Drilling (6 million euros), L.N.G. (5 million euros) and M.M.O. (4 million euros). Capital expenditure on infrastructure, of both Head Office and Group premises, amounted to 13 million euros. Additional information concerning capital expenditure can be found in the 'Operating Review' section at the beginning of this report.

Cash flow generated by disposals (17 million euros) involved the sale of certain vessels and equipment in the Offshore Construction sector and the sale of holdings no longer deemed critical to the group's core business.

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esearch and development



In 2003, the Technological Coordination Committee comprising the two Research and Development divisions based in Milan and Paris was established. Research activities and order backlogs were organised as follows: research activities based in Milan have maintained their corporate role in addition to research activities towards the internal client (strategic project, assets) and longer term projects; in Paris, research activities are focused towards projects with high engineering content aimed at fulfilling external clients' requirements.
Activities during the year focused on the development of distinctive solutions in the most technologically-oriented market sectors. Meanwhile, Saipem is pursuing projects aimed at transferring the technology to the production line in order to improve the Group's competitive positioning. The new development drives are focused on 'frontier' projects, for which technical feasibility is critical.
Projects carried out in 2003 involved total financial resources amounting to 13 million euros, of which 9 million were posted to the income statement, while 4 million, used for prototype development and implementation phases of projects, were capitalised to increase the value of the relevant tangible fixed assets.
Salient events of the year involved the following activities:

General activities

The Technological Plan for the years 2003-2006 was issued. Activities relating to the Knowledge Management and Technology Monitoring projects progressed, with increased involvement from the Paris office, by means of semantic IT instruments and the TRIZ (Teoriya Resheniya Izobreatatelskikh Zadatch) method. This project aims at sharing and spreading the technologies under development. Activities are ongoing on the participation to Eurogia in order to develop projects of interest to the European Union and ILP (Industry Liaison Programme) of MIT aimed at developing projects through the cooperation of university and society.
The internal process pertaining to the management of the company's intellectual property has been redefined and structured. During the year, patent applications were lodged involving nine different technologies.

Technology involving assets, operations and integrated projects

Studies aimed at increasing the pipelaying capacity of Saipem 7000 have been completed. These studies focused on future vessel utilisation, in addition to improving the reliability and safety of operations. Another important project also reached completion: the non-intrusive buckle detection project, which utilises a system used on the Green Stream Project, capable of identifying pipeline collapse during launch operations.
Activities are progressing on the development of a conceptually innovative welding

system aimed at significantly improving productivity in the medium term. Specifically, the project has entered the phase where test results are being industrialised both for the new architecrure for the control system of welding heads and the new torch.
A research study is progressing on pipelaying techniques in challenging environments (remote areas and ultra-shallow waters), technologies that also involve pipeline trenching and burying. Results have led to innovative concepts, for which patent applications have been lodged.
The new project aimed at developing technologies for ultra-deep water and 'black water' operations is ongoing; it will employ 3D display technologies and advanced sonic navigation systems.
New and innovative sonic technology is being implemented on the drillship Saipem 10000; this involves constant monitoring of the riser and the ship positioning reference system. Furthermore, activities are ongoing on the migration of DP-pipe technology developed for Saipem 7000 and now transferred to FDS and Castoro Sei.
A new FPSO design has been completed, whilst, together with Eni, activities are underway on the development of a long-distance onshore pipelaying technique using highly-resistant but thin-wall pipes.

Technologies for oil field and LNG development

The second phase of the 'pipe-in-pipe' project is progressing. The project is aimed at developing a solution to guarantee the continuity of flow in subsea pipelines used for the transport of hot fluids. Moreover, additional solutions are being developed, some of which draw on "gel technology".
Activities are progressing on the project regarding the development of an innovative concept for floating production system, named 'Octabuoy'.
In the meantime, an additional strategic project is progressing aimed at identifying an integrated Floating LNG installation configuration for the production, storage, transport and re-gasification of natural gas. Also for LNG, a series of new technologies are being researched aimed at developing cryogenic storage in concrete structures.
As part of the development activities of client-oriented engineering solutions, a series of internal studies have been carried out in order to support commercial bids for the various business units.

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Quality assurance, health & safety and the environment



In 2003, the department for Quality Assurance, Health & Safety and Environmental protection (QHSE) continued to focus its activities on improving quality of operations, limiting environmental impact and ensuring the safety and psycho-physical health of employees.

With regard to QA activities in 2003, all operative Saipem Group companies holding a certificate of compliance to International Standard ISO 9001:1994 obtained the upgrade to the more stringent International Standard ISO 9001:2000. This process involved audits by the most highly-regarded certification bodies in the world, such as Lloyd's, Bureau Veritas and DNV.
The will to convincingly meet the new and more stringent requirements imposed by the market and by growing competitiveness led us to increase investments in Quality Assurance in the medium to long term. Investments will aim at the following:
- supersede the functional approach in favour of a business processes based approach, because we are aware that the quality of services offered essentially depends on the effectiveness and efficiency with which processes are managed and controlled;
- extend QA training to all levels of activity and increase training activities aimed at project dedicated Quality Assurance personnel, also through the strengthening of the QHSE centre in Romania;
- consolidate audit activities on systems at operative companies and launch a similar undertaking at corporate level, with the aim to monitor the most important and/or top priority processes;
- introduce instruments and methods to control and measure QA processes, that are able to identify process objectives by means of numerical targets and can be easily monitored, so as to build and then analyse trends based on specific indicators;
- introduce adequate 'client satisfaction' monitoring systems, as the awareness of client needs and requirements shall enable the company to best channel investments and focus on improvement programmes;
- update supplier and subcontractor monitoring systems in order to improve data gathering and thereby the vetting system for supplies and services;
- integrate activities aimed at maintaining and improving QA management systems at all Saipem Group operative companies, also through the standardisation of reporting to and from the parent company;
- consolidate the QA cost management system, so as to enable the evaluation of available data and information from an economical point of view and thereby measure the overall performance of the QA management system.

Specifically with regard to the latter objective, certain pilot projects, chosen amongst sales and investment activities, were tested in 2003 and proved very successful; this internal assignment, launched in February 2001, had the following goals:
- matching the QA management system with financial information;

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- enabling the company management to periodically plan and implement targ
  interventions to improve processes and activities;
- providing new indicators to strengthen the planning system and allocatio
  management objectives.

Implementation of this model will be extended to the most significant sales a
investment projects over the next three years.

With regard to health and safety activities in 2003, Saipem managed to general
improve its record: the LTI (lost time injury) rate decreased by 17% versus 2002. The
encouraging results were counterbalanced by serious incidents involving o
employees and subcontractors during operations.
Main projects to improve the safety management system carried out during the ye
include the following:

- organisation of internal workshops aimed at improving health and safe
  management on site and onboard offshore vessels;
- review of "Safety cases" relating to a number of offshore drilling vessels;
- the safety reporting system was strengthened in order to encourage personnel to b
  proactive;
- safety audit procedures were implemented onboard offshore vessels and operation
  sites;
- Saipem's system was reviewed to comply with the International Safety Managemen
  Code; this enabled an increase in the number of certified vessels, thanks to wor
  carried out for Saipem 3000 and Semac 1;
- constant benchmarking of competitors and category associations aimed a
  continuous improvement and the pursuit of excellence.

With regard to the work carried out in 2003 on environmental impact, main projects
include:

- analysis and monitoring activities aimed at achieving legal compliance in respect of
  noise and asbestos pollution;
- performance of the Gap Analysis to obtain certification for Saipem S.p.A. to the
  standard ISO14001;
- extending certification to ISO14000 for several Group companies;
- extending the HSE data access and management system to Saipem s.a. Group
  projects;
- introducing ENVIID (Environmental Impact Identification) techniques in order to
  attain prompt environment impact prevention;
- identification of an integrated accounting system capable of analysing HSE costs.

The Company is focusing more and more on promoting internationalisation within the Group; as part of this strategy, an HSE training course was organised and involved 50 new graduates from Eastern European countries and Russia. This course, which will be repeated in 2004, has enabled the training of young recently qualified professionals to be employed on forthcoming projects.
In 2003, Saipem managed to tackle more and more challenging QHSE issues, inexorably linked as they are to highly technological projects in extreme environments and within very tight timeframes.

human resources



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In 2003, the company policy on human resources was characterised by a series of actions aimed at strengthening management systems, developing and emphasising the importance of the multinationality of Saipem Group resources and the quality of existing professional competencies.
The acquisition of Saipem s.a. in 2002 required a complex and comprehensive integration process involving both assets and competencies; this project aimed at improving the efficiency and competitiveness of the new Group through the implementation of a new corporate structure, new processes and operational procedures.
The model Saipem adopted is based on high level integration of international resources and attention to local content, which promotes and facilitates flexibility, initiative and adaptability and creates a significant competitive advantage.
To this end, the various development programmes were tailored to suit the context in which they were required to operate, paying particular attention to the social and economic situation affecting the community, employees, local employment customs and training requirements.
Further endorsement of this policy are the programmes for career development, training and recruitment of human resources, which were all aimed at increasing the internationalisation of systems and methods, the completion of Saipem s.a.'s integration and the development of activities in cost-efficient countries.
Tools to evaluate, appraise and develop skills and managerial potential have been implemented group-wide. The new performance appraisal system is currently used internationally, whereas in Italy a new system has been tested that identifies and measures the potential of resources; this will be extended group-wide in 2004.
The new policy of recruitment, career development and retention for the group's young talent (both Italian and international) is being introduced at overseas companies with solid results in terms of motivation and support of local resources; the high level of retention experienced in 2003 is the result of these new methods together with constant monitoring of motivation and company morale.
Consistent with the Company's Development Strategy for main professional positions and the strategic HR guidelines, new training schemes have been introduced group-wide; these place more emphasis on managerial training (communication, problem solving and multicultural teambuilding), project and risk management as well as language training. Furthermore, refresher courses for maritime personnel and important technical courses have been implemented, amongst which the Det Norske Veritas (DNV) course involving innovative pipeline design.
This newly gained experience has been condensed into a Group-wide training plan and handbook to be issued in 2004, which will enable courses to be run at various offices in various languages, maintaining uniformity and consistency for all programmes and allowing widespread international participation.
Saipem has also intensified its cooperation with Eni Corporate University for the

recruitment of graduate resources, achieving both increased effectiveness efficiency; this process was successfully extended to cover work placements initiatives were launched with leading Italian and international Universities.
With regard to recruitment and career development activities, the integration Saipem s.a. produced the following results:
- integration and harmonisation of training plans achieving synergies in term *costs and internationalisation of initiatives;*
- sharing of recruitment strategies for young resources with strong potential;
- implementation of the performance appraisal system to cover all French sen management.

Local career development initiatives were launched at foreign companies to prov the Saipem business with high cost/yield solutions; amongst them the project aim at recruiting, monitoring and training local engineers at Saipem Mediterrane Services in Croatia, currently in an advanced stage of development.
The remuneration policy mirrored the emphasis the Company places on retentio incentive and development of critical resources through a close and analytic comparison with market rates. To this aim the Group Harmonisation Project w launched in order to integrate compensation policies and implement a consisten salary management system for Saipem Group critical resources.
Finally, the implementation of the Stock Grant and Stock Option schemes approved i 2003 was renewed for Italian and international senior managers; these, in addition t increasing the loyalty of the Groups management, provide a link between individu and company performance.

	Average Workforce 2002	Average Workforce 2003
Saipem S.p.A. (*)	6,641	4,903
Saipem s.a. (*)	7,071	8,101
Other Group Companies (**)	10,172	10,192
Total	**23,884**	**23,196**
Offshore Construction	5,812	6,128
Offshore Drilling	1,301	1,081
Leased FPSO	31	43
Onshore Construction	10,413	9,680
Onshore Drilling	2,561	2,521
Liquefied Natural Gas	247	687
Maintenance Modification and Operation	1,431	1,630
Staff positions	2,088	1,426
Total	**23,884**	**23,196**
Italian personnel	2,217	2,332
French personnel	3,841	3,862
Other nationalities	17,826	17,002
Italian personnel under open-ended contract	2,069	2,161
Italian personnel under fixed-term contract	148	171
Total	**2,217**	**2,332**

	31st December 2002	31st December 2003
Number of engineers	3,231	3,382

(*) includes personnel employed at joint venture companies for the proportion of participated quota
(**) includes all personnel of consolidated companies; for those companies consolidated using the proportional method, t personnel number included is equal to the proportion of the consolidated quota.

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n Group shows a decrease in number of employees in terms of average versus 2002; this is due to the release of international personnel following mpletion of the Karachaganak project in Kazakhstan.

personnel increased by 115 resources in 2003, following the consolidation of company Energy Maintenance Services S.p.A., which employs 130 personnel ally from Eni Exploration & Production.

part of the review of the Italian personnel qualitative mix, in 2003 the following ees were taken on: 51 graduates (19 of which under a vocational contract) and diploma-qualified personnel (15 of which under a vocational contract).

2003, good practices of consolidated industrial relations enabled Saipem to open successfully complete the following negotiations with national energy, ineering and maritime trade unions:

- ewal of the ENERGY/OIL National Contract of Employment, with costs contained thin pre-set inflation ceilings;
- ewal of the contract for Seafaring Captain and Chief Engineer positions for the ars 2003-2006;
- ccessful negotiation of the "efficiency" agreement for the onshore drilling sector ith a consequent review of personnel numbers;
- wo-year agreement with Intermare Sarda to gradually downsize the workforce at the rbatax yard (Sardinia), retrain existing employees for multitasking, and definition f the frame agreement for the outsourcing of complementary activities;
- uccessful negotiation of the four-year agreement on the "production bonus" to be llocated based on profitability and productivity indicators for the various business ectors and Group companies.

European level, industrial relations culminated in the meeting of the Eni European mmittee, of which Saipem is a member.

onsistent with Group's policies and in compliance with the French Legal Code, aipem s.a. signed a three-year "Accord d'Intéressement" with the Trade Unions which plies the distribution of a collective bonus based on annual company development nd performance parameters. Saipem s.a. has also adopted PEG (Plane d'Epargne roupe), a savings fund which receives contributions from both the company and the mployee, and signed a "company agreement" that provides employees with dditional insurance and health cover.

hroughout the year, the following instruments and guidelines were defined to plement organisational initiatives both at Saipem s.a. and other Group companies:

- decentralisation of operations and devolution of decision-making powers to group companies within the parent company's overall co-ordination and direction;
- the documentation system, a very important instrument necessary to define and share common practices, methods, responsibilities and interfaces through the company's dedicated intranet system;
- group-wide professional roles, required for the smooth running of the main reporting and planning systems;
- the management of internal and authorisation powers, defining clear and coherent company responsibilities;
- methods of definition and communication employed by the various structures through the use of established organisational instruments.

n 2003, significant interventions were carried out aimed at reorganising certain roup companies deemed critical in terms of costs and core business; activities cluded the analysis of processes, competencies, structures, resources and costs to nsure an effective rationalisation and recovery of efficiency.

ith regard to **internal communication**, the Group's magazine Orizzonti was totally vamped and is now also being published in French. Other initiatives supporting the tegration process have been launched, amongst which was the implementation of a ngle company intranet portal, common to all Group intranets.

information system

In 2003, the IBIS project progressed, aimed at developing the integration of the various systems and applications within the group. During the year, the SAP system was rolled-out at various subsidiaries: implementation was completed at Saipem UK, Saipem Asia, Saipem Malaysia, PT Saipem Indonesia and EMS. Moreover, utilisation of the module 'Material Tracking - Marian' commenced for operational projects.
Particularly noteworthy is the implementation process of the SAP and PeopleSoft systems at Saipem s.a.; this comprised the complete assessment and analysis of the IT environment, training and participation in this new approach to HR management. Full utilisation of the system is expected to start in 2004.

Activities on the Data Warehouse project are progressing. The modules for cost control, management, asset and maintenance control were finalised. With regard to the Human Resources module, design and analysis activities began in 2003 and implementation and group-wide roll out are due to follow in 2004.
Utilisation of the Document Workflow system started in 2003. This aims at managing all technical documents, information and financial material in view of the future roll-out to service all other company units.
During the year, cooperation with Eni intensified with regard to the development and implementation of the e-procurement system, whose goal is to exploit the emerging opportunities offered by e-commerce systems.

With regard to the group infrastructure, the "3I Project - ICT Infrastructure Integration Project" to integrate all group IT infrastructure onto the Microsoft Windows 2000 platform is at an advanced stage of development. The project, which will involve the migration of a total of 6000 users, will achieve completion in 2004.
Standardising hardware equipment and software packages will result in higher levels of service in terms of performance, reliability and safety and will streamline the integration of applications. Moreover, the intrinsic characteristics of this new architecture will afford significant cost savings in terms of management.
Concerning the integration of Saipem s.a. IT systems, network characteristics were reviewed in order to improve communication at group level and implement adequate technology to support new applications. New technologies will result in significant benefits and cost savings.

With regard to the protection of IT company data, the SAP environment was provided with Application Security and Infrastructure Security to upgrade the safety parameters of the SAP system. Moreover, new monitoring systems have been activated to enhance the physical and logical safety of the whole IT system, and in particular the protection of confidential data and information.

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corporate governance report

Fair practice

Saipem believes that the creation of value for its shareholders, especially in the medium to long term, should be attained through fair practice towards all its stakeholders, comprising, besides the shareholders, employees, suppliers, clients, commercial and financial partners as well as the communities the Group comes into contact with.
The Board deems it important to clearly define the values that Saipem recognises and accepts, to identify the responsibilities the company assumes both internally and externally to ensure that all Group activities are carried out in compliance with the law, in fairness, honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, clients, commercial and financial partners as well as the communities in which Saipem operates.
These values are stated in the Code of Practice, which all employees are required to adhere to and whose violations are examined by the Board of Directors.

Principles

Business ethics
Saipem's activities, anywhere in the world, are carried out in fairness, honesty and in compliance with the law.

Stakeholders
Saipem respects all the stakeholders with whom it interacts in business, as it believes that they are an important asset.

Labour protection and equal opportunities
Saipem respects the universally recognised core labour standards contained in the ILO (International Labour Organisation) conventions; it guarantees freedom to form a union and the right of collective bargaining; it repudiates any form of forced or juvenile labour and/or discrimination. Saipem also guarantees its employees equal opportunities of employment and profession in addition to fair compensation based on merit.

Enhancement of human resources
Saipem acknowledges and promotes the development of skills and competencies of each employee in addition to team work, so that energy and creativity of the individual can realise its full potential.

Diversity
Saipem's business conduct is inspired by the respect it affords to cultures, religions, traditions, ethnic diversity and the communities in which it operates, and strives to preserve their biological, environmental, social, cultural and economic identities.

Human rights
Worldwide Saipem is committed to support and respect the principles contained in the UN Universal Declaration of Human Rights.

Cooperation
Saipem is committed to promoting the quality of life and the social and economic development of the communities in which the Group operates.

Health and Safety
Saipem ensures ever increasing health and safety standards for its employees and the communities in all areas of the world where it operates.

Environmental protection
Saipem is committed to protecting the environment and eco-systems involved in its business operations and strives to achieve the sustainability goals set by the international conventions Italy endorses.

Corporate Governance

The Board of Directors of Saipem S.p.A., at their meeting of 9th November 2000, resolved to adopt the "Self Regulatory Code of Listed Companies" (hereafter Code) and has updated its Corporate Governance to include the amendments made to the Code in July 2002.
In compliance with the guidelines and recent recommendations issued by the Italian Stock Exchange, specifically the "annual Corporate Governance Report Guidelines" of 12th February 2003, information on Saipem's Corporate Governance system is provided hereafter.

Saipem's structure

Saipem's structure is based on the traditional model where the Board of Directors is solely responsible for the company's management, the Board of Statutory Auditors carry out supervisory and control duties and the external auditors are responsible for auditing the accounts.
The Board of Directors has vested the Managing Director and the Chairman with the power to represent the company, pursuant to art. 30 of the Company's Articles of Association.

The Board of Directors: responsibilities, powers and composition

The Board of Directors is the central body within Saipem's Corporate Governance system. In addition to the powers granted by art. 2381 of the Italian Civil Code, the Board of Directors is responsible for reviewing the company's long-term strategic plans, approving the most relevant Group industrial and financial operations; it defines, based on indications provided by the relevant Committee, guidelines for the internal control system and ascertains the adequacy and management of main company risks; it reviews and approves the guidelines supporting the company and Group structure ensuring they are adequate for the company's business model; it evaluates the general management and performance of the company, paying particular attention to situations of potential conflict of interests; it is promptly informed by the directors with executive powers regarding: activities within their responsibilities carried out during the year; major operations (having previously set down criteria for their identification); atypical and/or unusual operations or operations with related parties. The Board of Directors approves all motions put forward for approval to the Shareholders' Meetings; vests Board Directors with particular powers; appoints General Managers and grants them powers; approves all operations involving the incorporation of directly owned companies and branches, acquisitions, alienations, winding-up of company holdings, transfer of companies, or branches thereof, the purchase, sale or financial lease of land and buildings in excess of 2,500,000 euros; appoints the members of the Audit Committee and the Compensation Committee; approves Corporate Governance procedures; approves the company's Stock Grant and Stock Options schemes; approves the remuneration of Directors vested with executive powers; approves the preliminary Financial Statements, the budget, the Quarterly and Six-Monthly Reports, preliminary results; approves and enters into agency agreements; approves all donations.

The Board vested the Chairman with all ordinary and extraordinary powers to manage the Company, except for the undelegable powers and those of the Board itself, and granted the Managing Director the powers to manage the company's commercial and operational activities.
The Board of Directors, comprising nine Directors, was appointed by the

Shareholders' Meeting on 15th May 2002 for three years, its mandate expiring at the Shareholders' Meeting called to approve the Financial Statements at 31st December 2004. The appointment of Directors occurs pursuant to art. 21 of Articles of Association, through voting from a list, so as to allow the appointment of minority interest representatives. Lists are filed at the company's registered headquarters at least 20 days prior to the Shareholders' meeting (first summons) and are published in three national newspapers. It is a matter of procedure for the voting lists to enclose a professional résumé for all candidates. Lists can be presented by Shareholders, who individually or with others, hold voting shares representing at least 2% of the share capital. Directors shall meet the honourability requirements prescribed by regulations, in addition to possessing the professional expertise and experience to carry out their mandate efficiently and effectively. Pursuant to art. 1.3 of the Code, information regarding offices of Directors or Auditors held by members of the Board of listed companies, financial or insurance companies or companies of considerable size is provided below under "Offices held by Board Directors".

The Code recommends that public companies set up a Committee for appointment proposals comprising a majority of non-executive directors, "specifically when the Board of Directors notices that Shareholders are finding it difficult to put forward appointment proposals". This Committee has not been implemented since, as previously stated, it is customary for lists to enclose a professional résumé for all candidates.

The Board comprises the Chairman, Pietro Franco Tali, the Managing Director, Hugh James O'Donnell, and the Directors Franco Bruni, Francesco Gatti, Roberto Jaquinto, Jacques Yves Léost, Marco Mangiagalli, Marco Reboa and Ian Wybrew-Bond.

On 16th December 2003, the Board of Directors, pursuant to the provisions of the Code, identified as independent four non-executive Directors (Franco Bruni, Francesco Gatti, Marco Reboa and Ian Wybrew-Bond), based on information provided by the interested parties. They are considered independent as they do not enjoy economic relations with the company, its controlled companies, its parent company Eni or Eni's controlled companies of relevant proportion to influence their autonomy of judgement, they are not close relations of executive Directors, nor are they employed by the company, its controlled companies, its parent company Eni or Eni's controlled companies. Franco Bruni, Francesco Gatti and Marco Reboa feature on the list presented by institutional investors coordinated by ARCA SGR S.p.A.

The company's Articles of Association do not specify how often the Board should meet, although art. 23bis states it has to occur at least quarterly as follows: "the Board of Directors itself, or through Directors vested with relevant powers, shall report to the Board of Statutory Auditors regularly and at least quarterly on company activities and important economic and financial transactions involving the company or its controlled companies. In particular it reports those transactions in potential conflict of interests. These reports are made at Board Meetings and at least once every three months".

In 2003, the Board of Directors met on 9 occasions; three meetings have been scheduled to take place in the first half of 2004. The general public is informed of dates of Board Meetings when periodical statements and reports, required by current legislation, are to be approved.

The Board of Directors sets down the formalities pertaining to the calling of Board Meetings; in particular, meetings are convened by the Chairman, who also prepares the agenda for the meeting, through notice sent by mail, fax or e-mail at least eight days prior to the date of the meeting; in exceptional circumstances, notice is sent at least 24 hours prior to the time of the meeting. The Articles of Association allow for meetings to be held via video-conference link. Directors and Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at the meeting.

In 2003, 86% of Board Directors and 81% of independent Directors on average attended Board Meetings.

Director's remuneration is approved by the Shareholders' Meeting; the remuneration of the Chairman and the Managing Director is set by the Board of Directors at the

proposal of the Compensation Committee, having previously conferred with the Statutory Auditors. Pursuant to Consob regulations, the Directors' Report in the Financial Statements, i.e. the Notes to the Financial Statements, contain the following: (i) amounts paid to the Directors, Statutory Auditors and General Managers; (ii) number of stock grants and stock options allocated to the Chairman and the Managing Director as well as the General Managers; (iii) number of shares held by the Directors, Statutory Auditors and General Managers of Saipem and its controlled companies.
The Shareholders' Meeting of 15th May 2002 set at 20,000 euros the remuneration for each Director for every year of office. Directors are also entitled to 1,000 euro for attending each meeting of Statutory Boards, in addition to reimbursement of expenses incurred. The Directors do not receive additional compensation for serving on the committees.
Based on the powers the Chairman and the Managing Director are vested with, the Board of Directors has set their remuneration, comprising a fixed and a variable component.
The variable part of the Chairman's and the Managing Director's remuneration, as well as that of the top management, is linked to the achievement of specific economic/operational objectives (profitability, efficiency, strategic projects) and share objectives (share price). The variable part, in addition to a pecuniary incentive, comprises a free Saipem stock grant redeemable after three years from date of allocation.

Offices held by Board Directors

Based on the information received, we list hereunder additional directorships or auditor posts held by Saipem's Board Directors in other listed companies, either in Italy or abroad, in financial companies, banks, insurance companies or companies of relevance (art. 1.3 of the Code).

Franco Bruni
Board Director of UniCredito Banca Mobiliare S.p.A., Tradinglab Banca S.p.A. and Pioneer Global Asset Management S.p.A.
Vice-President of S+R Investimenti e Gestioni (S.G.R.) S. p. A.

Roberto Jaquinto
Board Director of Syndial S.p.A., Enifin S.p.A., Snam Rete Gas S.p.A., Snamprogetti S.p.A., Sofid S.p.A. and Stoccaggi Gas Italia S.p.A.

Marco Mangiagalli
Chairman of the Board of Directors of Enifin S.p.A. and Eni Coordination Center s.a.
Board Director or Snamprogetti S.p.A., Oil Investment Corp. Ltd, Energy Asset Management Ltd, Eni International Bank Ltd, Eni International Holding BV, Sofid S.p.A., Albacom S.p.A., Stoccaggi Gas Italia S.p.A., Snam Rete Gas S.p.A., Emittenti Titoli S.p.A. and Polimeri Europa S.p.A.

Marco Reboa
Board Director of Seat Pagine Gialle S. p. A., Interpump Group S.p.A., IMMSI S.p.A., Schema 28 S.p.A., Intesa Real Estate S.r.l. and Intesa 2 Sec- S.r.l.
Chairman of the Board of Statutory Auditors of G.E. Capital Equipment Investment S.r.l.
Statutory Auditor of Autogrill S.p.A. and Galbani S.p.A.

Board Committees

In order to carry out its responsibilities more efficiently, the Board has set up two

...mittees: the Audit Committee, comprised exclusively of non-executive ...endent Board members, and the Compensation Committee.
...former comprises Franco Bruni, Francesco Gatti and Marco Reboa; the latter ...berto Jaquinto, Marco Mangiagalli and Marco Reboa.

Audit Committee

The Audit Committee, in compliance with the Board resolution of 9th November 2000, fulfils a consultative and propositive role regarding the general management of the company. In compliance with the amendments made to the Code in July 2002, the Committee approved the "Audit Committee Regulations" on 25th February 2003. In accordance with the Regulations, the Chairman of the Board of Auditors, or an Auditor appointed by the Chairman takes part in the Committee's activities; meetings can be attended by Saipem's Chairman. The Internal Audit Manager (being the person in charge of the Internal Control System, as per art. 9.4 of the Code, appointed at the aforementioned Board meeting) assists the Audit Committee and carries out duties assigned as part of his/her role. The Internal Audit department, reporting to the Chairman, is responsible for the following: (i) assessing the conformity of accounting and non-accounting criteria and principles, the efficiency of administrative procedures and control systems; (ii) ensuring the implementation and updating of the risk assessment, mapping and classification systems for auditing purposes.

The Audit Committee's responsibilities are: (i) assisting the Board of Directors in the following areas: (a) setting guidelines for the internal control system; (b) periodically checking that it is adequate and operates effectively; (c) ensuring that major risks facing the company are suitably identified and properly managed; (ii) evaluates together with the Administrative Director and the external Auditors, the adequacy of accounting principles adopted and their consistency throughout the Financial Statements; (iii) assesses together with the external Auditors: (a) accounting principles considered 'critical' for the correct financial and economic representation of Saipem's position; (b) alternative accounting standards provided for by the accounting principles and reviewed with the management, the consequences of the application of said alternative standards and related information in addition to the methods considered preferential by the external auditors; (c) contents of every relevant written exchange between the external auditors and the company's management; (d) issues relating to statutory and consolidated financial statements of major Group Companies; (iv) evaluates the work programme prepared by the Internal Audit Manager and receives from the latter reports, al least quarterly, on opinions issued by the auditors; (v) evaluates issues raised through Internal Audit reports, communications from the Board of Auditors or individual Auditors, reports and the management letter issued by the external Auditors, the annual report issued by the Guarantor of the Internal Code of Practice and inquiries by third parties; (vi) assesses offers received from external auditing firms for the award of the auditing contract, the work programmes put forward and works carried out by the said auditing firms, also in terms of their independence; (vii) verifies independence of the external Auditors; (viii) evaluates requests advanced by departmental managers to utilise the auditing firm appointed to audit the financial statements for non-audit service and presents proposals to the Board of Directors.
The Audit Committee convened seven times during 2003 and twice in the period from 1st January to 22nd March 2004. It examined the reports issued by the Internal Auditors; met with the Director of the company Administrative Department, the Chairman of the Board of Statutory Auditors, the partners of the External Auditing firm to examine the main issues pertaining to the 2002 and 2003 Financial Statements; it monitored the development of the operating model of the Internal Auditing Department; examined and monitored company activities relating to Law Decree 231/01 particularly the completion of the gap analysis, the extension to the provisions of laws 61/2002 and 7/2003 and the design and implementation of the

The Shareholders' Meeting of 15th May 2002 set at 30,000 euros the annual remuneration of the Chairman of Statutory Auditors and at 20,000 euros that of the Auditors. They are also entitled to 1,000 euro for attending each meeting of Statutory bodies, in addition to reimbursement of expenses incurred.
In compliance with the law, Audit of accounts is entrusted to an external auditing company registered in the Roll of Auditors, appointed by the Shareholders' meeting. The current auditing company is Reconta Ernst & Young S.p.A., appointed by the Shareholders' meeting of 4th May 2001, whose mandate expires with the approval of the 2003 Financial Statements.
Pursuant to art. 31 bis of Articles of Association, candidates already holding the office of statutory auditors at five listed companies may not be appointed as auditors.

Saipem's Shareholders

At 31st December 2003, the share capital of Saipem S.p.A. amounted to 440,713,700 euros; it is fully paid up and comprises no. 440,499,432 ordinary shares of the nominal value of 1 euro each and no. 214,268 savings shares of the nominal value of 1 euro each. Shares cannot be divided and each share bears the right to one vote. Saipem's shareholders enjoy, and are limited by, all relevant rights afforded by law. Savings shares are convertible at par with ordinary shares; they enjoy a higher dividend than ordinary shares equal to 3% or the share nominal value. The Savings Shareholders' meeting appointed Mr. Gianluca Officio as their collective representative.
Based on information available and received and pursuant to Consob resolution 11971/99, at 31st December 2003 the Shareholders owning a Saipem S.p.A. holding in excess of 2% are:

Shareholders	Number of shares	% of capital
Eni S.p.A.	189,206,919	42.93

Based on information received from the banks responsible for dividend payments in 2002, the Shareholders' breakdown by geographical area and size of holding is as follows:

Shareholders breakdown by geographical area based on 2002 dividend payments

Shareholders	No. of Shareholders	No. of shares	% of capital
Italy	20,005	274,112,167	62.23
Other EU countries	363	88,289,315	20.04
Americas	221	34,572,730	7.85
UK & Ireland	152	33,954,380	7.71
Other European countries	83	5,547,476	1.26
Rest of the world	66	2,920,854	0.66
Other	112	1,102,510	0.25
Total	**21,002**	**440,499,432**	**100.00**

Organisational, Managerial and Control Model; it reviewed and approved the Code of Practice regulated Operations with Related Parties, whose text was subsequently approved by the Board of Directors; it approved the fee increase requested by the external auditing company for the audit of Saipem S.p.A.'s 2002-2003 financial statements, following the acquisition of Bouygues Offshore s.a. and its controlled companies; evaluated and approved the offer related to the implantation of the IFRS international accounting standards; it reviewed the offers received from external accounting firms relating to the award of the three-year audit contract based on the criteria of independence, professional expertise and cost.

Compensation Committee

The Compensation Committee is responsible for proposing to the Board of Directors incentive schemes for the company's top management, the annual remuneration of the Chairman and the Managing Director and reviewing the remuneration policy of the Group top management.
In 2003, the Compensation Committee convened on four occasions and carried out the following: it reviewed the 2003 Group performance and incentive schemes as well as results of the 2002 schemes, in view of the stock grant allocation to Group senior managers; it proposed the remuneration of the Chairman and the Managing Director; it proposed the 2003 stock grant and stock option allocations to managers holding positions directly responsible for Group results or of strategic interest to the Group, who have achieved their pre-set targets.

The Board of Statutory Auditors

The Board of Statutory Auditors, pursuant to art. 149 of Law Decree 58/1998, monitors: compliance to the Law and the Articles of Association; that management principles are correctly adhered to; the adequacy of the company organisational structure, the internal control system and the administrative/accounting system, and the reliability of the latter to clearly reflect the company position.
The Board comprises three Statutory Auditors and two alternate Auditors, appointed by the Shareholders on 15th May 2002. The term of office for Statutory Auditors is three years and will expire at the Shareholders' Meeting called to approve the Financial Statements at 31st December 2004. The appointment of Statutory Auditors occurs pursuant to art. 31 of Articles of Association, through voting from a list, so as to allow the appointment of minority interest representatives. The Auditors operate autonomously and independently from the shareholders who appointed them (art. 14.1 of the Code). It is a procedure for the voting lists to enclose a professional résumé for all candidates. Lists are filed at the company's registered headquarters at least 20 days prior to the Shareholders' meeting (first summons) and are published in three national newspapers
The Board of Auditors comprises the Chairman, Gaetano Troina, the Statutory Auditors Paolo Andrea Colombo and Fabio Venegoni and the alternate auditors Bruno Maier and Lorenzo Caprio
Art. 31 of Articles of Association states that at least two statutory auditors and one alternate auditor be members of the Register of the Certified Auditors and have performed statutory account audits for over three years and that auditors not in possession of the aforementioned requisites be chosen according to the professionalism requirement of Decree 162/2000; in compliance with the Decree, the Articles of Association provide that the following fields are pertinent to the company's activities: commercial law, business administration and management, the engineering and geology sectors. All Saipem's Statutory Auditors are members of the Register of Certified Auditors.
Statutory Auditors are provided in advance with documents pertaining to items to be discussed and/or resolved on at Board meetings.

Shareholders breakdown by size of holding based on 2002 dividend payments

Shareholders	No. of Shareholders	No. of shares	% of capital
> 10%	1	189,206,919	42.93
1% - 2%	7	41,148,237	9.34
0.5% - 1%	14	43,261,616	9.82
0.3% - 0.5%	17	29,026,276	6.59
0.1% - 0.3%	71	58,345,426	13.24
≤0.1%	20,892	79,510,958	18.08
Total	**21,002**	**440,499,432**	**100.00**

Shareholders' meetings

The Shareholders' meeting represents the institutional meeting point of the company's management and its shareholders. At the meetings, Shareholders may ask questions on items on the agenda or on the company's management at large. The information provided shall comply with the provisions applicable to price sensitive data.
The ordinary Shareholders' meeting is regulated by art. 2364 of the Italian Civil Code the extraordinary Shareholders' meeting by art. 2365.
Notices of Shareholders' meeting are published in various national Italian newspapers, in order to promote Shareholders attendance. The Shareholders' meeting of 30th January 2001 approved the Shareholders' meetings regulations (available on Saipem's website) to ensure smooth and effective meetings proceedings and, specifically, to safeguard every shareholders' right to intervene on items under discussion.

Operations with Related Parties

Saipem, with regard to Art. 11 of the Self-Regulatory Code, drafted a procedure named "Code of Practice Regulating Operations with Related Parties", which was approved by the Board of Directors on 7th July 2003. This procedure identifies the related parties and details all operations carried out amongst them; it lists criteria of application, operations that require prior consent by the Board of Directors and those that are to be notified to the Board of Statutory Auditors as well as the Board of Directors.

Investor relations and data protection

Saipem has adopted a policy of information supporting a constant dialogue with the institutional investors, the shareholders and the market in order to guarantee the timely disclosure of comprehensive information on company activities, and is limited only by the confidentiality requirements afforded to certain information. Information to investors, the market and the press takes place through press releases, periodical meetings with institutional investors, the financial community and the press, in addition to the comprehensive information made available and constantly updated on the company website.
Relations with investors and financial analysts are held by the Head of the Investor Relations Department. Information of interest to them is made available on Saipem's website or can be requested via email at: investor.relations@saipem.eni.it.
Relations with Shareholders are held by the Head of the Secretary's Office. Information of interest to Shareholders is made available on Saipem's website or can

requested via email at: segreteriasocietaria@saipem.eni.it.

Information pertaining to the periodical financial reports, relevant operations and newly-issued corporate governance procedures, are communicated immediately to the public also through publication on the website, where all press releases and shareholders' notices are also available.

Saipem's commitment to provide investors and markets with financial information that is true, comprehensive, transparent, timely and non-selective is stated in the Code of Practice, which identifies the values it applies in its business operations and the relations with third parties: namely, disclosure of complete and clear information, the formal and essential legitimacy of practices by its employees at all levels, clarity and veridicity of its accounting practices in compliance with current legislation and internal procedures.

On 12th December 2002, the Board of Directors approved the "Procedure regulating Market notification of documents and information pertaining to activities of the company and its controlled companies". This procedure implements guidelines contained in the "Guide on Information to the Market" issued by "Forum ref" in June 2002, and defines the requirements to be applied to the disclosure of price-sensitive information (materiality, clarity, homogeneity, symmetry, consistency and timeliness) and regulates the flow of information from Group Companies necessary to provide the market and the Board with timely price sensitive information.

The Code of Practice also defines the duty of confidentiality that employees have to adhere to.

Law Decree 231/2001

On 22nd March 2004, the Board of Directors approved the Organisational, managerial and control model, pursuant to Law 231/2001. The Model comprises a comprehensive set of procedures and control processes aimed at preventing the offences detailed in the aforementioned Law Decree, as well as Law Decrees 61/2002 and 7/2003.

Internal dealing

The Internal Dealing Code, approved by the Board of Directors on 12th December 2002 and effective from 1st January 2003, contains the mandatory notifications of the company and restrictions concerning operations involving financial instruments issued by the company carried out, on their own behalf, by relevant persons. Relevant persons are Board Directors and Statutory Auditors of Saipem S.p.A. and Directors of Saipem s.a.; persons reporting directly to the Chairman and the Managing Director of Saipem S.p.A. and Saipem s.a.; managers reporting directly to those persons.

The Internal Dealing Code sets at 35,000 euros the value of operations carried out in any three month period, which if exceeded, must be notified to the market by relevant persons (the Regulations set the threshold at 50,000 euros) and at 175,000 euros the value of operations carried out in any three month period, which if exceeded, must be immediately notified. (the Regulations set the threshold at 250,000 euros).

The Internal Dealing Code considers amongst operations to ascertain the threshold value, the exercise of stock options or the sale/transfer of shares allocated as part of stock option or stock grant schemes.

The Internal Dealing Code prevents relevant persons from carrying out any operation involving financial instruments issued by the company 15 working days prior to Saipem S.p.A.'s Board of Directors meetings during which Statutory Financial Statements or provisional statements are due to be examined; and also, if not notified at a Board of Directors' meeting, 15 days prior to the date on which the dividend proposal is put to the Shareholders' meeting. The trading ban is not applicable to the exercise of stock-option or stock grant allocated as part of stock-option and/or stock grant schemes, although the sale of shares in the periods indicated is prohibited.

Buy-back of treasury shares

The Shareholders' Meeting of 2nd May 2003 authorised the Board of Directors to buy back up to 4,100,000 treasury shares on the market, for a total amount not exceeding 35,000,000 euros, to be allocated as follows:
- 3,500,000 to the 2002-2003 stock-option schemes;
- 600,000 to the 2002 stock grant scheme.

From 2nd May to 31st December 2003, the number of treasury shares purchased amounted to 2,125,000.
On 17th October 2003, 2,104,544 stock-options were allocated as part of the stock-option scheme approved in 2002; following their exercise, no. 23,643 treasury shares were transferred to stock-option assignees.
On 1st December 2003, no. 2,600 treasury shares were transferred to assignees of the 2003 stock grant scheme.
As of 31st December 2003, treasury shares held by the company amounted to 2,098,757 purchased at the overall price of 12,714,736 euros (equal to 6,058 euro per share).
As of 22nd March 2004, the company holds no. 2,497,257 treasury shares.

Incentive schemes

Stock grants
On 7th July 2003, the Board of Directors of Saipem S.p.A. approved the allocation of a maximum of 573,300 shares to the 2002 stock grant scheme. Said stock, to be bought back on the market as per Ordinary Shareholders' Meeting resolution of 2nd May 2003, shall be granted free of charge to executive managers who, in 2002, achieved the objectives set by the company, within 45 days after three years from the date of allocation.
Stock-options
In order to implement the 2003 stock-option scheme, on 30th July 2003, the Board of Directors of Saipem S.p.A. approved the allocation of no. 1,283,500 stock options at the price of 6.821 euro per share (i.e. the shares official price average recorded by the Telematic Stock Market over the month preceding allocation). Stock will be allocated to Saipem Group Executive Managers directly responsible for Group results or holding strategic positions.
Options can be exercised after three years from the date of allocation and no later than 30th September 2011 for assignees resident in Italy; assignees resident in France, in compliance with local regulations, will be able to exercise the stock after four years from date of allocation and no later than 30th September 2010.
Shares for allocation to the stock-option and stock grant schemes will be bought back on the open market, as per Ordinary Shareholders' Meeting resolution of 2nd May 2003.

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Significant events subsequent to year-end

New contracts

In the first two months of 2004, additional orders were awarded to the Saipem Group amounting to approximately 300 million euros, of which the majority is in the Onshore Construction sector (191 million euros), in the Offshore Construction sector (64 million euros) and in the Offshore Drilling sector (31 million euros).
The most important contracts awarded to the Saipem Group are:

Offshore Construction

- on behalf of Shell UK Exploration and Production, the Brent Decommissioning project in the British sector of the North Sea, comprising the removal and subsequent transfer of offshore facilities (flare and anchor) to Aker Stord;
- on behalf of Statoil, the Ormen Lange Transport project in Norway, comprising the trenching of a subsea pipeline from the British sector of the North Sea to Bacton in Norway.

Offshore Drilling

- on behalf of Addax, the eighteen-month lease, with the option for additional six months, of the semi-submersible platform Scarabeo 3 in Nigeria;
- on behalf of Total, the four-month extension of the lease for the 5820 installation in Libya.

Onshore Construction

- on behalf of NAOC, the EPC project 'GTS - 4' in Nigeria, comprising engineering, procurement and construction of a pipeline that will link Rumuji (30 km north-east of Port Harcourt) to the N-LNG terminal on the island of Bonny;
- on behalf of Total, the EPC project 'OSBL Refinery' in France, comprising engineering, procurement, construction and commissioning of auxiliary systems associated to the new Hydrocracking plant for a refinery in Normandy, France.

Onshore Drilling

- on behalf of Agiba, the eighteen-month lease of the G125 installation in Egypt;
- on behalf of Repsol, the five-month lease of the 5893 installation in Algeria;
- on behalf of PDVSA, the three-month lease, plus the option for an additional five months, of the Cabot 1500 installation in Venezuela;
- on behalf of Sonatrach, the two-month lease, plus the option for an additional two months, of the 5894 installation in Algeria.

Operations with related parties

Main operations involving related parties are detailed hereafter, pursuant to the National Commission of Italian Companies and the Stock Exchange ("Commissione Nazionale per le Società e la Borsa") communications no. 97001574 of 20/02/1997 and 98015375 of 27/02/1998.
Saipem S.p.A. is a subsidiary of Eni S.p.A. Operations with related parties entertained

by Saipem S.p.A. and/or companies within the consolidation area involve essentially the supply of services, trading of goods, obtainment and use of financial instruments with other Eni S.p.A. subsidiaries or associated companies. These operations are an integral part of the ordinary day-to-day business and are carried out at market conditions, i.e. at prices which would be applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved. The table below shows the value of the transactions of a commercial, financial or other nature entertained with related parties. The analysis by company is based on the principle of relevance in relation to the amount of individual transactions. Operations not itemised because deemed immaterial are to be found under the following headings
Eni subsidiary companies;
Eni associated companies;
other related parties.

Commercial and other transactions

(million €)

Company name	31st Dec. 2003 Receivables	31st Dec. 2003 Payables	2003 Costs		2003 Revenues	
			Goods	Services	Services	Other
Eni Exploration & Production	44	2	-	1	120	-
Eni Congo S.A.	4	-	-	-	13	-
Snamprogetti S.p.A.	1	2	-	3	-	-
Snamprogetti Ltd.	1	-	-	-	2	-
Eni Refining & Marketing	1	3	7	-	1	-
Snamprogetti Saudi Arabia Ltd.	3	1	-	-	7	-
Eni Gabon S.A.	-	-	-	-	3	-
Eni Energy B.V.	1	-	-	-	20	-
Eni Pakistan Ltd.	1	-	-	-	1	-
Eni Corporate University S.p.A.	-	1	-	2	-	-
Greenstream Saipem S.p.A.	7	-	-	-	33	-
Eni Oil do Brasil S.A.	-	-	-	-	17	-
Agip Fuel Saipem S.p.A.	-	1	5	-	-	-
Eni Iran B.V.	9	-	-	-	24	-
Agip Caspian Sea B.V.	-	-	-	-	5	-
Agip Energy & Natural Res. (Nigeria)	41	-	-	-	76	-
GreenStream B.V.	69	-	-	-	203	-
Ieoc Production B.V.	-	-	-	-	2	-
Eni Dacion B.V.	3	-	-	-	11	-
Enidata S.p.A.	-	3	-	7	-	-
Grantour	-	7	-	-	-	-
Sieco	-	4	-	9	-	-
Servizi Aerei	-	-	-	1	-	-
Serleasing	-	-	-	1	-	-
Tecnomare S.p.A.	-	1	-	1	-	-
N.A.E. Ltd.	20	-	-	-	44	-
Naoc – Nigerian Agip Oil Co. Ltd.	38	17	-	-	85	-
Padana Assicurazioni S.p.A.	39	11	-	47	-	-
Eni associated companies	25	-	-	-	219	-
Total	**307**	**53**	**12**	**72**	**886**	-

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Saipem S.p.A. and the other companies included in the consolidation area provide services to Eni Group companies mainly in the Offshore & Onshore Construction sectors, in the Offshore & Onshore Drilling sectors both in Italy and abroad and in the M.M.O. sector in Italy. In 2003, operating revenues from Eni associated companies amounted to 219 million euros as follows: Blue Stream Pipeline Company B.V. (42 million euros) and Karachaganak Petroleum Operating B.V. (177 million euros).

Financial operations (million €)

Company name	31st Dec. 2003			2003	
	Receivables	Payables	Commitments	Charges	Income
Enifin S.p.A.	-	620	1,626	22	7
Eni International Bank Ltd.	-	45	51	1	-
Sofid S.p.A.	-	1	-	-	-
Serleasing S.p.A.	-	35	-	1	-
Eni Coordination Center	5	354	-	11	-
Total	5	1,055	1,677	35	7

Enifin S.p.A., a wholly owned subsidiary of Eni S.p.A., provides financial services to Eni Group companies. A specific agreement between Saipem and Enifin provides that the latter supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.

Management expectations

The markets in which Saipem operates appear on balance to be good; the weakness in the Drilling sectors, which are showing some signs of recovery, and a temporary contraction of the Onshore Construction sector are offset by rapid growth in the re-gasification terminal sector and further expansion in the Offshore Construction sector, both in terms of pipelaying and large EPIC contracts in frontier areas.
Thanks to the credibility and competitiveness Saipem has attained, the management expects the company to benefit from a positive market and, at an equivalent exchange rate, to exceed in 2004 the record volumes of 2003, and to achieve a level of contract acquisitions that would further boost the backlog.
The phenomenon that adversely affects Saipem's profitability is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.
The impact of the Euro appreciation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be realised during the current year, along with contracts to be acquired in 2004, is expected to lead to an approximate average invoice exchange rate of 1.15.
Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating revenues estimated at 50 million euros.

Conversely:
- volumes (at steady exchange rates) are expected to grow on account of the substantial order backlog at the end of 2003 and the good overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation;
- in 2004, further cost savings in the region of 20 million euros are expected from the integration with Bouygues Offshore.

Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and underpin expectations for 2004 of attaining results in line with, or close to, the record level achieved in 2003.

Capital expenditure for 2004 is estimated at approximately 200 million euros, categorised as follows: maintenance and upgrade of vessels and equipment (120 million euros), project-specific investments (50 million euros), the development or upgrade of yards in Kazakhstan, Nigeria and Angola (30 million euros). Depreciation and amortisation, inclusive of goodwill amortisation resulting from Bouygues Offshore's acquisition (42 million euros), are expected to be approximately 260 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables, outside the company|y's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, armed conflicts or political instability in the Persian Gulf and/or other regions, the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

82.4776

reclassified balance sheet and income statement

Reclassified balance sheet

(million €)

	31-12-2002		31-12-2003	
Net tangible fixed assets	1,708		1,694	
Net intangible fixed assets	906		851	
Tangible and intangible assets, net		2,614		2,545
• Offshore Costruction	1,202		1,127	
• Offshore Drilling	621		656	
• Leased FPSO	46		89	
• Onshore Costruction	265		244	
• Onshore Drilling	129		95	
• L.N.G.	212		193	
• M.M.O.	90		85	
• Other	49		56	
Financial investments		24		26
Non-current assets (a)		**2,638**		**2,571**
Inventories	177		307	
Other current assets	1,437		1,529	
Current liabilities	(1,547)		(1,915)	
Provisions for contingencies and other charges	(132)		(117)	
Net current assets (b)		**(65)**		**(196)**
Employees' termination benefits (c)		**(26)**		**(31)**
Capital employed (d=a+b+c)		**2,547**		**2,344**
Group shareholders' equity (e)		**1,275**		**1,368**
Minority interest in net equity (f)		**24**		**23**
Net financial debt – medium and long term	406		578	
Net financial debt – short term	842		375	
Net debt (g)		**1,248**		**953**
Cover (h = e+f+g)		**2,547**		**2,344**

Reclassified income statement (by nature of costs)

(million €)

	2002 (*)	2003
Operating revenues	3,149	4,231
Other income and revenues	16	11
Purchases, services and other costs	(1,987)	(2,977)
Payroll and related costs	(621)	(704)
Gross operating income	557	561
Amortisation, depreciation and write-downs	(255)	(258)
Operating income	302	303
Financial expenses, net	(48)	(53)
Income from investments, net	5	16
Income before extraordinary items and taxes	259	266
Extraordinary expenses	(3)	(3)
Income before income taxes	256	263
Income taxes	(62)	(67)
Income before minority interest	194	196
Minority interest	(3)	-
Group net income	191	196

(*) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

Reclassified income statement (by destination of costs)

(million €)

	2002 (*)	2003
Operating revenues	3,149	4,231
Production costs	(2,637)	(3,658)
Idle costs	(48)	(78)
Selling expenses	(56)	(66)
Research and development expenses	(6)	(9)
Other operating income (expenses), net	2	(2)
Contribution from operations	404	418
General and administrative expenses	(102)	(115)
Operating income	302	303
Financial expenses, net	(48)	(53)
Income from investments, net	5	16
Income before extraordinary items and taxes	259	266
Extraordinary expenses, net	(3)	(3)
Income before income taxes	256	263
Income taxes	(62)	(67)
Income before minority interest	194	196
Minority interest	(3)	-
Group net income	191	196

(*) Includes Saipem s.a. (formerly Bouygues Offshore) figures from the third quarter

82.4776


Eni
GROUP
Saipem

Consolidated Financial Statements at 31st December 2003

balance sheet

82.4776

(million €)		31.12.2002		31.12.2003
ASSETS				
Share capital to be received:		-		-
Non-current assets:				
- Intangible assets:				
Research & development costs		1		6
Industrial patents and similar rights		17		12
Goodwill		49		36
Differences on consolidation		834		792
Assets under development and payments on account		4		4
Others		1		1
Total		**906**		**851**
- Tangible assets:				
Land and buildings		60		63
Plant and machinery		1,473		1,534
Industrial and commercial equipment		62		40
Other assets		28		27
Assets under construction and payments on account		85		30
Total		**1,708**		**1,694**
- Financial fixed assets:				
Investments in:				
Subsidiary companies	10		2	
Associated companies	12		22	
Other companies	2		2	
Total		**24**		**26**
Total non-current assets		**2,638**		**2,571**

(million €)		31.12.2002		31.12.2003
Current assets:				
- Inventories:				
Raw materials and consumables		127		133
Contract work in progress		50		174
Total		**177**		**307**
- Accounts receivables:				
Trade receivables:		892		1,020
- due within one year	859		997	
- due after one year	33		23	
Subsidiary companies:		4		3
- due within one year	4		3	
Associated companies:		7		7
- due within one year	7		7	
Parent companies:		25		45
- due within one year	25		45	
Others:		393		300
- due within one year	388		286	
- due after one year	5		14	
Total		**1,321**		**1,375**
- Marketable securities:				
Treasury shares		-		13
Total		**-**		**13**
- Cash:				
Cash deposits with banks, postal and Eni Group finance companies		247		546
Cash in hand and cash equivalents		3		3
Total		**250**		**549**
Total current assets		**1,748**		**2,244**
Prepayments and accrued income		**129**		**150**
Total assets		**4,515**		**4,965**

82.4776

(million €)		31.12.2002		31.12.2003
LIABILITIES				
Shareholders' equity:				
- Share capital		441		441
- Share premium reserve		62		62
- Revaluation reserve pursuant to Law no. 413 of 30.12.1991		2		2
- Legal reserve		48		52
- Riserve for treasury shares held		–		13
- Riserve for buy-back of treasury shares		–		22
- Reserve for exchange rate differences		35		(5)
- Retained earnings		496		585
- Net income		191		196
Total Group Shareholders' equity		**1,275**		**1,368**
Minority interest in net equity		**24**		**23**
Total		**1,299**		**1,391**
Provisions for contingencies:				
Severance pay and similar provisions		31		32
Income taxes		33		25
Other		68		60
Total		**132**		**117**
Employee termination benefits		**26**		**31**
Accounts payables:				
Due to banks:		426		411
- due within one year	119		109	
- due after one year	307		302	
Due to other financial institutions:		1,085		1,100
- due within one year	986		824	
- due after one year	99		276	
Advances		136		138
Due to suppliers:		724		877
- due within one year	718		874	
- due after one year	6		3	
Due to associated companies:		1		1
- due within one year	1		1	
Due to parent companies:		–		4
- due within one year	–		4	
Due to tax authority:		104		43
- due within one year	104		43	
Social security charges:		32		29
- due within one year	32		29	
Other payables:		146		160
- due within one year	146		160	
Total		**2,654**		**2,763**
Accrued expenses and deferred income		**404**		**663**
Total liabilities		**4,515**		**4,965**

82.4776

(million €)	31.12.2002		31.12.2003	
GUARANTEES AND OTHER MEMORANDUM AND CONTINGENCY ACCOUNTS				
Guarantees given on behalf of:		1,351		977
. subsidiary companies	1,293		962	
. associated companies	45		9	
. others	13		6	
Guarantees given by third parties on behalf of parent company		660		570
Collateral given on behalf of:				
. subsidiary companies		2		1
Other memorandum and contingency accounts:				
. Hedging contracts against foreign currency risks		1,432		1,994
Total		**3,445**		**3,542**

income statement

82.4776

(million €)	2002		2003	
Revenues:				
Turnover		3,167		4,105
Variations to contract work in progress		(18)		126
Increase in internal work capitalised under fixed assets		24		8
Other revenues and income:		58		19
- Other	58		19	
Total		**3,231**		**4,258**
Operating costs:				
Raw materials, consumables and supplies		695		759
Services		1,067		1,949
Use of third party assets		211		208
Payroll and related costs:		625		706
Wages and salaries	486		553	
Social security contributions	86		120	
Employee termination benefits	5		6	
Pensions and similar costs	5		9	
Other costs	43		18	
Amortisation, depreciation and write-downs:		259		267
Amortisation of intangible assets	51		70	
Depreciation of tangible assets	204		188	
Write-downs of receivables included in current assets	4		9	
Variations in raw materials, supplies and consumables		(7)		(12)
Provision for contingencies		19		3
Other provisions		17		34
Other operating costs		43		41
Total		**2,929**		**3,955**
Difference between revenues and operating costs		**302**		**303**
Financial income and expenses:				
Income from investments:		–		2
- others	–		2	
Other financial income:				
Other income:		163		127
- associated companies	–		127	
- others	163			
Interest and other financial expenses:		211		180
- others	211		180	
Total		**(48)**		**(51)**

(million €)		2002		2003
Adjustments to financial income and expenses:				
Revaluation of investments:		5		15
- valued with the equity method	5		14	
- other investments	–		1	
Write-down of investments:		–		1
Total adjustments		5		14
Extraordinary income and expenses				
Income:		1		2
- other income	1		2	
Expenses:		4		5
- other expenses	4		5	
Total extraordinary income and expenses		(3)		(3)
Income before income taxes		256		263
Income taxes		62		67
Net income		194		196
Minority interest		(3)		–
Group net income		191		196

Introduction to International Financial Reporting Standards

After the European Parliament and Council (EC) Regulation no. 1606/2002 of 19th July, 2002 came into force, companies with securities listed in UE Capital Markets should prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) starting from the financial year 2005.
Subsequent to applying the ratification procedure set out in Art. 6 of the Regulation, on 13th October, 2003, the Official Journal of the European Union published the accounting principles approved by the European Commission (Regulation 1725 of 29th September, 2003). Taking into account the current significant state of revisions, the Commission has not deemed it appropriate to adopt the following accounting principles:
- IAS 32 "Financial Instruments: Disclosures and Presentation";
- IAS 39 "Financial instruments: Recognition and Measurement";

as well as the following interpretations:
- SIC 5 "Classification of Financial Instruments -Contingent Settlement Provisions";
- SIC 16 "Share capital - Reacquired own equity instruments (Treasury Shares);
- SIC 17 "Equity - Costs of an equity transaction".

For the purposes of Italian regulations on 23rd October, 2003 with the passing of the "2003 Community Act", the Government was authorised to adopt, necessary laws to bring into force the IFRSs within a period of one year: (i) to annual financial statements of listed companies; (ii) to statutory and consolidated financial statements of financial companies; (iii) to consolidated financial statements of insurance companies and to the statutory ones of those operating as listed insurance companies that do not prepare consolidated financial statements. For the other companies, it was stipulated, in any case, that they should have the option to make use of the IFRSs. The Government is further authorised to prepare any change in tax regulations in order to harmonise them with the innovations arising from the implementation of the IFRSs.
Taking into account the significance of the innovations arising from the adoption of the new regulations, the Company has begun a structural analysis of the current IFRSs, also including in the analysis the proposed revisions to those principles still in the process of being amended.
The most significant changes to the generally accepted Accounting Principle in Italy refer to the informative function assigned to the financial statements by the IFRS that identify in investors the category of users that merits a greater consideration. For this reason, although maintaining the principle of the historical cost, for the valuation of significant items in the financial statements (i.e. tangible and intangible fixed assets), the new criteria resort almost systematically to measurement at "fair value".
The main differences between the current regulations and the international accounting principles that have a particular impact on the Saipem Group are summarised below.

1 - Taxes

Deferred tax assets and liabilities are recognized for all taxable temporary differences, including those related to the equity reserves; recognition shall not be permitted when the temporary difference arises from: (i) goodwill for which amortisation is not deductible for tax purposes; (ii) initial recognition of an asset or liability in a transaction when the carrying amount is different from its tax base; (iii) all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint ventures when the parent is able to control the dividend policy and therefore the timing of the reversal of temporary differences associated with that investment and when temporary differences will not reverse in the foreseeable future.
Deferred tax asset are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.
The current accounting principles set out that: (i) the recognition of the deferred taxes is not required if it can be shown that their payment is unlikely, and with reference to the equity reserves, taxes are recorded only when the distribution or utilisation is foreseen; (ii) the recognition of the deferred tax assets is subject to reasonable certainty that sufficient future taxable profit will be available for their realisation.

erty, Plant and Equipment

cognition is made for single components of an item of property, plant and equipment when the useful life of such components is different and amortised accordingly. The cost of an item of property, plant and equipment also includes:

(a) the initial estimated cost of decommissioning, dismantling plant and site restorations accrued in a specific fund.
(b) the borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset that would have been avoided if the expenditure on the qualifying assets had not been made. For the capital expenditures financed by specific borrowings, the cost eligible for capitalisation on the asset is determined as the actual borrowing costs incurred; for the capital expenditures financed by general borrowings, the capitalisation rate is defined as a weighted average of the borrowing costs that are outstanding during the period, including, if consistent with the Group's activities, those made by Parent company or subsidiaries to financing the capital expenditures of other Group companies.

3 - Intangible fixed assets

Start-up costs are to be expensed to the profit and loss account when incurred, unlike current Accounting Principles.
The proposed amendment to the current IAS 22 introduces the concept of intangible fixed assets having an indefinite useful life and therefore are not to be amortised. The recoverable amount for an individual asset is verified at least at each financial year-end even if full impairment test is not specifically required.
The same proposal also sets out that the goodwill arising in a business combination (or the consolidation) shall not be amortised; the recoverable amount of goodwill, is verified at least annually once a year, at the level of the smallest identifiable group of assets that generate cash inflows (cash generating unit), by comparing the carrying amount to the related fair value.

4 - Provision for contingencies

The provision for contingencies is recognized exclusively in relation to a present obligation (legal or constructive) as a result of past events, or from events that create valid expectations to the parties involved.
The costs of cyclical maintenance, including the maintenance and servicing of ships, are not subject to a provision because they are not representative of present obligations, but are part of the cost of property, plant and equipment as a separate depreciable asset. They have useful lives that are different from those of the items which they relate.
With regard to the restructuring costs, a provision should be recognized when an enterprise has a detailed formal plan for the restructuring that indicates at least the activities, location, functions and the approximate number of employees who will be compensated for terminating their services; the restructuring plan must be announced to the parties involved by the balance sheet date, and must give rise to valid expectations to other parties involved that the company will carry out the restructuring.
The amount recognised as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date; when the effect of the time value of money is significant, the amount of a provision should be the present value of the expenditures expected to be required to settle the obligation.
In order to reflect the current best estimate, provisions are reviewed periodically and consequently adjusted to reflect changes in timing and discount rates.

5 - Financial instruments

For measurement purposes, financial assets are classified as: (i) held-to-maturity investments; (ii) loans and receivables originated by the enterprise and not held for trading; (iii) financial assets held for trading; or (iv) available for sale financial assets.
The financial assets held-to-maturity, as well as loans and receivables, are measured at amortised cost that takes into account the principal repayments, the cumulative amortisation of any difference between the initial amount and the maturity amount, as well as any reduction for impairment.
The financial assets held for trading are measured at their fair value and the difference between the carrying amount and the fair value is recognized to profit and loss account; those classified as available-for-sale are measured at their fair value with changes in fair value recognized in equity.
Derivative financial instruments are assets and liabilities measured at their fair value.
It is possible to designate a hedging relationship between a hedging instrument and a hedged item (assets, liabilities or commitments) if, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and the company's risk management objective and strategy for undertaking the hedge; the hedge must be effective in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk, consistent with the original documented risk management strategy. The hedged risk is represented by changes in fair value or cash flows. In particular, fair value fluctuations are typical of the transactions with pre-defined cash-flows (i.e. fixed-rate securities) that could, when realised, have a carrying amount different than its fair value; cash-flow

variations are typical of the transactions with cash-flows driven by the market (eg. variable-rate securities). In this case market fluctuations may therefore have a negative impact on the company's performance. In relation to fair value hedges, the hedging instruments and hedged item are measured at their fair value and any gain or loss is recognised immediately to profit and loss account; in relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognized in the profit and loss account; the gains or losses that were recognised in equity are reclassified in the profit and loss account in the same period or periods during which the hedged transaction affects the profit and loss account.

6 - Consolidation Principles

Any excess of the cost of the acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired, is goodwill and recognized as an asset, if positive; and if negative it is recognised in the profit and loss account. The current accounting policies state that the negative difference, if related to expected future losses of the subsidiary company, should be accrued to the balance sheet liabilities as "Provision for future risks and charges", otherwise it is credited to a caption" Consolidation reserve" in equity.

Unlike the current accounting policies, the proposed IAS amendment states that in the event of business combination of a non-wholly owned subsidiary, the fair value increment of the identifiable assets and liabilities is also attributed to the minority interests, and credited to "Minority interest in equity".

7 - Impairment of assets

Unless differently stated in other accounting principles, in the case of any indication that an asset may be impaired, the recoverable amount of the asset is determined by comparing the carrying amount with the greater of the net realisable value and the value in use. The net selling price is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction adjusted for incremental costs that would be directly attributable to the disposal of the asset; if there is no binding sales agreement, it is necessary to refer to the asset's market price (such a market is deemed to be: (i) where there are similar items; (ii) where buyers and sellers can meet at any time; (iii) where quoted prices are readily available in the market, or the best available information takes into account, among other things, recent transactions for similar assets carried out in the same industry.

The value in use is determined on the basis of the present value of the estimated future cash flow discounted at the company's WAAC, considering the future inflow of resources that are expected to arise by the use or by the disposal of the asset at the end of its useful life.

8 - Accounting for Investments

An investment in an associate is an enterprise in which the investor has significant influence. Such significant influence is presumed when the company holds, directly or indirectly, 20% or more of the voting power of the investee, including potential voting rights related to convertible bonds, call options, warrants or similar financial instruments.

In the consolidated financial statements, investments in associated companies are accounted for using the equity method, except for investments in associates acquired and held with a view of their disposal within twelve months from acquisition, which are valued at fair value with the effects included in profit and loss account. Joint ventures may be consolidated proportionately.

Other investments are valued at fair value with the effects accounted for in net equity or, in the case where the fair value cannot reliably be determined, at cost less impairment.

The impairment loss is determined by comparing the carrying amount to the recoverable amount as above stated. The value in use is determined based on discounting the reasonable and supportable estimated future cash flows, with reference to the company's budget/forecast.

9 - Extraordinary items

According to the proposed amendments of IAS 1 "Presentation of Financial Statements", the extraordinary items category is eliminated.

10 - Changes to the accounting policy

According to the proposed amendments IAS 8 "Accounting policies, changes in accounting estimates and errors", unless otherwise set out by the transitional provisions of other IFRSs, changes in accounting policy shall apply retrospectively and the effects arising there from are accounted for in net equity, as if the new accounting policy had always been applied.

11 - First Time Adoption of International Financial Accounting Standards

Financial Statements prepared for the first time for interim or annual reporting according to the IFRS, shall contain an explicit and unreserved statement of compliance with IFRSs in all respects at the balance sheet data and shall include comparative information in respect of the previous period.

At the date of transition to IFRSs, the company shall in its opening IFRS balance sheet:

- recognise all assets and liabilities whose recognition is required by IFRSs;
- reclassifies and assesses the assets and liabilities for the amounts that would have been determined if the IFRSs had always been applied.

The effects of those adjustments are directly accounted for in retained earnings.

The retrospective application of the IFRSs is prohibited when:

- cost of complying with IFRSs would be likely to exceed the benefits to users of financial statements (grant exemptions);
- it requires judgement by management (prohibited).

Cases of exemption or prohibition are expressly stated by criteria that define the accounting treatment to be applied: they relate, among others, to: (i) business combination, (ii) fair value or revaluation as deemed cost, and (iii) hedge accounting.

82.4776


Eni
GROUP
Saipem

Notes to the Consolidated Financial Statements

cash flow statement

(million €)	31.12.2002		31.12.2003	
Group net income	191		196	
Minority interests	3		-	
Depreciation and amortisation	256		258	
Write-downs (appreciations)	(4)		(9)	
Net change in provisions for contingencies	11		(7)	
Net change in employee termination benefits	2		3	
Losses (gains) on accounts receivable in relation to disposables	1		(6)	
(Interests earned)	(4)		(16)	
Interests paid	12		40	
Unrealised exchange differences (positive) negative	-		(7)	
Extraordinary (income) expenditure	3		3	
Income taxes	62		67	
Operating income before changes to working capital		533		522
Changes:				
Inventories	11		(140)	
Commercial and other receivables	125		(107)	
Accrued and deferred income	121		(47)	
Commercial and other payables	(167)		476	
Accrued and deferred expenses	113		(19)	
Cash flow from operations		736		163
Dividends received	-		10	
Interests received	4		35	
Interests paid	(13)		(39)	
Extraordinary income (expenditure) received (paid)	(3)		(3)	
Income taxes paid	(51)		(84)	
Net cash flow from operations		**673**		**604**
Investments:				
Intangible fixed assets	(13)		(15)	
Tangible fixed assets	(197)		(247)	
Acquisition of consolidated company holdings	(1,206)		(8)	
Company holdings	(2)		-	
Changes to accounts payables and receivables relating to investments	-		(2)	
Short term financing loans	(5)		(6)	
Outflows from investments		(1,423)		(278)
Disposals:				
Tangible fixed assets	9		12	
Company holdings	-		5	
Collection and transfer of short term loans	10		9	
Inflows from disposals		19		26
Net cash flow from investments		**(1,404)**		**(252)**
Short term financial loans	434		40	
Long term financial loans	352		220	
Repayment of short term financial loans	(120)		(191)	
Repayment of long term financial loans	-		(26)	
Increase (decrease) in short term current account debts	11		9	
Third party capital injection	22		1	
Dividends paid	(56)		(63)	
Net cash flow from financing		**643**		**(10)**
Buy-back of treasury shares		**-**		**(13)**
Effect of changes to the consolidation area		(2)		(4)
Effect of changes to the consolidation area – cash		139		-
Effect of changes to the consolidation area, net		137		(4)
Effect of exchange rate fluctuations		35		(26)
Net cash flow		**84**		**299**
Cash available at the beginning of the year		**166**		**250**
Cash available at the end of the year		**250**		**549**

Preparation criteria

The Consolidated Financial Statements at 31st December 2003 were prepared in accordance with the criteria established in paragraph 3 of Law Decree 127 of 9/4/1991 (hereinafter referred to as "Decree"), and comply with the accounting principles set by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (Italian Council of Public Accountants) and, where silent, those set by the International Accouting Standards Board (I.A.S.B.).
The true and correct presentation of the Consolidated Balance Sheet and Income Statement has not deviated from paragraph 4 of Decree art.29.

The Consolidated Financial Statements comprise the Financial Statements of Saipem S.p.A. and all Italian and foreign subsidiaries over which Saipem S.p.A. exerts direct or indirect control by way of majority holdings of voting rights sufficiently large to exert a dominant influence at a general shareholders meeting. The consolidated financial statements also include, on a line-by-line proportional basis, the financial statements of companies owned and jointly managed with other partners.
Companies held exclusively for subsequent sale, those in liquidation and minor investments of considered irrelevant were excluded from the consolidation.
The criteria adopted to establish the consolidation area are consistent with those of the previous financial year.
The following tables list subsidiary and associated companies of Saipem S.p.A., pursuant to art. 2359 of the Italian Civil Code, by location (Italy and abroad). They detail consolidation methods and evaluation criteria used, together with information of changes affecting the consolidation area during the year. The list was drawn up taking into account the last comma of art. 39 of the Decree.
The Financial Statements of consolidated subsidiaries are fully audited by Independent Auditors, who also review the information required for inclusion in the Consolidated Financial Statements.
Significant events occurred subsequent to year-end are detailed in the Directors' Report.

82.4776



Consolidation area

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
CONSOLIDATING COMPANY							
Saipem S.p.A.	S. Donato Mil.se (MI)	EUR	440,713,700	Eni S.p.A.	42.93		
				Sofid	0.05		
				Saipem S.p.A.	0.48		
				Third parties	56.54		
CONTROLLED COMPANIES							
Italy							
Bos Italia S.r.l.	Milan	EUR	10,000	Saipem s.a.	100.00	100.00	F.C.
Consorzio Saitre	S. Donato Mil.se (MI)	EUR	51,646	Saipem S.p.A.	51.00		Co.
				Third parties	49.00		
Consorzio Sapro	S. Giovanni Teatino (CH)	EUR	10,329	Saipem S.p.A.	51.00		Co.
				Third parties	49.00		
Energy Maintenance Services S.p.A.	S. Donato Mil.se (MI)	EUR	9,020,216	Saipem S.p.A.	50.00	50.00	F.C.
				Eni S.p.A.	50.00		
Intermare Sarda S.p.A.	Tortolì (NU)	EUR	6,708,000	Saipem S.p.A.	100.00	100.00	F.C.
Saipem Energy International S.p.A .	S. Donato Mil.se (MI)	EUR	2,550,000	Saipem S.p.A.	100.00	100.00	F.C.
Sonsub S.p.A.	Venice	EUR	884,000	Saipem S.p.A.	100.00	100.00	F.C.
Abroad							
Bos Corp. Inc.	Houston (USA)	USD	1,000	Saipem s.a.	100.00	100.00	F.C.
Boscongo s.a.	Pointe Noire (Congo)	XAF	200,000,000	Saipem s.a.	99.98	100.00	F.C.
				Third parties	0.02		
Bos Limited	London (UK)	GBP	5,000,000	Saipem s.a.	100.00	100.00	F.C.
Bos-Uie Limited	Glasgow (UK)	GBP	3,300,000	Bos Limited	100.00	100.00	F.C.
Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	Frankfurt (Germany)	EUR	0,1	Saipem s.a.	100.00	100.00	F.C.
Camom Industrie Instandhaltung Verwaltungs GmbH	Spergau (Germaniy	EUR	0,1	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	100.00		Co.
Camom s.a.	Montigny le Bretonneux (France)	EUR	2,897,500	Saipem s.a.	100.00	100.00	F.C.
Canalisations, Tuyauteries Soudées s.a.	Nangis (France)	EUR	915,000	Camom s.a.	99.98	100.00	F.C.
				Third parties	0.02		
Conception Maintenance Petrochimique de l'Ouest s.a.	S. Vigor d'Ymonville (France)	EUR	305,000	Camom s.a.	99.97	100.00	F.C.
				Third parties	0.03		
Csmi S.n.c.	Montigny le Bretonneux (France)	EUR	1,525	Camom s.a.	99.00	100.00	F.C.
				Entreprise Nouvelle Marcellin s.a.	1.00		
Delong Corporation	Houston (USA)	USD	21,489	Saipem s.a.	100.00		Co.
Delong Hersent - Estudos, Construções Maritimas e Partecipações, Unipessoal Lda	Funchal (Portugal)	EUR	5,000	Saipem s.a.	100.00	100.00	F.C.
Entreprise Nouvelle Marcellin s.a.	Marseille (France)	EUR	1,018,700	Saipem s.a	100.00	100.00	F.C.
ER SAI Caspian Contractor Llc	Almaty (Kazakhstan)	KZT	1,105,930,000	Saipem International B.V.	50.00	50.00	F.C.
				Third parties	50.00		
ERS Equipment Rental & Services B.V.	Amsterdam (Netherlands)	EUR	90,760	Saipem International B.V.	100.00	100.00	F.C.
European Marine Contractors Llc	Delaware (USA)	USD	1,000	European Marine Contractors Ltd	100.00	100.00	F.C.
European Marine Contractors Ltd	London (UK)	GBP	14,000,000	European Marine Investments Limited	50.00	100.00	F.C.
				Saipem UK Ltd	50.00		
European Marine Contractors Netherlands B.V.	Rotterdam (Netherlands)	EUR	20,000	Saipem International B.V.	100.00	100.00	F.C.
European Marine Investments Limited	London (UK)	USD	20,000,000	Saipem International B.V.	10.00	10.00	F.C.
				Eni International B.V.	90.00		
European Maritime Commerce B.V.	Amsterdam (Netherlands)	EUR	18,000	ERS Equipment Rental & Services B.V.	100.00		N.E.
Global PetroProjects Services AG	Zurich (Switzerland)	CHF	5,000,000	Saipem International B.V.	100.00	100.00	F.C.
Guandong Contractor S.n.c.	Montigny le Bretonneux (France)	EUR	1,000	Entreprise Nouvelle Marcellin s.a.	60.00	60.00	P.C.
				Third parties	40.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Hazira Cryogenic Engineering & Construction Management Pvt Ltd	Mumbai (India)	INR	100,000	Services et Equipements Gaziers et Petroliers s.a.	55.00	55.00	F.C.
				Third parties	45.00		
Hazira Marine Engineering & Construction Management Pvt Ltd	Mumbai (India)	INR	100,000	Saipem s.a.	100.00	100.00	F.C.
Moss Maritime A/S	Lysaker (Norway)	NOK	200,000,000	Saipem International B.V.	100.00	100.00	F.C.
Moss Maritime Inc.	Houston (USA)	USD	145,000	Moss Maritime A/S	100.00	100.00	F.C.
Moss Offshore A/S	Lysaker (Norway)	NOK	20,000,000	Moss Maritime A/S	100.00	100.00	F.C.
Nigerian Services & Supply Company Limited	Lagos (Nigeria)	NGN	40,000,000	Saipem s.a.	100.00	100.00	F.C.
Petrex S.A.	Iquitos (Peru)	PEN	19,032,170	Saipem International B.V.	100.00	100.00	F.C.
Petromar Lda	Luanda (Angola)	USD	357,143	Delong Hersent - Estudos, Construcoes Maritimas e Partecipacoes, Unipessoal Lda	70.00	70.00	F.C.
				Third parties	30.00		
Petro-Marine BCI Engineering Inc.	Wilmington (USA)	USD	101,000	Sonsub Inc.	100.00	100.00	F.C.
PT Bos Offshore Indonesia Lt.	Jakarta (Indonesia)	IDR	2,176,000,000	Saipem s.a.	100.00	100.00	F.C.
PT Saipem Indonesia	Jakarta (Indonesia)	USD	16,000,000	Saipem International B.V.	100.00	100.00	F.C.
PT Sofresid Indonesia Lt.	Jakarta (Indonesia)	IDR	3,016,000,000	Sofresid s.a.	100.00	100.00	F.C.
Saibos Akogep S.n.c.	Guyancourt (France)	EUR	39,000	Saibos s.a.s.	70.00	70.00	P.C.
				Third parties	30.00		
Saibos Construções Maritimas Lda	Funchal (Portugal)	EUR	55,102,104	Saipem s.a.	100.00	100.00	F.C.
Saibos FZE	Dubai (UAE)	AED	1,000,000	Saibos Construções Maritimas Lda	100.00	100.00	F.C.
Saibos s.a.s.	Guyancourt (France)	EUR	38,125	Saipem s.a.	100.00	100.00	F.C.
Saimexicana SA de Cv	Mexico City (Mexico)	MXN	50,000	Saipem s.a.	100.00		Co.
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	1,033,500	Saipem International B.V.	41.94	100.00	F.C.
				Third parties	58.06		
Saipem (Nigeria) Ltd	Lagos (Nigeria)	NGN	259,200,000	Saipem International B.V.	89.41	89.41	F.C.
				Third parties	10.59		
Saipem (Portugal) Comércio Maritimo Lda	Funchal (Portugal)	EUR	299,278,738	Saipem (Portugal) Gestão de Participações SGPS S.A.	100.00	100.00	F.C.
Saipem (Portugal) Gestão de Participações SGPS S.A.	Funchal (Portugal)	EUR	49,900,000	Saipem International B.V.	100.00	100.00	F.C.
Saipem Algerie s.a.	Hassi Messaoud (Algeria)	DZD	10,000,000	Sofresid s.a.	99.96	100.00	F.C.
				Third parties	0.04		
Saipem Argentina S.a.m.i.c. y F.	Buenos Aires (Argentina)	ARS	150,000	Saipem International B.V.	98.77		N.E.
				Third parties	1.23		
Saipem Asia Sdn Bhd	Kuala Lumpur (Malaysia)	MYR	8,116,500	Saipem International B.V.	100.00	100.00	F.C.
Saipem Australia Pty Ltd	Sydney (Australia)	AUD	10,661,000	Saipem International B.V.	100.00		N.E.
Saipem Contracting (Nigeria) Ltd	Lagos (Nigeria)	NGN	567,000,000	Saipem International B.V.	97.00	97.00	F.C.
				Third parties	3.00		
Saipem do Brasil Serviços de Petroleo Ltda	Rio de Janeiro (Brazil)	BRL	5,814,327	Saipem International B.V.	100.00	100.00	F.C.
Saipem Energy International Ltd	London (UK)	GBP	6,000,000	Saipem UK Ltd	100.00	100.00	F.C.
Saipem Holding France s.a.s.	Montigny le Bretonneux (France)	EUR	40,000	Saipem International B.V.	100.00	100.00	F.C.
Saipem Inc.	Houston (USA)	USD	1,000,000	Sonsub Inc.	100.00	100.00	F.C.
Saipem India Project Services Limited (ex. International Development Process and Engineering Limited)	Chennai (India)	INR	2,000,000	Saipem s.a.	100.00	100.00	F.C.
Saipem International B.V.	Amsterdam (Netherlands)	EUR	172,444,000	Saipem S.p.A.	100.00	100.00	F.C.
Saipem Logistics Services Limited (***)	Lagos (Nigeria)	NGN	55,000,000	Saipem International B.V.	100.00		N.E.
Saipem Luxembourg S.A.	Luxembourg (Luxembourg)	EUR	3,023,094	Saipem (Portugal) Gestão de Participações SGPS S.A.	100.00	100.00	F.C.
Saipem Mediterranean Services Llc	Rijeka (Croatia)	HRK	1,500,000	Saipem International B.V.	100.00	100.00	F.C.

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Saipem Perfurações e Construções Petrolíferas América do Sul Lda	Funchal (Portugal)	EUR	224,459	Saipem (Portugal) Gestão de Participações SGPS S.A.	100.00	100.00	F.C.
Saipem s.a.	Montigny le Bretonneux (France)	EUR	25,618,039	Saipem S.p.A.	100.00	100.00	F.C.
Saipem Services s.a.	Bruxelles (Belgium)	EUR	61,500	Saipem International B.V.	100.00		N.E.
Saipem Singapore Pte. Ltd.	Singapore (Singapore)	SGD	25,000	Saipem s.a.	100.00	100.00	F.C.
Saipem UK Ltd	London (UK)	GBP	6,470,000	Saipem International B.V.	75.00	100.00	F.C.
				European Marine Investments Limited	25.00		
Saipem Venezuela s.a.	Caracas (Venezuela)	VEB	20,000,000	Saipem s.a.	99.95		Co.
				Third parties	0.05		
SAIR Construções Mecanicas de Estruturas Maritimas Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS S.A.	86.00	86.00	F.C.
				Third parties	14.00		
SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	Montigny le Bretonneux (France)	EUR	37,000	Saipem s.a.	100.00	100.00	F.C.
SASP Offshore Engineering UK Ltd (**)	London (UK)	GBP	500,000	Saipem Energy International Ltd	100.00		N.E.
Saudi Arabian Saipem Ltd	Al-Khobar (Saudi Arabia)	SAR	5,000,000	Saipem International B.V.	60.00	100.00	F.C.
				Third parties	40.00		
SB Construction and Maritime Services B.V.	Amsterdam (Netherlands)	EUR	18,152	ERS Equipment Rental & Services B.V.	50.00	100.00	F.C.
				Entreprise Nouvelle Marcellin s.a.	50.00		
Services et Equipements Gaziers et Petroliers s.a.	Donges (France)	EUR	38,125	Saipem s.a.	99.76	100.00	F.C.
				Third parties	0.24		
Société Civile Immobiliere Le Moulin de Saint Antoine	Montigny le Bretonneux (France)	EUR	305	Saipem s.a.	95.00		Co.
				Camom s.a.	5.00		
Société de Construction d' Oleoducs S.n.c.	Donges (France)	EUR	39,000	Services et Equipements Gaziers et Petroliers s.a.	100.00	100.00	F.C.
Société d'Etudes d'Oleoducs S.n.c.	Montigny le Bretonneux (France)	EUR	39,000	Sofresid s.a.	100.00	100.00	F.C.
Société de Pose de Pipelines S.n.c.	Nangis (France)	EUR	40,000	Services et Equipements Gaziers et Petroliers s.a.	50.75		Co.
				Third parties	49.25		
Société Nouvelle Technigaz s.a.	Montigny le Bretonneux (France)	EUR	228,750	Saipem s.a.	99.96	100.00	F.C.
				Third parties	0.04		
Société Robilliart s.a.	Vallée Colons Noumea (France)	XPF	320,000,000	Saipem s.a.	99.97		Co.
				Third parties	0.03		
Sofresid Engineering	Montigny le Bretonneux (France)	EUR	1,267,142	Sofresid s.a.	99.96	100.00	F.C.
				Third parties	0.04		
Sofresid Group s.a.	Montigny le Bretonneux (France)	EUR	41,957,020	Saipem s.a.	100.00	100.00	F.C.
Sofresid s.a.	Montigny le Bretonneux (France)	EUR	38,325,080	Sofresid Group s.a.	100.00	100.00	F.C.
Sonsub A/S	Randaberg (Norway)	NOK	1,882,000	Saipem International B.V.	100.00	100.00	F.C.
Sonsub Asia Sdn Bhd (**)	Kuala Lumpur (Malaysia)	MYR	100,000	Saipem International B.V.	100.00		N.E.
Sonsub Inc.	Wilmington (USA)	USD	43,333,335	Saipem International B.V.	100.00	100.00	F.C.
Sonsub Ltd	Aberdeen (UK)	GBP	5,901,028	Saipem International B.V.	100.00	100.00	F.C.
Sonsub International Pty Ltd	Sydney (Australia)	AUD	13,157,570	Saipem International B.V.	100.00	100.00	F.C.
Star Gulf Free Zone Company	Dubai (UAE)	AED	500,000	Saipem s.a.	60.00	100.00	F.C.
				Sofresid s.a.	40.00		
STTS S.n.c.	Montigny le Bretonneux (France)	EUR	1,000	Saipem s.a.	57.00	60.00	P.C.
				Société Nouvelle Technigaz s.a.	3.00		
				Third parties	40.00		
Studeurop s.a.	Montigny le Bretonneux (France)	EUR	1,220,000	Sofresid s.a.	99.99	100.00	F.C.
				Third parties	0.01		
Sud Est Cie	Aix en Provence (France)	EUR	152,704	Sofresid s.a.	99.62		Co.
				Third parties	0.38		

Company	Registered office	Currency	Share capital	Sharehol-ders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
TBE Ltd	Damietta (Egypt)	EGP	50,000	Société Nouvelle Technigaz s.a.	70.00	70.00	F.C.
				Third parties	30.00		
Tecnoprojecto Internacional Projectos e Realizações Industriais s.a.	Linda a Velha Oeiras (Portugal)	EUR	200,000	Saipem s.a.	85.00		N.E.
				Third parties	15.00		
ASSOCIATED COMPANIES							
Italy							
Consorzio Saipem Energy International – Tecnomare S.p.A.	S. Giuliano Mil.se (MI)	EUR	10,000	Saipem Energy International S.p.A.	50.00	50.00	P.C.
				Tecnomare	50.00		
Consorzio U.S.C. (**)	Parma	EUR	25,823	Saipem S.p.A.	40.00		Co.
				Third parties	60.00		
Rosbos S.c.r.l.	Ravenna	EUR	10,400	Saipem s.a.	50.00	50.00	P.C.
				Third parties	50.00		
Rosfin S.r.l.	Ravenna	EUR	9,649,200	Saipem s.a.	33.33		N.E.
				Third parties	66.67		
Abroad							
Africa Oil Services s.a.	Guyancourt (France)	EUR	37,500	Services et Equipements Gaziers et Petroliers s.a.	44.88		N.E.
				Third parties	55.12		
Ateliers Ferroviaires D'artix s.a.	Artix (France)	EUR	80,000	Camon s.a.	49.48		Co.
				Third parties	50.52		
Barber Moss Ship Management A/S	Lysaker (Norway)	NOK	1,000,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		
Bos Offshore Services (Thailand) Limited (**)	Bangkok (Thailand)	THB	100,000	Saipem s.a.	49.00		Co.
				Third parties	51.00		
Bos Shelf Limited Society	Baku City (Azerbaijan)	AZM	10,000,000	Star Gulf Free Zone Company	50.00	50.00	P.C.
				Third parties	50.00		
Camom Industrie Instandhaltung GmbH e Co.Kg.	Spergau (Germany)	EUR	0,1	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	49.00		Co.
				Third parties	51.00		
Dalia Floater Angola S.n.c.	Coubervoie (France)	EUR	0,1	Entreprise Nouvelle Marcellin s.a.	27.50	27.50	P.C.
				Third parties	72.50		
Doris Development Canada Ltd	St. John's (Canada)	CAD	10,000	Doris Engineering s.a.	100.00		N.E.
Doris Engineering s.a.	Parigi (France)	EUR	3,571,440	Sofresid s.a.	40.00		N.E.
				Third parties	60.00		
Doris Usa Inc.	Houston (USA)	USD	500,000	Bos Corp.Inc.	50.00	50.00	P.C.
				Doris Engineering s.a.	50.00		
Eurig GmbH	Koln (Germany)	EUR	25,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	50.00		Co.
				Third parties	50.00		
Eurig GmbH & Co.Kg.	Koln (Germany)	EUR	250,000	Camom Gesellschaft fur Instandhaltung und Montagen Gmbh	50.00	50.00	P.C.
				Third parties	50.00		
FPSO Firenze Produção de Petroleo, Lda	Funchal (Portugal)	EUR	7,481,968	Saipem (Portugal) Gestão de Participações SGPS S.A.	50.00	50.00	P.C.
				Third parties	50.00		
FPSO Mystras (Nigeria) Ltd	Lagos (Nigeria)	NGN	15,000,000	FPSO Mystras Produção de Petroleo Lda	100.00	50.00	P.C.
FPSO Mystras Produção de Petroleo, Lda	Funchal (Portugal)	EUR	50,000	Saipem (Portugal) Gestão de Participações SGPS S.A.	50.00	50.00	P.C.
				Third parties	50.00		

Company	Registered office	Currency	Share capital	Shareholders	% held	Saipem's consolidation (%)	(*) Method of consolidation or evaluation criteria
Gaztransport Et Technigaz s.a.s.	Trappes (France)	EUR	370,288	Société Nouvelle Technigaz s.a.	22.22		N.E.
				Saipem s.a.	7.78		
				Third parties	70.00		
Katran-k Limited Liability Company	Moscow (Russian Federation)	RUB	1,603,800	Starstroi Limited Liability Company	100.00	50.00	P.C.
Kazakhoil Bouygues Offshore S.a.r.l.	Almaty (Kazakhstan)	KZT	1,000,000	Saipem s.a.	50.00		Co.
				Third parties	50.00		
Kwanda Suporto Logistico Lda.	Luanda (Angola)	AOR	25,510,204	Delong Hersent - Estudos, Construções Maritimas e Participações, Unipessoal Lda	40.00		N.E.
				Third parties	60.00		
Lipardiz - Construção de Estruturas Maritimas, Unipessoal Lda	Funchal (Portugal)	EUR	5,000	Saipem (Portugal) Gestão de Participações SGPS S.A.	50.00	50.00	P.C.
				Third parties	50.00		
Moss Arctic Offshore A/S	Lysaker (Norway)	NOK	100,000	Moss Maritime A/S	50.00	50.00	P.C.
				Third parties	50.00		
Moss Krylov Maritime	St.Petersburg (Russian Federation)	RUB	98,000	Moss Maritime A/S	50.00		N.E.
				Third parties	50.00		
Offshore Design Engineering Ltd	London (UK)	GBP	100,000	Saipem s.a.	50.00	50.00	P.C.
				Doris Engineering	50.00		
Petrosupport s.a.s.	Rueil Malmaison (France)	EUR	38,120	Saipem s.a.	50.00		Co.
				Third parties	50.00		
Principia Recherche Developpement s.a.	La Ciotat (France)	EUR	0,1	Doris Engineering s.a.	100.00		N.E.
Saifor S.p.A (**)	Hassi Messaoud (Algeria)	DZD	35,000,000	Saipem International B.V.	50.00		N.E.
				Third parties	50.00		
Saipar Drilling Company B.V.	Amsterdam (Netherlands)	EUR	20,000	Saipem International B.V.	50.00	50.00	P.C.
				Third parties	50.00		
Saipem Aban Drilling Co. Pvt Ltd	Chennai (India)	INR	50,000,000	Saipem International B.V.	50.00	50.00	P.C.
				Third parties	50.00		
SEA Tank Co. s.a.	Paris (France)	EUR	46,800	Doris Engineering s.a.	99.62		N.E.
				Third parties	0.38		
Servicios de Construçiones Caucedo s.a.	Dominican Republic (Dominican Republic)	DOP	100,000	Saipem s.a.	49.70	50.00	P.C.
				Third parties	50.30		
Société pour la Realisation du Port de Tanger Mediterranée	Anjra (Morocco)	EUR	33,000	SAS Port de Tanger Société par Actions Simplifiée Unipersonelle	33.33	33.33	P.C.
				Third parties	66.67		
Starstroi Limited Liability Company	Krasnodar (Russian Federation)	RUB	7,699,490	Saipem s.a.	50.00	50.00	P.C.
				Third parties	50.00		
Tchad Cameroon Maintenance B.V.	Schiedam (Netherlands)	EUR	18,000	Saipem s.a.	40.00		N.E.
				Third parties	60.00		
Tss Dalia S.n.c.	Courbervoie (France)	EUR	0,1	Saipem s.a.	27.50	27.50	P.C.
				Third parties	72.50		
Upstream Constructors International FZCO	Jebel Ali (UAE)	AED	600,000	Saibos Construções Maritimas Lda	50.00	50.00	P.C.
				Third parties	50.00		

(*) F.C. = full consolidation, P.C. = proportional consolidation; N.E. consolidation using net equity method;
Co. = consolidation using the cost method
(**) in liquidation
(***) inactive throughout the year

The Saipem Group comprises 135 companies: 75 are consolidated using the full consolidation method, 23 the proportional method; 20 the net equity method and 17 the cost method.

Other variations to the consolidation area

Variations to the consolidation area, with respect to the consolidated financial statements at 31st December 2002, are detailed hereunder in date order:

Newly incorporated companies:
- on 1st May 2003, the Dutch company **Tchad Cameroon Maintenance B.V.** was incorporated and is consolidated using the net equity method (the company is 40% owned by Saipem s.a. and 60% owned by third parties);
- on 23rd May 2003, the French company **Saibos Akogep** was incorporated and is consolidated using the proportional method (the company is 70% owned by Saibos S.a.s. and 30% owned by third parties);
- on 23rd May 2003, the French company **Tss Dalia S.n.c.** was incorporated and is consolidated using the proportional method (the company is 27.5% owned by Saipem s.a. and 72.5% owned by third parties);
- on 23rd May 2003, the French company **Dalia Floater Angola S.n.c.** was incorporated and is consolidated using the proportional method (the company is 27.5% owned by Entreprise Nouvelle Marcellin sa. and 72.5% owned by third parties);
- on 5th June 2003, the Italian company **Energy Maintenance Services S.p.A.** was incorporated and is consolidated by Saipem S.p.A. using the full consolidation method (the company is 50% owned by Saipem S.p.A. and 50% owned by Eni S.p.A.);
- on 16th June 2003, the French company **SAS Port de Tanger Sociétè par Actions Simplifiée** was incorporated and is consolidated using the full consolidation method (the company is 100% owned by Saipem s.a.);
- on 17th June 2003, the French company **Guangdong Contractor S.n.c.** was incorporated and is consolidated using the proportional method (the company is 60% owned by Entreprise Nouvelle Marcellin sa. and 40% owned by third parties);
- on 17th June 2003, the French company **STTS S.n.c.** was incorporated and is consolidated using the net equity method (the company is 60% directly and indirectly owned by Saipem s.a. and 40% owned by third parties);
- on 28th July 2003, the Moroccan company **Société pour la Realisation du Port de Tanger Mediterranee** was incorporated and is consolidated using the proportional method (the company is 33.3% owned by SAS Port de Tanger and 66.6% owned by third parties);
- on 30th September 2003, the Kazakhan company **ER SAI Caspian Contractor Llc.** was incorporated and is consolidated using the full consolidation method (the company is 50% owned by Saipem International B.V. and 50% owned by third parties);
- on 16th December 2003, the Belgian company **Saipem Services s.a.** was incorporated and is consolidated using the net equity method (the company is 99.99% directly owned by Saipem International B.V. and 0.01% owned by Ers Equipment Rental & Services B.V.);
- on 23rd December 2003, the Dutch company **European Maritime Commerce B.V.** was incorporated and is consolidated using the net equity method (the company is 100% owned by by Ers Equipment Rental & Services B.V.).

Acquisition of company holdings:
- on 31st March 2003, Saipem s.a. acquired 100% of the share capital of the Indian company **I.D.P.E. Ltd.** (**International Development Process and Engineering Limited**), which is condolidated using the full consolidation method;
- on 3rd June 2003, Saipem S.p.A. sold its entire stake (33.33%) in **Queiroz Petro s.a.** to third parties;
- on 9th June 2003, Saipem s.a. acquired from third parties a 40% stake in **Nigerian Services & Supply Company Limited**; on 19th September 2003 it sold 0.01% of said stake to third parties; as Saipem s.a. already held 60% of this company, it now holds 99.99% of Nigerian Services & Supply Company Limited;

Disposals, liquidations and changes to the consolidation method:
- on 27th March 2003, it was resolved to initiate voluntary wind-up proceedings for the company **Saifor S.p.A.**; the company has been inoperative throughout 2003 and is consolidated using the net equity method;
- on 14th April 2003, it was resolved to initiate voluntary wind-up proceedings for the company **Sonsub International B.V.**; the company is now consolidated using the net equity method as opposed to the full consolidation method;
- on 25th April 2003, Saipem s.a. sold 50% of its stake in Lipardiz Consultatoria Economica e Partecipacoes to third parties; on 30th April 2003, the latter changed its name to **Lipardiz - Construção de Estruturas Maritimas, Unipessoal Lda** and on 11th July 2003 was transferred to Saipem (Portugal) Gestao de Partecipacoes SGPS S.A.; it is consolidated using the proportional method;
- on 25th April 2003, Sofresid s.a. sold its entire holding in **Sofresid Conseil s.a.** to third parties;
- on 25th April 2003, Sofresid s.a. sold 11% of its stake in **Doris Engineering s.a.** to third parties, reducing its holding from 51% to 40%; like the previous year, the company has been consolidated using the net equity method;
- **Saipem Australia Pty. Ltd**, previously consolidated using the full consolidation method, has been consolidated using the net equity method following cessation of company operations;

- on 21st July 2003, the company **Drapid S.n.c.** was struck off the company register;
- on 4th August 2003, the company **Z-B Hackberry LNG LLC** was struck off the company register;
- on 21st October 2003, the company **Union Industrielle pour le Cameroun** (UIC) was sold to third parties;
- on 14th November 2003, the company **Tecnoprojecto Internacional** previously consolidated using the full consolidation method, has been consolidated using the net equity method, on account of the modest level of activities;
- on 14th November 2003, the company **Offshore Design Engineering Ltd.** previously consolidated using the full consolidation method, has been consolidated using the proportional method, following the sale to third parties of a stake owned by Doris Engineering s.a.;
- on 29th December 2003, liquidation proceedings were completed for **Saipem Hellas Administration and Management of Ships Single Member Llc.**;
- on 29th December 2003, the company **Camom Engineering Services Company Limited** was sold to third parties.

Change of company names or transfer of holdings between group companies, not affecting the consolidation area:
- on 1st January 2003, the company Bouygues Offshore Congo s.a. changed its name to **Boscongo s.a.**;
- on 24th January 2003, the company Bouygues Offshore Mexicana s.a. de Cv changed its name to **Saimexicana s.a.** de Cv;
- on 18th March 2003, the company Bouygues Offshore Venezuela s.a. changed its name to **Saipem Venezuela s.a.**;
- on 1st April 2003, the company Bouygues Offshore Singapore Private Ltd. changed its name to **Saipem Singapore** Pte. **Ltd.**;
- on 4th April 2003, the company Picadillus Consultatoria Economica e Partecipacoes changed its name to **Delong Hersent - Estudos, Construcoes Maritimas e Partecipacoes, Unipessoal Lda.**;
- on 7th April 2003, Saipem International B.V. transferred to Saipem s.a. its entire stake in Saibos (Services) S.a.s., i.e. 50% of the company's share capital; following the aforementioned transfer, Saipem s.a., which already held 50% of Saibos (Services) S.a.s., gained full control over the company, which was therefore consolidated in Saipem s.a.'s sub-consolidated financial statements using the full consolidation method under the company's new name **Saibos S.a.s**;
- on 30th April 2003, Società Consortile Rosetti Bouygues Offshore changed its name to **Rosbos S.c.r.l.**;
- on 11th May 2003, the company Delta Etude Maintenance S.n.c. was merged with **Sofresid Provence S.n.c.**;
- on 30th June 2003, Saipem (Portugal) Gestão de Partecipacoes SGPS s.a. transferred to Saipem s.a. its entire stake in **Saibos Construcoes Maritimas Lda.**, i.e. 50% of the company's share capital; following the aforementioned transfer, Saipem s.a., which already held 50% of Saibos Construcoes Maritimas Lda., gained full control over the company, which was therefore consolidated in Saipem s.a. consolidated financial statements using the full consolidation method;
- on 7th January 2004, the company I.D.P.E. Ltd. changed its name to **Saipem India Project Services Ltd.** (S.I.P.S.).

☐ Consolidation period

The consolidation period ends on the same date as the accounting period for the Financial Statements of Saipem S.p.A. and the majority of companies within the consolidation area, as per the Financial Statements reviewed by Board Directors for Shareholders' approval. For the following companies: Saipem Aban Drilling Co. Pvt Ltd, whose fiscal year closes on 31st March; Saipem Luxembourg S.A., whose fiscal year ends on 31st July, consolidation was carried out based on the relative accounting position for the period 1st January - 31st December 2003, duly prepared by the relevant Board Directors for inclusion in the Group consolidated Financial Statements and subject to audit.
With regard to Portuguese Group companies Saipem (Portugal) Gestão de Participações SGPS S.A., Saipem (Portugal) Comércio Maritimo Lda and Saipem Perfurações e Construções Petrolìferas América do Sul Lda, whose fiscal year ends on 31st October, the relevant Authorities have allowed for the fiscal year to close on 31st December. Therefore for these companies, consolidation was carried out based on the relative accounting position for the period 1st January - 31st December 2003.
The income statements of Saipem s.a. and its direct and indirect holdings was consolidated from 1st July 2002.
The Financial Statements of consolidated companies were adjusted, where necessary, to harmonise with Saipem S.p.A. accounting principles.

Amounts are in million euros. Items of less than one million euros have been omitted.

Principles of consolidation

Investments in companies included in the consolidation area

Assets, liabilities, expenditure and income of companies consolidated using the full consolidation method have been stated in full in the financial statements. The book value of investments has been eliminated against the shareholders equity of the relevant subsidiaries. The quotas of shareholders equity and income/(loss) attributable to minority interest have been stated in the relevant captions.

The book value of investments in companies consolidated using the proportional method has been eliminated against the related quota of shareholders equity of the subsidiaries. Under this method, assets, liabilities, expenditure and income of consolidated companies have been stated in the consolidated financial statements proportionally to the percentage held by the parent company.

The difference between the purchase price of investments and the corresponding share of the equity has been allocated to specific asset and liability captions on the basis of their valuation at the date of purchase.
Any residual positive difference is recorded, where possible, under the asset caption "Differences on consolidation" and systematically depreciated on the basis of its future residual value.

Dividends, revaluations, write-downs and losses from investments in consolidated companies, together with gains and losses realised on inter-company disposals of investments in consolidated companies, have been eliminated.

Inter-company transactions and balances

Profits and losses deriving from transactions between consolidated companies and not yet realised with third parties have been eliminated. Inter-company receivables and payables, expenditure and income, together with guarantees, commitments and contingencies have also been eliminated.

Fiscally driven entries

Adjustments and fiscally driven entries have been eliminated from the consolidated financial statements.

Translation of financial statements in foreing currency

The financial statements of foreign companies, independent from the parent company, have been translated into million euros. The exchange rate prevailing at year-end has been used for balance sheet captions, whereas the average annual exchange rate has been used for income statement captions. Exchange rates used are detailed hereafter:

Currency	Average rate 2002	Year-end rate 2002	Average rate 2003	Year-end rate 2003
US Dollar	0.95	1.05	1.13	1.26
Pound Sterling	0.63	0.65	0.69	0.70
Algerian Dinar	73.28	81.40	85.48	84.92
Angolan Kwanza	39.98	59.46	83.52	99.22
Saudi Arabian Riyal	3.54	3.93	4.24	4.73
Australian Dollar	1.74	1.86	1.74	1.68
Azerbaijani Manat	4,596.62	5,131.28	5,557.65	6,212.69
Brazilian Real	2.79	3.69	3.47	3.66
Congo Franc cfa	655.96	655.96	655.96	655.96
Croatian Kuna	7.40	7.45	7.56	7.65
Indian Rupia	47.12	50.51	53.05	57.58
Indonesian Rupia	8,775.55	9,373.37	9,769.26	10,621.80
Kazakhstani Tengè	145.17	163.41	168.89	180.80
Malaysian Ringgit	3.59	3.98	4.30	4.79
Nigerian Naira	115.09	130.93	148.40	174.29
Norwegian Kroner	7.51	7.28	8.00	8.41
Peruvian New Sol	3.33	3.69	3.93	4.38
Russian Ruble	29.70	33.48	34.66	36.93
Singaporian Dollar	1.69	1.82	1.97	2.14
Swiss Franc	1.47	1.45	1.52	1.56
UAE Dirham	3.47	3.85	4.15	4.64

The financial statements that have been translated are those compiled in the local currency or in the functional currency, i.e. the currency in which most of the financial transactions as well as assets and liabilities are denominated.

Exchange rate differences arising from the translation into euros of financial statements of foreign companies are booked under the shareholders equity caption "Reserve for exchange rate differences".

Continuity of application in consolidation principles

There have been no changes in the consolidation principles used to prepare the consolidated financial statements in respect of the previous year.

Valuation criteria

The valuation critieria used to compile the consolidated financial statements comply with the provisions of the Italian Civil Code and the accounting principles promulgated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri".

Continuity of application in valuation criteria

There have been no changes in the valuation criteria used to prepare the consolidated financial statements in respect of the previous year, with the sole exception of the principle relating to the valuation and accounting of management incentive schemes detailed hereafter.

The main valuation critieria used in the compilation of the consolidated financial statements are:

□ Intangible assets

Intangible assets are stated at purchase or production cost, inclusive of directly related charges.

Purchased goodwill is capitalised in the balance sheet and is amortised on a straight-line basis over the period deemed of future asset use; the same criteria also applies to the differences on consolidation.

Industrial patents and similar rights are amortised over three years from the date of acquisition.

Intangible assets are written-down when their book value is lower than their residual utilisation value. If the reasons for such write-downs are no longer deemed appropriate during the year, the intangible assets, with the exception of start-up costs and goodwill, are revalued up to their full original value.

□ Costs for scientifical and technological research

Capital expended for the acquisition of new know-how or discoveries, the development of alternative products or processes, new techniques or modes, the design and realisation of prototypes or all other scientific and technological research and development activities are generally considered to be current costs and are expended to the year in which they are incurred.

□ Tangible assets

Tangible assets are stated at purchase or production cost, inclusive of directly related charges and financial expenses incurred during construction of the asset, net of government grants. In order to quantify financial expenses to be attributed to cost, it is assumed that investments not financed through specific loans are financed by own capital generated during the year.

Assets acquired under capital leases are stated at the lower value between market value and discounted lease installments and surrender price.

Tangible assets, including those under finance leases, are depreciated on a straight-line basis over their useful economic lives.

Rates applied are as follows:

Buildings	2.5% - 12.5%
Plant, machinery, equipment and vehicles	7.0% - 25.0%
Industrial and commercial equipment	3.75% - 67.0%
Other assets	12.0% - 20.0%

Tangible assets destined for specific operating projects, for which no further future use is envisaged due to the peculiarities of the asset itself or the high usage sustained during the execution of the project, are amortised over the duration of the project.
Costs relating to improvements, upgrades and conversions, which increase the value of the assets, have been capitalised and are amortised on a straight-line basis over the period deemed of future residual utilisation of the asset.
Ordinary maintenance and repair costs are expended to the year in which they are incurred.
Write-downs and revaluations are carried out applying the same criteria used for intangible assets.

□ Financial assets - shareholdings

Investments in subsidiary companies not included in the consolidation area as well as investments in associated companies have been stated using the equity method.
Other investments have been stated at cost and duly adjusted for permanent impairment of value, where needed. Cost is ascertained based on the criteria used for intangible assets.
Risks arising from potential losses exceeding shareholders' equity are stated in the liabilities account "provisions for contingencies - other".
If the reasons for such write-downs are no longer applicable, due to an increase in shareholders' equity or prospects of future earnings by the company in which the stake is held, the value of the investment is reviewed and the adjustment is charged to the income statement as revaluation, up to the full value of the write-down.

☐ Inventories

Inventories, with the exception of contract work-in-progress, have been stated at the lower price between the price calculated according to the criteria for intangible assets and the market value.
Purchase price is calculated using the weighted average cost method. As inventories mostly consist of spare parts, the market value thereof is represented by their replacement cost or by their net realisable value, if lower.
Contract work-in-progress relating to long-term contracts is stated on the basis of accrued contractual revenues, agreed with the customers using the percentage of completion method and complying with the principle of prudence.
Given the nature of the contracts and the type of work, the percentage of completion is calculated on the basis of the work performed, being the percentage of costs incurred with respect to the total estimated costs.
Adjustments made for the economic effects of using this method with respect to the revenues invoiced are included under "work-in-progress" if positive or under deferred income if negative.
The agreed revenues, where expressed in a foreign currency, are calculated by taking into account the exchange rate fixed by the designated hedge; the same method is used for any costs to be incurred in a foreign currency.
The valuation of work-in-progress considers all directly related costs, contractual risks and contractual price revisions, where they can be objectively determined.
Modifications to original contracts, for additional works, are acknowledged when they can reasonably be undertaken.
Contract losses are allocated in full to the year in which they become known.
Bidding costs are expended in the year in which they are incurred.

☐ Accounts receivables and payables

Receivables have been stated at their estimated realisable value and payables at their nominal value.
Receivables and payables in foreign currency are stated using the exchange rate prevailing at year-end or, when related to a hedged transaction, the exchange rate fixed by the relevant hedge.

☐ Marketable securities

These have been stated at the lower value between acquisition cost and market value.

☐ Pre-payments and accruals

Pre-payments and accruals are recorded on an accrual basis in order to spread costs/charges and revenues/income over the relevant period if they pertain to two ore more years.

☐ Provisions for contingencies

Provisions for contingencies comprise allocations made to certain or probable costs and expenses, which at year end, were un-quantified or uncertain as to when they would become payable.
Costs relating to periodic maintenance, not constituting improvements, modernisation or upgrades which can be capitalised, are stated in the "provisions for contingencies - other". The cost is amortised over the relevant cycle. The provision is reviewed each year in order to provide for any modifications to the timing or estimated costs.

☐ Restructuring costs

In the year in which negative market conditions cause redundancies in the company's organisational structure and entail the reduction of personnel at the companies experiencing difficulties, specific accruals are made to the "provisions for contingencies - other". The amounts provided for are calculated on the estimated charges to be incurred for the above-mentioned purpose.
Costs deriving from resignations and early retirement incentives are expensed in the year in which the restructuring programme is formalised and related decrees issued or contractual terms agreed upon.

☐ Employee termination benefits

Employee termination benefits are allocated throughout the employment period of all employees in compliance with current legislation and national labour contracts, net of applicable advances. The amount stated in the financial statements reflects the full amount matured for employees, net of advances made to them. Saipem also makes contributions on behalf of employees to various organisations, which are not controlled by Saipem, providing medical cover and other benefits. Contributions made are based on the contractual conditions negotiated with the workers' organisations and charged to the income statement when paid. Obligations arising from pension funds are immaterial.

☐ Guarantees and other memorandum and contingency accounts

Guarantees are stated at the foot of the balance sheet for the nominal amount of the guarantee given, which does not significantly differ from their actual value. Collateral given against payables or commitments is shown in the balance sheet caption, which indicates the assets given as guarantee.

Commitments for derivative contracts (forward purchases of foreign currencies and swaps), which involve future swaps of capital, other assets or the difference between two currencies, are stated at the contract regulation price. The other commitments are stated at the foot of the balance sheet for the actual commitment of the company at year-end.
Guarantees and other memorandum and contingency accounts in foreign currency are calculated using the exchange rates prevailing at year-end. Commitments for derivatives are stated at the contract forward regulation price.

☐ Revenues and costs

Revenues from the sale of goods and services are recognised upon the transfer of title or upon delivery of the service.

☐ Income taxes

Current income taxes are calculated on the basis of the estimated taxable income. The current estimated tax liability has been included under "Amounts payable to taxation authorities".
Deferred taxation is calculated on all temporary differences between the carrying value of an asset or liability in the balance sheet and its value recognised for tax purposes. Deferred tax liabilities are calculated regardless of the actual or future tax losses of the company. Deferred tax assets are recognised only to the extent that they can reasonably be expected to be recovered. Taxation of the shareholders' equity reserves of consolidated companies, or companies valued using the equity method, is recognised when it is expected that such reserves will be distributed or utilised and such distribution or utilisation will give rise to tax charges. Tax benefits relating to losses carried forward are recognised when they can reasonably be expected to be realised, even if these losses were incurred in previous years, otherwise the benefits are recognised when incurred. Deferred tax assets and liabilities are netted on an individual company basis. The net balance is recorded in the "Pre-payments and accrued income" account, in the case of deferred tax assets and in the "provision for income taxes", in the case of deferred tax liabilities.

☐ Derivatives

Saipem mainly uses domestic currency swap contracts and forward contracts to hedge foreign currency risks.
The valuation and book value of hedging contracts and related economic transactions covered by such contracts depends on whether hedges are classified as general or specific.
Hedges are considered specific when they relate to a specific economic transaction.
In this case revenues and expenses related to the hedged transactions are directly recorded using the exchange rates fixed by the hedges.

General hedges, which do not allow the economic transaction to be matched with the hedge are valued using the exchange rate prevailing at year-end and the related income and expenses are charged to the income statement as exchange rate differences.
Premia and discounts are expensed to the income statement on an accruals basis over the duration of the related contract.

Saipem uses interest rate swap contracts to hedge interest rate risks. Interest rate gains or losses are expensed to the income statement on an accruals basis over the duration of the related contract.

☐ Management Incentive Schemes

With the aim of improving motivation and loyalty of Group executive managers, Saipem S.p.A. approved Stock Grant and Stock Option Schemes, whose terms and conditions are detailed in the Directors' Report.
In the past, stock grant and stock option schemes featured in the balance sheet of the issuing company as share issue variations at the issue date (no scheme was in place which allowed for the assignment of treasury shares). From 2003, stock grants and stock options assigned to Group managers are recognised as labour costs, as these represent part of the employee remuneration. The cost of stock-based compensation is measured by their fair value on the date of allocation plus the relevant social security contributions and termination benefits to be borne by the employer based on the shares nominal value; the cost recognised in the income statement is determined pro rata temporis over the vesting period.
The fair value of stock grants corresponds to the market value of the shares on the date the commitment is undertaken, minus the present value of dividend forecasts over the vesting period. The fair value of stock options corresponds to the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for the exercise of the options, the current value of shares and the projected volatility and the risk-free interest.
Costs pertaining to stock grants allocated to Saipem S.p.A.'s employees are stated under the caption "payroll and related costs - other costs" and as a contra entry under the caption "provision for contingencies - other contingencies". The fair value of stock grants allocated to employees of controlled companies determined at the grant date is stated under the caption "financial expenses - other expenses" and as a contra entry under the aforementioned provisions; in the same

fiscal year, the corresponding amount is charged to the relevant companies as a contra entry under the caption "financial income - other income".
With regard to stock allocated to personnel on loan to other companies, the relevant costs are charged pro rata temporis to the companies where they are working.
With regard to stock options, the fair value is stated under the caption "payroll and related costs - other costs" and as a contra entry under the caption "retained earnings".
The use of this new principle has resulted in the following variations to the 2003 consolidated financial statements (in thousands of euros):

Income Statement:	
- Payroll costs	(814)
Effect on total	(814)

Balance Sheet:	
- Prepayments and accrued income	2,032
- Social security charges	(757)
- Provision for contingencies - other	(2,089)
Effect on net equity	(814)

The cost per unit associated to the 2003 stock grant scheme is equal to the fair value of stock grants (6.0185 euros) plus social security contributions and termination benefits to be borne by the employer of approximately 41% of the shares normal value; considering that the company implemented the scheme in July, the quota to be borne in 2003 equates to 16.67% (6 months) of the stock grant scheme overall costs.
The cost per unit associated to the 2003 stock option scheme is equal to 1.1928 euro; considering that the company implemented the scheme in July, the quota to be borne in 2003 equates to 0.1987 euro.

inancial statements captions

alance sheet - assets

Non-current assets

Intangible assets

tangible assets amounted to 851 million euros at 31st December 2003, showing a decrease of 55 million euros versus e previous year. Operations for the year are set out below:

illion €)	Start-up and capital costs	Research & Development costs	Industrial patents and similar rights	Goodwill	Differences on consolidation	Assets under development and payments on account	Others	Total
storical cost								
alance at 31.12.2002	10	2	71	61	867	4	21	1,036
cquisitions	-	2	7	2	8	4	-	23
exchange differences and other changes	-	(1)	(1)	(8)	(3)	-	-	(13)
transfers	(9)	3	1	-	-	(4)	-	(9)
alance at 31.12.2003	1	6	78	55	872	4	21	1,037
ccumulated amortisation								
alance at 31.12.2002	10	1	54	12	33	-	20	130
amortisation	-	2	12	9	47	-	-	70
exchange differences and other changes	-	(3)	-	(2)	(1)	-	-	(5)
transfers	(9)	-	-	-	-	-	-	(9)
alance at 31.12.2003	1	-	66	19	80	-	20	186
et book value	**-**	**6**	**12**	**36**	**792**	**4**	**1**	**851**

he most important captions under intangible assets include:

- the caption "Industrial patents and similar rights" mainly comprises costs incurred in the roll-out of SAP modules to subsidiary companies;
- the caption "Goodwill" refers to the increased value attributed as a result of the reorganisation of the Moss Maritime Group;
- the caption "Differences on consolidation" comprises the difference between the purchase price, inclusive of related charges, and the net equity value on the date of acquisition of Bouygues Offshore (767 million euros), Sofresid s.a. (21 million euros), Petromarine/BCI (2 million euros) and Saipem Energy International S.p.A. (2 million euros).

☐ Tangible assets

Tangible assets amounted to 1,694 million euros, a decrease of 14 million euros versus 31st December 2002. Operations for the year are set out below:

(million €)	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other assets	Assets under construction and payments on account	Total
Historical cost						
Balance at 31.12.2002	120	2,745	312	85	85	3,347
Movements:						
- acquisitions	17	184	9	8	31	249
- transfers	1	74	2	2	(79)	-
- disposals	(2)	(39)	(8)	(5)	-	(54)
- eliminations	-	(1)	(2)	-	-	(3)
- exchange differences and other changes	(4)	(65)	(22)	(10)	(7)	(108)
Balance at 31.12.2003	132	2,898	291	80	30	3,431
Accumulated depreciation						
Balance at 31.12.2002	60	1,272	250	57	-	1,639
Movements						
- depreciation	17	140	20	11	-	188
- disposals	(2)	(33)	(7)	(5)	-	(47)
- eliminations	-	(1)	(2)	-	-	(3)
- exchange differences and other changes	(6)	(14)	(10)	(10)	-	(40)
Balance at 31.12.2003	69	1,364	251	53		1,737
Net book value	**63**	**1,534**	**40**	**27**	**30**	**1,694**
Re-valuation of assets held at 31.12.2003	3	23	15	-	-	41
Net re-valuation of assets held at 31.12.2003	1	-	-	-	-	1

Vessels operating in the Offshore Construction and Offshore Drilling sectors are included under the caption "Plant and machinery".

Increases for the year amounted to 249 million euros and relate mainly to investments on maintenance and upgrading of vessels, the purchase and construction of project specific equipment and the conversion of a tanker into an FPSO unit.

In particular, the most important investmens for the year were:

- the conversion of the tanker Mystras into an FPSO (Floating Production Storage and Offloading) system, which started operations on the Okono/Okpoho field in Nigeria at the end of the year (55 million euros);
- the conversion, completed in March 2003, of the Maxita into the new Dynamically Positioned Heavy Lift vessel Saipem 3000, capable of laying flexible lines, umbilicals and mooring systems in deep waters and installing structures weighing up to 2,000 tons (27 million euros);
- upgrading works on the semi-submersible rig Scarabeo 5 (25 million euros);
- investments in the Onshore Construction sector, relating to the purchase and upgrade of vessels and equipment to enable them to carry out projects in Saudi Arabia, Nigeria and Russia (25 million euros);
- upgrading works on the semi-submersible rig Scarabeo 7 (19 million euros);
- upgrading works on the costruction yards in West Africa, relating to the expansion and refurbishment of the Rumoulumeni yard situated on the Niger delta in Nigeria, and the costruction of a new yard at Soyo in Angola (16 million euros);
- upgrading works on the semi-submersible rig Scarabeo 6 (5 million euros).

Tangible assets include freely transferable assets of 3 million euros and leased assets of 39 million euros. Leased assets relate to a finance lease contract for the use of a drilling rig in deep waters (Scarabeo 5).

82-[illegible]76

Financial expenses for the year and those relating to previous years capitalised on the value of tangible assets are considered immaterial.

Certain tangible assets, amounting to 1 million euros, and included under "Land and buildings" have been pledged as a lien by an Italian subsidiary to a bank against financing.

Financial assets

Financial assets show a balance of 26 million euros, an increase of 2 million euros over the previous year:

(million €)

Financial assets	Costs	Adjustments	Total
Opening balance :			
. subsidiaries	13	(3)	10
. associated companies	14	(2)	12
. other companies	2	-	2
Total	**29**	**(5)**	**24**
Movements:			
Variations to the consolidation area			
. subsidiaries	(6)	-	(6)
. associated companies	6	-	6
Re-valuations			
. associated companies	15	-	15
Write-downs			
. subsidiaries	-	(1)	(1)
. associated companies	(10)	-	(10)
Disposals			
. subsidiaries	(1)	-	(1)
. associated companies	(1)	-	(1)
Closing balance			
. subsidiaries	6	(4)	2
. associated companies	24	(2)	22
. other companies	2	-	2
Total	**32**	**(6)**	**26**

☐ Subsidiary companies

The balance at 31st December 2003 amounted to 2 million euros, a decrease of 8 million euros versus 2002, due mainly to the reallocation amongst associated companies of the company Doris Engineering s.a., following its sale of an 11% stake to third parties.
Valued using the equity method:

(million €)	Group holding %	31st December 2002	31st December 2003
SASP Off-shore Engineering UK Ltd.	100.0	2	1
Saipem Logistics Services Ltd.	100.0	1	1
Doris Engineering s.a.	40.0	7	-
Total		10	2

☐ Associated companies

The balance at 31st December 2003 amounted to 22 million euros, an increase of 10 million euros versus 2002.

Valued using the equity method:

(million €)	Group holding %	31st December 2002	31st December 2003
Gaztransport et Technigaz Sas	30.0	7	10
Doris Engineering s.a.	40.0	–	6
Rosfin S.r.l.	33.3	3	3
Kwanda Suporto Logistico Lda.	40.0	2	2
Other minor holdings		–	1
Total		12	22

During the year the management of group holdings resulted in net income of 16 million euros. This is due to income, accounted for proportionally to the quota held, generated by Gaztransport et Technigaz (10 million euros), Kwanda Suporto Logistico (2 million euros), Doris Engineering (1 million euros), other minor holdings (2 million euros) and the disposal of holdings no longer deemed of strategic interest for the Group (1 million euros).

☐ Other companies

The balance at 31st December 2003 amounted to 2 million euros, as follows:

Investments in Eni Group companies valued using the cost method:

(million €)	Group holding %	31st December 2002	31st December 2003
Sieco S.p.A.	16.0	2	2
Total		2	2

Current assets

Inventories

Inventories amounted to 307 million euros at 31st December 2003, an increase of 130 million euros versus the previous year. Movements for the year are set out below:

(million €)	Raw materials and consumables	Contract work in progress	Total
Opening balance:			
- original value (a)	137	50	187
- provision for write-downs (b)	(10)	-	(10)
- net carrying value	127	50	177
Movements for the year			
Original value:			
- operating variations	13	126	139
- acquisition of company branch	3	-	3
- exchange variations, differences and other	(10)	(2)	(12)
Total (c)	6	124	130
Provision for write-downs:			
- (allocations)/utilisation	(1)	-	(1)
- exchange variations, differences and other	1	-	1
Total (d)	-	-	-
Closing balance:			
- original value (e=a+c)	143	174	317
- provision for write-downs (f=b+d)	(10)	-	(10)
- net carrying value (g=e+f)	133	174	307

Raw materials and consumables, mainly comprising the replacement of assets and equipment, were written-down in previous years to account for the reduced use of certain materials and the obsolescence of certain specific items.

The valuation of work in progress includes requests for payments not yet formally accepted by clients.

Work in progress for Eni Group companies amounted to 76 million euros.

Accounts receivables

82.4776

Accounts receivable amounted to 1,375 million euros, an increase of 54 million euros versus the previous year. Changes for the year have been set out in the following table:

(million €)

Variations in receivables component of current assets	Trade receivables	Receivables from subsidiary companies	Receivables from associated companies	Receivables from parent companies	Receivables from others	*Total*
Opening balance						
- original value (a)	941	4	7	25	415	1,392
- provision for write-downs (b)	(49)	-	-	-	(22)	(71)
- net value	892	4	7	25	393	1,321
Variation for the year						
Original value:						
- operating variations	187	(1)	-	20	(79)	127
- exchange differences	(59)	-	-	-	(18)	(77)
Total (c)	128	(1)	-	20	(97)	50
Provision for write-downs:						
- (allocations)/utilisation	(2)	-	-	-	3	1
- exchange differences	2	-	-	-	1	3
Total (d)	-	-	-	-	4	4
Closing balance						
- original value (e=a+c)	1,069	3	7	45	318	1,442
- provision for write-downs (f=b+d)	(49)	-	-	-	(18)	(67)
- net value (g=e+f)	1,020	3	7	45	300	1,375

There are no receivables due after 5 years.

During the year, the parent company factored receivables with recourse of approximately 159 million euros. The entire amount to be received by the parent company was actually received within the period set by the contractual obligations and no later than February 2004.

Trade receivables
Trade receivables amounted to 1,020 million euros at the 31st December 2003, an increase of 128 million euros versus 31st December 2002, and comprise receivables of a trading nature only.
Trade receivables due after one year amounted to 23 million euros, (33 million euros at 31st December 2002) and mainly relate to receivables given as collateral against the execution of long-term contracts.

They also include trade receivables due from Eni Group companies of 198 million euros.

Receivables from subsidiary companies
These amounted to 3 million euros at 31st December 2003, a decrease of 1 million euros versus 31st December 2002; and relate exclusively to trading transactions of the parent company with the SaiTre Consortium, carried out on an arms length basis.

Receivables from associated companies
These amounted to 7 million euros at 31st December 2003 and relate to trading activities carried out on an arms length basis with jointly controlled companies for the non-consolidated portion.

(million €)	31.12.2002	31.12.2003
Receivables due within one year:		
- Saipar Drilling Co. B.V.	3	3
- FPSO Mystras Produção de Petróleo Lda.	1	2
- Saipem Aban Drilling Company Pvt. Ltd.	3	1
- ER SAI Caspian Contractors Llc.	-	1
Total	7	7

Receivables from parent companies
These amounted to 45 million euros at 31st December 2003, an increase of 20 million euros versus 31st December 2002 and comprise receivables of a trading nature due from Eni Exploration & Production.

Receivables from others
Amounted to 300 million euros at 31st December 2003, a decrease of 93 million euros versus 31st December 2002.

Receivables from others due within one year amounted to 286 million euros (388 million at 31st December 2002). These comprise: payments on account to suppliers of 73 million euros (62 million euros at 31st December 2002); amounts receivable from tax authorities of 54 million euros (124 million euros at 31st December 2002); amounts receivable from insurance companies for reimbursement of costs and damages of 40 million euros (44 million euros at 31st December 2002); deferred tax assets of 21 million euros (29 million euros at 31st December 2002); receivables from employees of 11 million euros (8 million euros at 31st December 2002) and guarantee deposits of 4 million euros (10 million euros at 31st December 2002). This caption also includes short-term financial receivables of 9 million euros (13 million at 31st December 2002).

Receivables from others of 14 million euros, due after one year (5 million euros at 31st December 2002) relate to advances paid to associated companies to cover current investments (6 million euros), guarantee deposits and tax advances on 'employee termination benefits' (5 million euros) and contributions to Government Bodies (3 million euros) pursuant to local legislation due to be reimbursed to the paying company after a set period of time (twenty years).

Receivables from others include 39 million euros due from other Eni Group companies.

Markeatable securities
This caption amouted to 13 million euros and comprised treasury shared bought back by the parent company on the open market for allocation to the stock grant and stock-option schemes aimed at executive managers of Saipem S.p.A.,

its subsidiaries, its parent company and subsidiaries of the parent company, working within the Saipem Group who have achieved their pre-set targets.

☐ Cash and equivalents

Cash amounted to 549 million euros at 31st December 2003, an increase of 299 million euros versus the previous year following amounts received towards the end of the year, which were impossible to utilise in repayment of related debts, and amounts received related to companies jointly owned and/or managed.

Cash and equivalents at year-end, 61% of which are denominated in euros, 27% in US dollars and 12% in other currencies, received an average interest rate of 1.69%. 159 million euros thereof are on deposit at Eni Group financial companies. The breakdown of cash and equivalents at 31st December 2003 by geographical area (based on the country of domicile of the relevant company) is as follows:

(million €)	
France	270
Italy	177
Rest of Europe	76
Asia/Pacific	19
South America	2
North America	3
Africa	2
Total	**549**

☐ Prepayments and accrued income

These amounted to 150 million euros at 31st December 2003, an increase of 21 million euros versus the previous year, and comprise the following:

- **Accrued income**

  amounted to 19 million euros at 31st December 2003, an increase of 18 million euros versus the previous year and related to hedging operations (17 million euros, non existent in 2002) and hedging premia (2 million euros versus 1 million euros at 31st December 2002).

- **Prepayments**

  amounted to 131 million euros at 31st December 2003, an increase of 3 million euros versus the previous year and mainly comprised: costs to be incurred in future periods of 106 million euros (64 million euros at 31st December 2002); insurance premia of 8 million euros (12 million euros at 31st December 2002) and prepaid financial expenses and exchange rate differences on hedging contracts for long term contracts of 7 million euros by a foreign subsidiary (23 million euros at 31st December 2002).

  Prepayments relating to Eni Group companies amounted to 8 million euros.

82.4776

Shareholders' equity

(million €)	31.12.2002	31.12.2003
Share capital	441	441
Share premium reserve	62	62
Re-valuation reserve	2	2
Legal reserve	48	52
Reserve for treasury shares held	-	13
Reserve for buy-back of treasury shares	-	22
Reserve for exchange rate differences	35	(5)
Retained earnings	496	585
Net income for the year	191	196
Total	**1,275**	**1,368**

Share capital
The share capital of Saipem S.p.A. amounted to 441 million euros, corresponding to 440,713,700 shares with a nominal value of 1 euro each, of which 440,499,432 are ordinary shares and 214,268 are savings shares.

Share premium reserve
This amounted to 62 million euros at 31st December 2003, unchanged versus the previous year.

Revaluation reserve
This reserve was set up by Saipem S.p.A. pursuant to Law no. 413/91.

Legal reserve
The legal reserve of Saipem S.p.A. represents the portion of profits accrued as per art. 2430 of the Italian Civil Code. The legal reserve increased by 4 million euros versus 31st December 2002, following the allocation to this reserve of 5% of the 2002 net income.

82.4776

☐ Reserve for treasury shares held

This reserve of Saipem S.p.A. is due to the buy-back of no. 2,098,757 treasury shares stated under the relevant asset caption. The reserve was established by drawing from the "reserve for buy-back of treasury shares".

☐ Reserve for buy-back of treasury shares

This reserve amounted to 22 million euros and was created by drawing from the "retained earnings" reserve. On 2nd May 2003, the Shareholders' meeting granted the Board of Directors the power, pursuant to art. 2357, comma 2. of the Italian Civil Code to buy back, over a period of 18 months from date of Shareholders' approval, up to no. 4,100,000 treasury shares of the nominal value of 1 euro each at a price not lower than their nominal value but not higher than 5% of the reference price on the day preceding each purchase, which shall take place on the Telematic Share Market of the Italian Stock Exchange, for an overall amount not exceeding 35 million euros.
With regard to no. 2,098,757 treasury shares bought, the amount expended (13 million euros) was posted to the "reserve for treasury shares held".

☐ Reserve for exchange rate differences

The reserve for exchange rate differences arises from the translation into euros of those financial statements expressed in foreign currency.

☐ Movements in consolidated shareholders' equity for the years ended 31st December 2001, 2002 and 2003

(million €)	Share capital	Share premium reserve	Revaluation reserve	Legal reserve	Reserve for treasury shared held	Reserve for buy-back of treasury shares	Reserve for exchange rate differences	Retained earnings	Group net income for the year	Total
Balance at 31.12.2000	**227**	**291**	**2**	**23**	**-**	**-**	**50**	**338**	**80**	**1,011**
Distributed dividends	-	-	-	-	-	-	-	-	(27)	(27)
Retained earnings 2000 and attribution to legal reserve	-	-	-	2	-	-	-	51	(53)	-
Increase in nominal value of Saipem S.p.A. shares from Lit. 1,000 to 1 euro	213	(231)	-	21	-	-	-	(3)	-	-
Exchange differences	-	-	-	-	-	-	4	-	-	4
Net income for the year	-	-	-	-	-	-	-	-	168	168
Balance at 31.12.2001	**440**	**60**	**2**	**46**	**-**	**-**	**54**	**386**	**168**	**1,156**
Distributed dividends	-	-	-	-	-	-	-	-	(56)	(56)
Retained earnings 2001 and attribution to legal reserve	-	-	-	2	-	-	-	110	(112)	-
Share capital increase following stock options exercise	1	2	-	-	-	-	-	-	-	3
Exchange differences	-	-	-	-	-	-	(19)	-	-	(19)
Net income for the year	-	-	-	-	-	-	-	-	191	191
Balance at 31.12.2002	**441**	**62**	**2**	**48**	**-**	**-**	**35**	**496**	**191**	**1,275**
Distributed dividends	-	-	-	-	-	-	-	-	(63)	(63)
Retained earnings 2002 and attribution to legal reserve	-	-	-	4	-	-	-	124	(128)	-
Buy-back of treasury shares	-	-	-	-	13	22	-	(35)	-	-
Exchange differences	-	-	-	-	-	-	(40)	-	-	(40)
Group net income	-	-	-	-	-	-	-	-	196	196
Balance at 31.12.2003	**441**	**62**	**2**	**52**	**13**	**22**	**(5)**	**585**	**196**	**1,368**

Reconciliation of Saipem S.p.A. shareholders' equity and net income to consolidated shareholders' equity and net income

(million €)	31.12.2001 Shareholders' equity	31.12.2001 Net income	31.12.2002 Shareholders' equity	31.12.2002 Net income	31.12.2003 Shareholders' equity	31.12.2003 Net income
As reported in statutory financial statements	667	59	684	70	689	68
- difference between book value and shareholders' equity, including result for the year, of consolidated subsidiaries	619	108	884	259	902	59
- consolidation adjustments for:						
. un-realised inter-company result elimination	(110)	8	(300)	(193)	(271)	32
. elimination of tax effects by nature	10	4	24	15	37	16
. other adjustments	(28)	(11)	7	43	34	21
Total shareholders' equity	1,158	168	1,299	194	1,391	196
Minority interests in capital and reserves	(2)	-	(24)	(3)	(23)	-
Group Shareholders' equity	1,156	168	1,275	191	1,368	196

Minority interests in net equity

Minority interests amounted to 23 million euros at 31st December 2003, a decrease of 1 million euros versus 31st December 2002.

82.4776

Provisions for contingencies

Provisions for contingencies amounted to 117 million euros, a decrease of 15 million euros versus the previous year.

The composition of the caption and movements are set out below:

Movements in provisions for contingencies

(million €)	Severance pay and similar provisions	Income taxes	Stock Grants	Periodic maintenance	Losses on long term contracts	Provision for contingencies	Provision for losses in associated and other companies	Redundancy incentives	Others provisions	Total
			Other provisions for contingencies							
Balance at 31.12.2001	12	24	-	10	9	8	2	-	1	66
movements:										
Allocation	5	8	-	6	11	19	-	-	-	49
Utilisation	(4)	(2)	-	(7)	(13)	(6)	-	-	-	(32)
Variation to consolidation area	19	7	-	9	8	13	(1)	-	-	55
Exchange rate differences	(2)	-	-	(1)	-	-	-	-	-	(3)
Other variations	1	(4)	-	-	1	(1)	-	-	-	(3)
Balance at 31.12.2002	31	33	-	17	16	33	1	-	1	132
movements:										
Allocation	9	1	2	12	22	3	-	1	-	50
Utilisation	(7)	(1)	-	(11)	(16)	(20)	-	-	(1)	(56)
Exchange rate differences	(3)	-	-	(1)	(5)	-	-	-	-	(9)
Other variations	2	(8)	-	-	3	3	-	-	-	-
Balance at 31.12.2003	32	25	2	17	20	19	1	1	-	117

Severance pay and similar provisions

This amounted to 32 million euros, an increase of 1 million euros versus the previous year; this captions includes amounts due upon retirement to personnel employed in countries other than Italy to whom local legislation applies.

Income taxes

These amounted to 25 million euros. These provisions are made for potential or existing disputes with tax authorities in countries other than Italy based on objectively grounded risks considering local tax regulations.

Other provisions for contingencies

These amounted to 60 million euros, a decrease of 8 million euros versus the previous year and mainly relate to the following:

Periodic maintenance

These provisions amounted to 17 million euros, unchanged versus the previous year, and include periodic maintenance on vessels and the release of those provisions related to vessels that have been sold.

Losses on long-term contracts

Provisions amounted to 20 million euros, an increase of 4 million euros versus the previous year. At year-end, these represented the best estimate of expected losses on long term contracts in the Offshore and Onshore Construction sectors.

ovisions for contingencies

nounted to 19 million euros, a decrease of 14 million euros versus the previous year, due mainly to utilisation of 6 illion euros on legal proceedings, for which provisons had been made, in addition to utilisation of funds on the ttlement of commercial transactions.

ovisions for stock grant schemes

iese include the cost of the scheme, i.e. the fair value of stock plus social contribution and severance pay provisions, hich will be due upon the transfer of the stock to company employees.
hese provisions also include the overall fair value of stock allocated to employees of subsidiary companies, whose osts have been subsequently re-charged.

rovisions for redundancy incentives to surplus personnel

hese amounted to 1 million euros and relate to provisions made during the year by an Italian subsidiary.

Employee termination benefits

These amounted to 31 million euros, a net increase of 5 million euros versus the previous year.

Variations have been set out below:

(million €)	
Opening balance	26
Variations:	
- allocations	6
- utilisation	(2)
- other movements	1
Closing balance	31

The caption "other movements" relates to termination benefits for employees of the Italian company Energy Maintenance Services S.p.A. transferred as part of the company branch "Manutenzioni Italia" from the parent company Eni Exploration & Production.

Payables

Payables amounted to 2,763 million euros, an increase of 109 million euros versus the previous year. Variations have been set out in the following table:

(million €)	Opening balance	Movements in the year			Closing balance
		Increases / (repayments)	Exchange rate differences	Other variations	
Payables to other financial institutions	1,085	46	(31)	–	1,100
Accounts payable to suppliers	724	210	(33)	(24)	877
Paybles to banks	426	5	(20)	–	411
Advances	136	8	–	(6)	138
Amounts payable to tax authorities	104	(67)	(2)	8	43
Amounts payable to associated companies	1	–	–	–	1
Amounts payable to parent companies	–	4	–	–	4
Social security charges	32	(3)	–	–	29
Other payables	146	16	(9)	7	160
Total	**2,654**	**219**	**(95)**	**(15)**	**2,763**

There are no payables due after five years.

Payables to other financial institutions

These amounted to 1,100 million euros at 31st December 2003, an increase of 15 million euros versus the previous year. It comprises loans granted to the parent company and subsidiaries by Eni Group finance companies (1,020 million euros), and payables due to leasing companies for capital leases (35 million euros).
Payables due to Eni Group companies amounted to 1,055 million euros.
Payables due after one year totalled 276 million euros (99 million euros at 31st December 2002).
The overall debt of 1,511 million euros, consisting of the amount due to banks and other financial institutions, comprises short term debts of 933 million euros (1,105 million euros at 31st December 2002), granted at an average interest rate of 2.74% (3.69% in 2002) and amounts due after one year of 578 million euros (406 million euros at 31st December 2002) granted at an average interest rate of 3.79% (4.52% in 2002).

Accounts payable to suppliers

Amounted to 877 million euros at 31st December 2003, an increase of 153 million euros versus the previous year, due to the increase in volumes for the whole Group.

Payables due to Eni Group companies amounted to 53 million euros.

Payables to banks

Payables to banks amounted to 411 million euros at 31st December 2003, a decrease of 15 million euros versus the previous year. Amounts payable to banks due after one year totalled 302 million euros (307 million euros at 31st December 2002).
Amounts due after one year relate to a loan of 300 million euros expiring in 2007. At year-end, the interest rate, variable and linked to the Euribor rate, stood at 2.545%; an interest rate swap was taken out on this loan. This financing, taken out directly by the French subsidiary of Saipem, is related to the acquisition of Bouygues Offshore (now Saipem s.a.) occurred in 2003.

Amounts due to banks secured by collateral amounted to 1 million euros and relate to a loan granted to an Italian subsidiary and secured with a special lien on the related tangible assets.

☐ Advances
These amounted to 138 million euros at 31st December 2003, an increase of 2 million euros versus the previous year. This caption relates to advance payments made by client mainly to Saipem S.p.A., for works on projects yet to be performed in Libyan waters, in addition to payments made to other Group companies for projects yet to be performed in Russia and West Africa.

☐ Amounts payable to tax authorities
These amounted to 43 million euros at 31st December 2003, a decrease of 61 million euros versus the previous year. They mainly consist of amounts payable to local taxation authorities for income taxes (30 million euros), VAT (8 million euros), withholding taxes (2 million euros) and other payables (3 million euros).

☐ Amounts payable to associated companies
Payables to associated companies amounted to 1 million euros at 31st December 2003, unchanged from the previous year and relate to transactions of a trading and financial nature, summarised as follows:

(million €)	31.12.2002	31.12.2003
Saipem Aban Drilling Company Pvt. Ltd. (non-consolidated portion)	1	1
Total	1	1

☐ Amounts payable to parent companies
Payables to parent companies amounted to 4 million euros at 31st December 2003 and relate to transactions of a trading nature.

☐ Social security charges
These amounted to 29 million euros at 31st December 2003, a decrease of 3 million euros versus the previous year; and comprise social security contributions payable mainly by Saipem S.p.A. and Italian Group companies.

☐ Other payables
Other payables amounted to 160 million euros at 31st December 2003, an increase of 14 million euros versus the previous year. They mainly include amounts payable to joint-ventures of 51 million euros (17 million euros at 31st December 2002); amounts payable to personnel of 50 million euros (50 million euros at 31st December 2002); advances received from clients amounting to 7 million euros (41 million euros at 31st December 2002); and amounts payable to insurance companies of 1 million euros (3 million euros at 31st December 2002).

There are no other amounts payable to Eni Group companies.

■ Accrued expenses and deferred income

These amounted to 663 million euros at 31st December 2003, an increase of 259 million euros versus the previous year, and are as follows.

☐ Accrued expenses
Amounted to 12 million euros at 31st December 2003, an increase of 10 million euros versus the previous year and are made up as follows:

(million €)	31.12.2002	31.12.2003
Interest expenses on financing	2	2
Expenses for exchange rate hedging transactions	-	10
Total	2	12

Deferred income

amounted to 651 million euros at 31st December 2003, an increase of 249 million euros versus 31st December 2002 and are made up as follows:

(million €)	31.12.2002	31.12.2003
Adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured	387	632
Exchange rate hedging transactions	5	16
Other	10	3
Total	**402**	**651**

The increase for the caption "Adjustments to revenues from long-term contracts in accordance with the accruals concept, made on the basis of the amounts contractually matured" is due to the type of contracts performed and the greater incidence of EPIC type contracts in the Offshore and Onshore Construction sectors.
Deferred income from Eni Group companies amounted to 3 million euros.

Guarantees and other memorandum and contingency accounts

This caption amounted to 3,542 million euros at 31st December 2003 (3,445 million euros at 31st December 2002).

Guarantees

Guarantees amounted to 1,547 million euros, and are summarised as follows:

(million €)	31.12.2002	31.12.2003
Guarantees on behalf of:		
- subsidiary companies	1,293	962
- associated companies	45	9
- others	13	6
Sub-total	**1,351**	**977**
- Guarantees by third parties in favour of Saipem S.p.A.	660	570
Total	**2,011**	**1,547**

Mainly comprising:

- Guarantees given to third parties relating to guarantees issued by banks by order and on behalf of the parent company, for obligations arising from the participation in contract tenders, for the proper execution of work, for liens and credit facilities.

Collateral

Collateral amounted to 1 million euros and related to special liens on tangible assets granted by an Italian subsidiary to a bank to guarantee financing received.

☐ Other memorandum and contingency accounts

These amounted to 1,994 million euros and refer to commitments on hedging contracts.
Such commitments on derivative contracts, including those of little value inasmuch as they do not involve the assumption of commitments but the option to do so, are as follows:

(million €)	Value at 31.12.2002	Value at 31.12.2003
Hedging contracts – fixed exchange rate:		
. purchase of foreign currency	236	386
. sale of foreign currency	863	745
Sub-total	**1,099**	**1,131**
Interest rate swaps (I.R.S.):		
. purchase	33	17
. sale	300	400
Sub-total	**333**	**417**
Options:		
. purchase of foreign currency	-	59
. sale of foreign currency	-	387
Sub-total	-	**446**
Total	1,432	1,994

These derivative contracts were entered into in order to reduce the market risk exposure arising from exchange rate fluctuations of those currencies in which trading transactions are carried out. Thus, derivative contracts for dealing purposes are not held.

Amounts by currency are as follows:

(million €)	Nominal value at 31.12.2002		Nominal value at 31.12.2003	
	Purchase	Sale	Purchase	Sale
US Dollar	215	773	245	1,050
Euro	31	379	3	425
Pound Sterling	12	11	125	27
Norwegian Kroner	-	-	86	26
Other	11	-	3	4
Total	**269**	**1,163**	**462**	**1,532**

The market value of the above contracts reflects the amounts estimated as payable or receivable if the contracts were to be settled at year-end including, therefore the unrealised income or losses on open contracts. In order to estimate the market value of the contracts, the stock market prices and appropriate pricing models have been used. The total theoretical net gains / (losses) arising are as follows:

(million €)	31.12.2002	31.12.2003
Derivative contracts on currencies:		
- gains	77	77
- losses	(14)	(18)
Total	63	59

Commitments relating to hedging contracts with Eni Group companies amount to 1,677 million euros (1,019 million euros at 31.12.2002).

Interest rate swaps (I.R.S.) were entered into in order to reduce the risk exposure arising from interest rate fluctuations. It was agreed for the parties to swap, at set due dates, the difference between fixed and variable rate, calculated on a nominal reference value.

Details on interest rate swaps at year-end are as follows:

	31.12.2002	31.12.2003
Nominal value (million euros)	300	400
Swap - sale	3.95	3.78
Swap - purchase	3.00	2.19
Average expiry (years)	5	4

Average variable rates are based on interest rates at year-end and can vary, thereby significantly affecting future flows. Comparison between sale and purchase swaps does not provide an indication on existing derivative contracts; this result depends on the underlying transaction.
The market value for these type of contracts shows theoretical losses amounting to 7,391 thousand euros.

☐ Off-balance sheet commitments and contingencies

Saipem S.p.A., for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by subsidiary or associated companies where they fail to fulfil the contractual obligations themselves, as well as to pay for any damages incurred as a result of any failure to meet those obligations.
These commitments guarantee the cover for contracts whose overall value amounts to 3,959 million euros at 31st December 2003 (3,131 million euros at 31st December 2002).

☐ Commitments to purchase new shares issued by Saipem s.a.

Following commitments undertaken during the acquisition of Bouygues Offshore (now Saipem s.a.), Saipem S.p.A. is under obligation to purchase 588,000 shares to be issued by Saipem s.a. should stock-option assignees (of pre-acquisition stock-option schemes) wish to exercise their right to subscribe the shares on the date and at the price set by the stock option plan. Since the shares of the French subsidiary have been delisted upon conclusion of the acquisition process, Saipem S.p.A. shall purchase the stock at the price and conditions agreed with stock-option assignees (employed by the French company).

income statement

82.4776

Revenues

Turnover

Turnover amounted to 4,105 million euros, an increase of 938 million euros versus the previous year.

A breakdown of the Group turnover by business sector is set out below:

(million €)	2002	2003
Offshore Construction	1,682	2,435
Offshore Drilling	345	298
Leased FPSO	33	39
Onshore Construction	673	728
Onshore Drilling	220	192
Liquefied Natural Gas (L.N.G)	110	205
Maintenance, Modification and Operation (M.M.O)	104	208
Total	**3,167**	**4,105**

Turnover by geographical area is as follows:

Geographical area (*)	2002 million €	2002 %	2003 million €	2003 %
Italy	66	2.1	80	1.9
North Sea	379	12.0	269	6.6
Rest of Europe	704	22.2	469	11.4
Africa	954	30.1	2,203	53.6
Middle East	259	8.2	183	4.5
Far East	199	6.3	184	4.5
Rest of Asia	322	10.2	392	9.5
Americas	270	8.5	204	5.0
Australia	14	0.4	121	3.0
Total	**3,167**	**100**	**4,105**	**100**

(*) *Based on the final destination of services*

Revenues from Eni Group companies amounted to 667 million euros (346 million euros in 2002), of which 120 million euros from the parent company Eni S.p.A. (Eni Exploration & Production) (78 million euros in 2002).

Variations in contract work in progress

The positive variation of 126 million euros, relating to contracts in the Onshore and Offshore Construction sectors, has been commented on under "inventories".

Increase in internal work capitalised under fixed assets

This caption relates to the capitalisation of costs for internal work incurred during the year, amounting to 8 million euros, mainly due to interventions carried out by internal resources (labour and materials) on the readying of vessels and equipment for new projects in new geographical areas.

Other revenues and income

These amounted to 19 million euros (58 million euros in 2002); and have been analysed as follows:

(million €)	2002	2003
- Other revenues and income:		
- gains on sale of tangible fixed assets	6	6
- release of provisions for doubtful debts	4	6
- income on charge-out of personnel costs	4	6
- release of provisions for contingencies	14	1
- income relating to trading transactions	8	-
- compensation for damages	2	-
- other operating revenues	20	-
Total	58	19

The release of provisions for contingencies arises from the fact that the risks provided for in previous years did not occur.

Operating expenses

Raw materials, consumables and supplies

These expenses amounted to 759 million euros, an increase of 64 million euros versus the previous year. They include costs for the purchase of raw and other materials used in operations as well as consumables and supplies.

Costs for raw materials, consumables and supplies purchased from Eni Group companies amounted to 12 million euros.

Services

These amounted to 1,949 million euros, an increase of 882 million euros versus the previous year and due entirely to the rise in operating volumes.

Such costs relate to sub-contracting, design and project management activities, insurance transport, consultancy and technical services, maintenance, postal and telegraphic services, personnel and other general services.

They include approximately 11 million euros (3 million euros in 2002) for commercial brokerage fees.

Costs for services provided by Eni Group companies amounted to 68 million euros and refer to insurance premia relating to assets involved in operating activities and personnel insurance (47 million euros), general services such as management, maintenance and office security services, telecommunications, aircraft services and IT costs (12 million euros), services for professional and technical training, the implementation of new processes and IT systems (2 million euros) and engineering and design costs (3 million euros).

Use of third party assets

These costs amounted to 208 million euros, a decrease of 3 million euros versus the previous year.
They include instalments for the lease and rental of vessels, motor vehicles, land and buildings and aircraft as well as costs for licences and industrial patents.

Costs for the use of third party assets due to Eni Group companies amounted to 8 million euros.

Payroll and related costs

Payroll and related costs amounted to 706 million euros, and includes wages and salaries, employee termination benefits, holidays accrued but not yet taken and social security contributions in accordance with current national labour contracts and legislation.
The allocation made to employee termination benefits includes re-valuation of the provision at 31st December 2002 and has been calculated on the basis of the Cost of Living index (ISTAT) and the amounts maturing to the benefit of the employee during the year.

Other personnel costs amounted to 18 million euros (43 million euros in 2002) and relate to canteen services, construction yard logistic services, transport and other social costs.
The average workforce, by category, for all the consolidated companies is as follows:

	Personnel at 31.12.2002	Personnel at 31.12.2003	Average workforce (*)
- Executive managers	133	290	248
- Managers	2,657	1,501	2,074
- White collar	7,880	7,809	7,469
- Blue collar	14,333	11,456	13,142
- Seamen	242	258	263
Total	**25,245**	**21,314**	**23,196**

(*) flat monthly average; does not take into account the time of company consolidation.

Data shown below relates to employees of companies consolidated using the proportional method, in accordance with art. 37 of Legislative Decree 127 of 9th April 1991. These have been included in the above table at 50%.

	Personnel at 31.12.2002	Personnel at 31.12.2003	Average workforce (*)
- Executive managers	3	-	-
- Managers	7	15	[illegible]
- White collar	104	120	138
- Blue collar	114	89	70
- Seamen	49	2	[illegible]
Total	**277**	**226**	**213**

(*) flat monthly average; does not take into account the time of company consolidation.

Amortisation, depreciation and write-downs

These amounted to 267 million euros, an increase of 8 million euros versus the previous year, and include charges for 2003 related to the year of amortisation of intangible assets and the depreciation of tangible assets of 258 million euros and the write-downs of receivables included under current assets of 9 million euros.
An analysis of amortisation, depreciation and write-downs is provided under the captions for intangible and tangible assets.

☐ Variations in raw materials, supplies and consumables

This expenditure mainly comprises the change in spare parts and consumables for internal use rather than for resale and showed a balance of 12 million euros at 31st December 2003.

Further information is given under the caption "inventories".

☐ Provisions for contingencies

Provisions for contingencies amounted to 3 million euros (19 million euros in 2002) and relate mainly to provisions made by Saipem S.p.A. for estimated expenses on legal proceedings of 1 million euros and provisions made by Saipem s.a. of 2 million euros.

☐ Other provisions

These amounted to 34 million euros (17 million euros in 2002) and are analysed in detailed under the caption "Provisions for Contingencies-other". They include the allocation for the periodic maintenance of vessels of 12 million euros and the allocation made in relation to estimated losses on contracts in the Offshore and Onshore Construction sectors at year-end of 22 million euros.

☐ Other operating costs

These costs amounted to 41 million euros, a decrease of 2 million euros versus the previous year and relate to:

(million €)	2002	2003
Taxation and customs duties	23	23
Losses on receivables and others	-	2
Charges on trading transactions	5	1
Losses on disposal of tangible assets	5	1
Damages not covered by insurance	3	-
Other operating costs	7	14
Total	**43**	**41**

Financial income and expenses

Income from investments

Income from investments amounted to 2 million euros and result mainly from the sale of company holdings to third parties (1 million euros) and dividends received by Saipem S.p.A. (1 million euros).

Other financial income

This amounted to 127 million euros, a decrease of 36 million euros versus the previous year and comprises:

(million €)	2002	2003
- exchange rate gains	90	85
- premia on hedging contracts for foreign currency risks	50	18
- interest income on bank deposits and current accounts	3	15
- interest income from Eni Group financing companies	4	7
- interest income on tax credits	1	1
- charges on guarantees	6	-
- interest income on receivables from others	4	-
- interest from associated companies	1	-
- other financial income	4	1
Total	**163**	**127**

The above amounts include income of 7 million euros from Eni Group companies.

Interest and other financial expenses

These expenses amounted to 180 million euros, a decrease of 31 million euros versus the previous year and refer to:

(million €)	2002	2003
- exchange rate losses	90	85
- interest due to Eni Group finance companies	40	35
- expenses on hedging contracts	60	29
- interest payable to banks	6	17
- interest expenses on payables to others	12	2
- other financial expenses	3	12
Total	**211**	**180**

The above figures include charges of 35 million euros to Eni Group companies.

Revaluation of investments valued with the equity method

This amounted to 15 million euros and pertain to the economic results achieved by companies consolidated using the equity method and relate entirely to companies held directly or indirectly by Saipem s.a.

Write-down of investments

This amounted to 1 million euros and relate to write-downs of a foreign subsidiary.

Extraordinary income and expenses

Income

Extraordinary income amounted to 2 million euros, and comprised to the collection of funds from persons whom Saipem sued as part of the "Mani Pulite" legal proceedings in addition to cost allocations in 2002 for the settlement of tax due over the period 1997-2001 which were greater than the actual expense.

Expenses

Extraordinary expenses amounted to 5 million euros and related mainly to costs borne by Saipem S.p.A. and a subsidiary company for early retirement incentives (4 million euros).

Income taxes

These amounted to 67 million euros, an increase of 5 million euros versus the previous year and mainly refer to taxes paid abroad.

82.4776

Information by business sector

Operating revenues, contribution from operations, tangible and intangible assets, capital expenditure and depreciation and amortisation by business sector.

(million €)	Offshore Construction	Leased FPSO	Offshore Drilling	Onshore Drilling	Onshore Construction	L.N.G.	M.M.O.	Head Office	Total
2002									
Operating revenues	1,686	33	345	220	651	110	104	–	3,149
Contribution from operations	221	8	83	24	54	11	3	-	404
Tangible and intangible assets	1,202	46	621	129	265	212	90	49	2,614
Capital expenditure	799	25	47	43	221	175	93	13	1,416
Depreciation, amortisation and write-downs	116	15	42	26	34	13	3	6	255
2003									
Operating revenues	2,547	39	298	192	742	205	208	–	4,231
Contribution from operations	226	9	57	23	70	24	9	–	418
Tangible and intangible assets	1,127	89	656	95	244	193	85	56	2,545
Capital expenditure	87	55	73	6	29	5	4	13	272
Depreciation, amortisation and write-downs	115	12	37	20	45	18	7	4	258

Detailed information relating to the above has been disclosed in the relevant business section of the Directors' report.

Operations with related parties

Operations with related parties are detailed in the Directors' Report.

Saipem S.p.A. Directors', Statutory Auditors' and General Managers' remuneration

Emoluments paid to the Saipem S.p.A. Board of Directors for 2003 amounted to 2,287 thousand euros. Emoluments paid to the Saipem S.p.A. Board of Statutory Auditors amounted to 136 thousand euros. Emoluments paid to General Managers amounted to 721 thousand euros.

The above compensation represents costs borne by Saipem S.p.A. and its subsidiaries and comprise ordinary emoluments, non-monetary fringe benefits, bonuses and other incentives, attendance fees, out-of-pocket expenses reimbursed as a lump sum and emoluments recognised for similar duties in other consolidated companies. For those directors entrusted with executive powers and who are employees of the company or another Eni Group company, the emoluments also comprise a salary. Moreover, in the case of termination of employment, the emoluments may comprise additional amounts in excess of the termination indemnity.

The above remuneration refers to those emoluments, which are subject to taxation in accordance with personal tax regulations.



Reconta Ernst & Young S.p.A.
Via Torino, 68
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
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AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Saipem S.p.A.

1. We have audited the consolidated financial statements of Saipem S.p.A. as of and for the year ended December 31, 2003. These consolidated financial statements are the responsibility of Saipem S.p.A.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such consolidated financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   The audits of the financial statements of certain consolidated subsidiaries, which respectively represent approximately 4% of consolidated total assets and approximately 7% of consolidated net sales, are the responsibility of other auditors.

   For our opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated April 4, 2003.

3. In our opinion, the consolidated financial statements of Saipem S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Saipem S.p.A. as of December 31, 2003, and the consolidated results of its operations for the year then ended.

Milan, April 6, 2004

Reconta Ernst & Young S.p.A.
signed by: Pietro Carena
(Partner)

Reconta Ernst & Young S.p.A.
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